As filed with the U.S. Securities and Exchange Commission on May 22, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TOTAL ENERGY SERVICES INC.

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA	1381, 7350, 7359, 4700, 3533,	98-0423290
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

2550, 300 - 5th Avenue S.W.,

Calgary, Alberta, Canada, T2P 3C4

(403) 698-8445

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 8th Avenue

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Cameron M. Danyluk, Esq. Total Energy Services Inc. 2550, 300 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3C4 (403) 698-8445	Christopher J. Cummings, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 77 King Street West Suite 3100 Toronto, Ontario, Canada M5K 1J3 Tel: 416-504-0522 Fax: 416-504-0530	Nicholas P. Fader, Esq. John E. Piasta, Esq. Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7 (403) 298-3333

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(5)
Common Shares	857,676(1)	N/A	US$8,972,608(3)	US$1,040
Redeemable Preferred Shares	6,597,506(2)	N/A	US$989,626(4)	US$115
Total				US$1,155

(1)	Represents the maximum number of common shares of Total Energy Services Inc. (the “Registrant”) estimated to be issuable to U.S. holders of outstanding common shares (“Savanna Shares”) of Savanna Energy Services Corp. (“Savanna”) upon consummation of the amalgamation of the Registrant and Savanna (the “Amalgamation”), calculated as the product of (a) 6,597,506, which is the maximum number of Savanna Shares estimated solely for purposes of this calculation by the Registrant to be held in the United States, and (b) the exchange ratio of 0.1300 of a common share of the Registrant for each Savanna Share.
(2)	Represents the maximum number of redeemable preferred shares of the Registrant (the “Preferred Shares”) estimated to be issuable to U.S. holders of Savanna Shares upon consummation of the Amalgamation, calculated as 6,597,506, which is the maximum number of Savanna Shares estimated solely for purposes of this calculation by the Registrant to be held in the United States.
(3)	Estimated solely for purposes of calculating the registration fee in accordance with General Instruction IV.H of Form F-80. The registration fee has been calculated upon the basis of the market value of the Savanna Shares estimated solely for purposes of this calculation to be held by United States holders, or US$8,972,608. Such market value is calculated as the product of (i) the maximum number of Savanna Shares estimated solely for purposes of this calculation by the Registrant to be held of record by United States holders as of May 1, 2017, or 6,597,506 Savanna Shares, and (ii) US$1.36, which is the average of the high and low prices for Savanna Shares reported on the Toronto Stock Exchange for May 1, 2017 (C$1.85), converted into U.S. dollars at the average daily rate of exchange reported by the Bank of Canada on May 1, 2017 (C$1.00 = US$0.7321), rounded up to the nearest cent.
(4)	Estimated solely for purposes of calculating the registration fee in accordance with General Instruction IV.H of Form F-80. The registration fee has been calculated upon the basis of the market value of the Preferred Shares estimated solely for purposes of this calculation to be held by United States holders, or US$989,626. Such market value is calculated as the product of (i) the maximum number of Savanna Shares estimated solely for purposes of this calculation by the Registrant to be held of record by United States holders as of May 1, 2017, or 6,597,506 Savanna Shares, and (ii) US$0.15, which is the cash redemption price of the Preferred Shares (C$0.20), converted into U.S. dollars at the average daily rate of exchange reported by the Bank of Canada on May 1, 2017 (C$1.00 = US$0.7321), rounded up to the nearest cent.
(5)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), at a rate equal to US$115.90 per US$1.0 million of proposed maximum aggregate offering price.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Notice of Special Meeting Of Shareholders to be held on June 20, 2017 and Information Circular and Proxy Statement with respect to a proposed amalgamation of Savanna Energy Services Corp. and 2043324 Alberta Ltd., a wholly-owned subsidiary of Total Energy Services Inc., dated May 19, 2017 (the “Circular”).

2.	Informational Legends.

See the cover page of the Circular.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Vice President, Legal, General Counsel and Corporate Secretary of the Registrant at 2550, 300 -5th Avenue S.W., Calgary, Alberta, Canada, T2P 3C4, or by telephone at (403) 698-8445. Those documents are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, under the SEDAR profile for the Registrant.

4.	List of Documents Filed with the Commission.

See the heading “Information Circular—Documents Forming Part of the Registration Statement” in the Circular.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on June 20, 2017

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a proposed amalgamation of

SAVANNA ENERGY SERVICES CORP.

and

2043324 ALBERTA LTD., a wholly-owned subsidiary of TOTAL ENERGY SERVICES INC.

May 19, 2017

These materials are important and require your immediate attention. They require holders of common shares of Savanna Energy Services Corp. (“Savanna”) to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you have any questions or require more information with respect to voting your common shares of Savanna, please contact Computershare Trust Company of Canada at 1-800-564-6253 (toll free).

(Continued from cover page)

The offering under the Amalgamation (as defined herein) is being made by a Canadian foreign private issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this document in accordance with the disclosure requirements of Canadian Securities Laws (as defined herein). Savanna Shareholders (as defined herein) should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in this document have been prepared in accordance with International Financial Reporting Standards, and may be subject to foreign auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Savanna Shareholders who are resident in, or citizens of, the United States, should be aware that the disposition of their Savanna Shares (as defined herein) and the acquisition by them of Total Shares (as defined herein) and Total Redeemable Preferred Shares (as defined herein) may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein and such Savanna Shareholders are encouraged to consult their tax advisors.

The enforcement by investors of civil liabilities under United States Securities Laws (as defined herein) may be affected adversely by the fact that Total is incorporated and organized under the laws of the Province of Alberta, that all of its officers and directors are residents of Canada, that some or all of the experts named in this document may be residents of a foreign country, and that all or a substantial portion of the assets of Total and said persons may be located outside the United States.

THE ISSUANCE OF THE TOTAL SHARES AND THE TOTAL REDEEMABLE PREFERRED SHARES UNDER THE AMALGAMATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

APPENDICES

ENCLOSURES

Form of Proxy

Letter of Transmittal

Return Envelopes

May  19, 2017

Dear Savanna Shareholder:

You are invited to attend a special meeting (the “Meeting”) of holders (“Savanna Shareholders”) of common shares (“Savanna Shares”) of Savanna Energy Services Corp. (“Savanna”) to be held at the offices of Burnet, Duckworth & Palmer LLP, located at 2400, 525-8th Avenue S.W., Calgary, Alberta, on June 20, 2017 at 8:00 a.m. (Calgary time). At the Meeting, you will be asked to consider and vote upon a special resolution to approve the amalgamation (the “Amalgamation”) of Savanna with 2043224 Alberta Ltd. (“Subco”), a wholly-owned subsidiary of Total Energy Services Inc. (“Total”), upon the terms and subject to the satisfaction or waiver of the conditions set forth in the amalgamation agreement dated May 19, 2017 between Savanna, Total and Subco (the “Amalgamation Agreement”) and confirm, ratify and approve the Amalgamation Agreement (the “Amalgamation Resolution”). If you cannot attend the Meeting, please complete the enclosed form of proxy and submit it as soon as possible.

The Amalgamation Agreement provides that, among other things, Savanna will amalgamate with Subco to form an amalgamated corporation (“Amalco”), which will be a wholly-owned subsidiary of Total. Pursuant to the Amalgamation, each Savanna Shareholder (other than Total and dissenting Savanna Shareholders) will receive 0.1300 of a common share of Total (each whole share, a “Total Share”) and one (1) Series A redeemable preferred share of Total (a “Total Redeemable Preferred Share”) for each Savanna Share held. Immediately following the issuance of the certificate of amalgamation in relation to the Amalgamation, each Total Redeemable Preferred Share will be redeemed for $0.20 in cash per share (the “Redeemable Preferred Share Redemption Amount” together with the Total Shares issuable under the Amalgamation, the “Amalgamation Consideration”). Savanna Shareholders will not receive certificates representing the Total Redeemable Preferred Shares issuable but instead will just receive the aggregate Redeemable Preferred Share Redemption Amount to which they are entitled (after deduction for any applicable withholding taxes required by law).

On December 9, 2016, Total initiated a take-over bid for all of the issued and outstanding Savanna Shares (including any Savanna Shares that became issued and outstanding upon the exercise, exchange of conversion of any convertible securities of Savanna) on the basis of 0.1300 of a Total Share for each Savanna Share held. On March 1, 2017, Total increased the consideration under its offer to include $0.20 in cash in addition to the 0.1300 of a Total Share for each Savanna Share validly tendered to its bid (the “Total Offer”) and on March 13, 2017, Total waived the minimum tender condition of 66 2⁄3% under the Total Offer. On March 25, 2017, Total issued a press release confirming that it had taken up 60,952,797 Savanna Shares (or 51.6% of the outstanding Savanna Shares) under the Total Offer and that the Total Offer had been extended to April 7, 2017. On April 5, 2017, it was announced that the board of directors of Savanna (the “Savanna Board”) was reconstituted with members chosen by Total and that substantially all senior officers of Savanna resigned. On April 7, 2017, Total announced that it acquired an additional 35,641,916 Savanna Shares pursuant to the Total Offer and as a result, it owned approximately 81.7% of the outstanding Savanna Shares, and that the Total Offer had been extended to April 27, 2017. On April 27, 2017, Total announced that it had acquired an additional 3,178,051 Savanna Shares pursuant to the Total Offer and that, pursuant to the Total Offer and purchases on the Toronto Stock Exchange conducted by Total prior to the expiry of the Total Offer, it owned, in aggregate, approximately 86% of the outstanding Savanna Shares. On May 19, 2017, Savanna entered into the Amalgamation Agreement with Subco and Total. The Amalgamation Consideration is the same as the consideration that was available to Savanna Shareholders under the Total Offer. For additional details, see “Background” in the information circular and proxy statement of Savanna dated May 19, 2017 (the “Information Circular”), which accompanies this letter.

The Amalgamation Resolution must be approved by not less than 66 2⁄3% of the votes cast by Savanna Shareholders, either in person or by proxy, at the Meeting. Total has advised Savanna that it intends to vote all of the Savanna Shares owned by it, directly or indirectly, in favour of the Amalgamation Resolution. After excluding the votes attached to the Savanna Shares which are required, pursuant to applicable securities laws, to be excluded from determining whether the Amalgamation Resolution has been approved, the votes attached to the Savanna Shares held by Total are sufficient to enable the required approval of the Amalgamation Resolution to be obtained. Total is therefore in a position to have the Amalgamation Resolution approved.

If the approval of the Amalgamation Resolution is obtained and if all other conditions to the Amalgamation becoming effective are satisfied or waived, it is expected that the Amalgamation will become effective on or about June 20, 2017.

The Savanna Board recommends that Savanna Shareholders vote in favour of the Amalgamation Resolution.

The Information Circular contains a detailed description of the Amalgamation. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

If you are unable to attend the Meeting in person, please complete and deliver the form of proxy, in the case of registered Savanna Shareholders, or voting instruction form, in the case of Savanna Shareholders who hold their Savanna Shares indirectly through a broker or other intermediary, which is enclosed in order to ensure your representation at the Meeting.

Also enclosed is a letter of transmittal for use by registered Savanna Shareholders, containing complete instructions on how to exchange your Savanna Shares for the Amalgamation Consideration you will be entitled to receive upon completion of the Amalgamation. You should complete the accompanying letter of transmittal and deliver the completed document, together with the certificates or direct registration system statement representing your Savanna Shares, to Computershare Investor Services Inc. (in accordance with the instructions set forth in the letter of transmittal), to facilitate delivery of the Amalgamation Consideration that you will be entitled to upon the completion of the Amalgamation. Savanna Shareholders whose Savanna Shares are registered in the name of a broker, dealer bank, trust company or other nominee should immediately contact such person to arrange for the deposit of their Savanna Shares.

Yours truly,

(signed) “Daniel K. Halyk” Daniel K. Halyk Chairman of the Board of Directors Savanna Energy Services Corp.

ii

SAVANNA ENERGY SERVICES CORP.

NOTICE OF SPECIAL MEETING

to be held June 20, 2017

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (“Savanna Shareholders”) of common shares (“Savanna Shares”) of Savanna Energy Services Corp. (“Savanna” or the “Corporation”) will be held at the offices of Burnet, Duckworth & Palmer LLP, located at 2400, 525-8th Avenue S.W., Calgary, Alberta, on June 20, 2017 at 8:00 a.m. (Calgary time) for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of Savanna dated May 19, 2017 (the “Information Circular”), to approve the amalgamation (the “Amalgamation”) of Savanna and 2043324 Alberta Ltd. (“Subco”), a wholly-owned subsidiary of Total Energy Services Inc. (“Total”), on the terms and conditions provided for in the amalgamation agreement dated May 19, 2017 between Savanna, Total and Subco (the “Amalgamation Agreement”) and confirm, approve and ratify the Amalgamation Agreement (the “Amalgamation Resolution”); and

2.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

The Amalgamation Resolution must be approved by not less than 66 2⁄3% of the eligible votes cast by Savanna Shareholders, either in person or by proxy, at the Meeting. Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for the Meeting has been fixed at the close of business on May 19, 2017 (the “Record Date”). Only Savanna Shareholders of record as at the Record Date are entitled to receive notice of the Meeting. Savanna Shareholders of record will be entitled to vote those Savanna Shares included in the list of Savanna Shareholders prepared as at the Record Date. If a Savanna Shareholder transfers Savanna Shares after the Record Date and the transferee of those Savanna Shares, having produced properly endorsed certificates evidencing such Savanna Shares or having otherwise established that the transferee owns such Savanna Shares, demands, at least 10 days before the Meeting, that the transferee’s name be included in the list of Savanna Shareholders entitled to vote at the Meeting, such transferee shall be entitled to vote such Savanna Shares at the Meeting.

A Savanna Shareholder may attend the Meeting in person or may be represented by proxy. Savanna Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the enclosed proxy must be received by Computershare Trust Company of Canada: (i) by mail to Computershare Trust Company of Canada, Proxy Department 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; or (ii) by hand delivery to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1; or (iii) by internet at www.investorvote.com, in each case, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment or postponement thereof. You will require your control number found on your proxy form in order to vote by internet. A person appointed as a proxyholder need not be a Savanna Shareholder.

The proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof. Savanna Shareholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

If you are not a registered holder of Savanna Shares and receive these materials through your broker or through another intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Registered holders of Savanna Shares have the right to dissent with respect to the Amalgamation and to be paid the fair value of their Savanna Shares in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta). A Savanna Shareholder’s right to dissent is more particularly described in the accompanying Information Circular and the text of Section 191 of the ABCA, which is set forth in Appendix C, to the accompanying Information Circular. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA may result in the loss of any right of dissent. A dissenting Savanna Shareholder must send to Savanna a written objection to the Amalgamation Resolution at or before the Meeting. Written objections sent before the Meeting may be delivered to Savanna, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Jeffrey Sharpe.

Persons who are beneficial owners of Savanna Shares registered in the name of a broker, dealer bank, trust company or other nominee who wish to dissent should be aware that only registered holders of Savanna Shares are entitled to dissent. Accordingly, a beneficial owner of Savanna Shares who desires to exercise the right of dissent must make arrangements for the Savanna Shares beneficially owned by such holder to be registered in the holder’s name prior to the time written objection to the Amalgamation Resolution is required to be received by Savanna or, alternatively, make arrangements for the registered holder of such Savanna Shares to dissent on the holder’s behalf. It is strongly encouraged that any Savanna Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA may prejudice such Savanna Shareholders’ right to dissent.

The attached Information Circular contains important information regarding the business to be conducted at the Meeting. Savanna Shareholders are strongly urged to review this information carefully.

Dated at the City of Calgary, in the Province of Alberta, this 19th day of May, 2017.

Yours truly,

(signed) “Lori Connell” Lori Connell Corporate Secretary Savanna Energy Services Corp.

ii

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Savanna for use at the Savanna Meeting and any adjournments or postponements thereof. No Person has been authorized to give any information or make any representation in connection with the Amalgamation other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Total contained in this Information Circular, including, but not limited, to the information in Appendix E – Information Concerning Total has been provided by Total. Although Savanna has no knowledge that would indicate that any of such information is untrue or incomplete, Savanna does not assume any responsibility for the accuracy or completeness of such information or the failure by Total to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Savanna.

All summaries of, and references to, the Amalgamation Agreement in this Information Circular are qualified in their entirety by reference to the complete text of the Amalgamation Agreement which is attached as Appendix B to this Information Circular. You are urged to carefully read the full text of the Amalgamation Agreement (including the schedules attached thereto).

Information contained in or otherwise accessed through Savanna’s website, or any other website, does not constitute part of this Information Circular.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.

Information contained in this Information Circular is given as of May 19, 2017, unless otherwise specifically stated.

Forward-looking Statements

Certain statements contained in this Information Circular and in the documents incorporated by reference herein constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions or the negative thereof.

In particular, this Information Circular contains forward-looking statements pertaining to:

•	the timing of the Savanna Meeting;

•	the expected effective date of the Amalgamation and the timing for redemption of the Total Redeemable Preferred Shares;

•	the number of Total Shares and Total Redeemable Preferred Shares to be issued under the Amalgamation, and the percentage of Total Shares held by former Savanna Shareholders following the Effective Time;

•	certain combined operational and financial information;

•	the operations of Total and Amalco following the completion of the Amalgamation;

•	expectations regarding the financial resources of Total and Amalco following the completion of the Amalgamation;

•	the anticipated debt of Total following the completion of the Amalgamation;

•	expectations regarding the ability to raise capital;

•	fluctuations in currency exchange rates;

•	anticipated income taxes;

•	the voting of Savanna Shares by Total and the votes to be excluded pursuant to Canadian Securities Laws;

•	Total’s business and financial outlook following the completion of the Amalgamation, including the opportunities anticipated to be available to Total and the ability of Total to successfully exploit such opportunities;

•	plans and objectives of management for future operations, and the ability of Total to successfully execute such plans and achieve such objectives;

•	anticipated operational and financial performance of Total;

•	the anticipated effects of the volatile and low commodity price environment;

•	the composition of the management team of Total and the Total Board following the completion of the Amalgamation;

•	anticipated Canadian federal income tax treatment;

•	transfer restrictions (or lack thereof) on the Total Shares issued to Savanna Shareholders;

•	treatment of Savanna Options and Savanna Warrants;

•	the delisting from the TSX of the Savanna Shares and the timing thereof;

•	Savanna ceasing to be a reporting issuer under Canadian Securities Laws and the timing thereof;

•	the expected effect of the Amalgamation on Total’s share capital; and

•	the expected debt financing arrangements to be available to Total following the completion of the Amalgamation.

These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting:

•	the structure, steps, timing and effect of the Amalgamation;

•	the timing of the Savanna Meeting;

•	the receipt of the requisite approval of the Amalgamation Resolution from Savanna Shareholders at the Savanna Meeting;

•	the satisfaction or waiver (to the extent capable of waiver) of all conditions to the completion of the Amalgamation in accordance with the terms of the Amalgamation Agreement;

•	the completion of the Amalgamation and the anticipated Effective Date;

•	the number of Savanna Options and Savanna Warrants to be exercised prior to the Effective Time;

•	the effect of the Amalgamation on Savanna, Total and Amalco;

•	the financial resources (including access to capital) anticipated to be available to, and liquidity of, Total following the completion of the Amalgamation;

•	the ability of Total to execute on its strategic and operational plans;

•	the anticipated effects of the volatile and low commodity price environment on Total;

•	the opportunities anticipated to be available to Total and the ability of Total to successfully exploit such opportunities;

•	no material changes in the legislative and operating framework for the businesses of Savanna and Total, as applicable;

•	no material adverse changes (including no Material Adverse Changes) in the business of either or both of Savanna and Total;

•	the ability of Total to access credit on favourable terms, or at all, following the completion of the Amalgamation; and

•	no significant event occurring outside the ordinary course of business of either or both of Savanna or Total, such as a natural disaster or other calamity.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Savanna believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular and in the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Information Circular.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•	the Amalgamation Agreement may be terminated in certain circumstances;

•	the market price for the Total Shares may decline;

•	if the Amalgamation is not completed, Savanna’s future businesses and operations could be harmed and Savanna may not be able to service its debt obligations;

•	the Total Shares issuable pursuant to the Amalgamation may have a market value that is different than expected;

•	the Amalgamation may not be completed due to the failure to satisfy any conditions set out in the Amalgamation Agreement, including certain conditions, which are not in the control of Savanna or Total;

•	forward-looking information contained in this Information Circular (including the documents incorporated by reference herein) may prove inaccurate;

•	Savanna has not verified the reliability of the information regarding Total included in, or which may have been omitted from, this Information Circular;

•	failure to realize anticipated benefits of other acquisitions or dispositions;

•	general economic conditions in Canada and the United States and elsewhere; and

•	industry conditions, including commodity price volatilities and other factors that may affect the marketability of oil, natural gas and natural gas liquids.

With regard to the forward-looking statements in Total’s and Savanna’s documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Except as required by law, Savanna does not undertake any obligation to publicly update or revise any forward-looking statements.

Readers should also carefully consider the matters discussed under the headings “Risk Factors”, “Certain Canadian Federal Income Tax Considerations” and other risks described elsewhere in this Information Circular and in the documents incorporated by reference herein, including Appendix D – Information Concerning Savanna and Appendix E – Information Concerning Total and the Savanna AIF and the Total AIF, each of which being incorporated by reference herein. Additional information on these and other factors that could affect the operations or financial results of Savanna or Total are included in documents on file with applicable Canadian Securities Administrators and may be accessed on Savanna’s and Total’s respective issuer profiles through the SEDAR website (www.sedar.com) and that upon request, you will be provided with a copy free of charge. Such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Savanna Shareholders, as a substantial number of Savanna Shareholders do not hold Savanna Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Savanna Shareholders whose names appear on the records of Savanna as the registered holders of Savanna Shares can be recognized and acted upon at the Savanna Meeting. If Savanna Shares are listed in an account statement provided to a Savanna Shareholder by a broker, then in almost all cases, those Savanna Shares will not be registered in the Savanna Shareholder’s name on the records of Savanna. Such Savanna Shares will more likely be registered under the name of the Savanna Shareholder’s broker or an agent of that broker. If you are a Beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

For further information, see “General Proxy Matters – Beneficial Shareholders”.

Non-GAAP Measures

Certain of Total’s and Savanna’s documents incorporated by reference in this Information Circular use and refer to financial measures commonly used in the oil and gas industry, which do not have any standardized meaning prescribed by GAAP. Please refer to the non-GAAP measures advisories in such documents for the definitions and descriptions of such terms.

Information for Savanna Shareholders in the United States

All references to “$” and “dollars” in this “Information for Savanna Shareholders in the United States” are stated in lawful currency of the United States of America.

Savanna Shareholders who are resident in, or citizens of, the United States should be aware that the receipt of Total Shares and Total Redeemable Preferred Shares by Savanna Shareholders pursuant to the Amalgamation, may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein and such Savanna Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

No offer to sell or solicitation of an offer to buy Total Shares and Total Redeemable Preferred Shares pursuant to the Amalgamation is made in the U.S. states of New York and Utah except, in the case of state of Utah, to a person who qualifies as an “exempt institutional investor” in the state of Utah.

Savanna Shareholders who reside in the State of Utah and wish to receive Total Shares and Total Redeemable Preferred Shares must qualify as an “exempt institutional investor” in the state of Utah. The criteria that must be satisfied to qualify as an exempt institutional investor in the state of Utah is set out below:

Utah (1)	Depository institutions; trust companies; insurance companies; investment companies as defined in the Investment Company Act of 1940; pension or profit-sharing trusts; other financial institutions or institutional investors; or to broker-dealers; whether acting for themselves or in some fiduciary capacity.

Notes:

(1)	The relevant regulatory agency has opined or stated that Qualified Institutional Buyers under SEC Rule 144A fall within the definition or meaning of “institutional investor” or “institutional buyer”.

The following summary sets out information concerning the ability of persons in the United States to receive Total Shares and Total Redeemable Preferred Shares under the Amalgamation.

•	If you reside in any U.S. state other than New York or Utah (each, a “Non-restricted State”), you may receive Total Shares and Total Redeemable Preferred Shares. You are not required to be an “exempt institutional investor” to receive Total Shares and Total Redeemable Preferred Shares under the Amalgamation if you reside in a Non-restricted State.

•	If you reside in the state of Utah, you may receive Total Shares and Total Redeemable Preferred Shares under the Amalgamation, provided you are an “exempt institutional investor” under the laws of the state of Utah. If you reside in the state of Utah and are an “exempt institutional investor” under the laws of the state of Utah, you may be required to certify your status as an “exempt institutional investor” to Total and the Depositary and should contact the Depositary for additional information in that regard.

•	If you reside in the state of New York, or if you reside in the state of Utah and you are not an “exempt institutional investor” under the laws of the state of Utah, you are not entitled to receive Total Shares and Total Redeemable Preferred Shares under the Amalgamation. Total proposes to deliver to the Depositary, the Total Shares and Total Redeemable Preferred Shares that such Savanna Shareholders would otherwise have been entitled to receive under the Amalgamation, but are prohibited from receiving, due to applicable securities laws (such shareholders being referred to in this document, as the “Non-exempt Shareholders”). The Depositary or its nominee will, as agent for the Non-exempt Shareholders, sell, or cause to be sold (through a broker in Canada and on the TSX) the Total Shares and redeem for cash, in accordance with their terms, the Total Redeemable Preferred Shares that, in each case, a Non-Exempt Shareholder would otherwise be entitled to. After completion of the sales of such Total Shares, the Depositary will distribute the aggregate net proceeds of sale, after expenses, commissions and applicable withholding taxes, pro rata, among the Non-Exempt Shareholders. Any sales of Total Shares described above will be completed as soon as practicable on or after the Effective Date and will be done in a manner intended to maximize consideration to be received from the sale of Total Shares and to minimize any adverse impact of the sale on the market for the Total Shares.

Documents Forming Part of the Registration Statement

The following documents have been filed with the SEC as part of the registration statement of which this document forms a part: (a) the Letter of Transmittal; (b) the documents incorporated by reference in this Information Circular; (c) a consent of KPMG LLP; (d) a consent of Deloitte LLP; (e) a consent of Burnet, Duckworth & Palmer LLP; and (f) powers of attorney from certain of Total’s directors and officers.

Exchange Rate Information

All dollar amounts set forth in this Information Circular, including the Appendices hereto, are expressed in Canadian dollars, except where otherwise indicated. References to “Canadian dollars”, “CDN$” or “$” are to the currency of Canada and references to “U.S. dollars” or “US$” are to the currency of the United States.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of each of the periods indicated; and (ii) the high, low and average exchange rates during each such periods, in each case based on these rates published on the Bank of Canada’s website as being in effect at approximately noon on each trading day.

	Year Ended December 31,
	2016		2015		2014
Rate at end of Period	US$	0.7448	US$	0.7225	US$	0.8620
Average rate during Period	US$	0.7548	US$	0.7820	US$	0.9054
High	US$	0.7972	US$	0.8527	US$	0.9422
Low	US$	0.6854	US$	0.7148	US$	0.8589

On January 1, 2017, the Bank of Canada began a transition period to change its procedure for publishing exchange rate information. As of April 28, 2017, the Bank of Canada no longer produces noon and closing daily exchange rates, instead publishing daily average exchange rates.

On May 19, 2017, the Bank of Canada daily average exchange rate for $1.00 Canadian was US$0.7383.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including under “Summary Information” hereof and in Appendix D – Information Concerning Savanna and Appendix E – Information Concerning Total. Terms and abbreviations used in the Appendices to this Information Circular, except Appendix D – Information Concerning Savanna and Appendix E – Information Concerning Total, are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

“Amalco” means the continuing corporation resulting from the Amalgamation;

“Amalco Shares” means the common shares in the capital of Amalco, having the rights, privileges, restrictions and conditions set out in Schedule B to the Amalgamation Agreement;

“Amalgamating Corporations” means Subco and Savanna;

“Amalgamation” means the amalgamation of Savanna and Subco under the provisions of Section 181 of the ABCA, on the terms set out in the Amalgamation Agreement;

“Amalgamation Agreement” means the amalgamation agreement (including the schedules attached thereto) dated May 19, 2017 between Savanna, Total and Subco as supplemented, modified or amended;

“Amalgamation Consideration” means 0.1300 of a Total Share and the Redeemable Preferred Share Redemption Amount for each Savanna Share held immediately prior to the Effective Time (other than the Savanna Shares held, directly or indirectly, by Total and any Savanna Dissenting Shareholders);

“Amalgamation Resolution” means the special resolution to approve the Amalgamation and to confirm, ratify and approve the Amalgamation Agreement to be presented to Savanna Shareholders for approval at the Savanna Meeting substantially in the form attached hereto as Appendix A;

“Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation, substantially in the form set out in Schedule A of the Amalgamation Agreement, required under subsection 185(1) of the ABCA to be filed with the Registrar to give effect to the Amalgamation;

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

“Canadian Securities Authorities” means the Alberta Securities Commission and other applicable securities commissions and securities regulatory authorities of the provinces and territories of Canada;

“Canadian Securities Laws” means the Securities Act (Alberta) and other applicable corporate and securities laws in force in Canada, including the rules, regulations, notices, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

“Certificate” means the certificate of amalgamation to be issued by the Registrar, pursuant to subsection 185(4) of the ABCA, in respect of the Amalgamation;

“Depositary” means the trust company appointed by Savanna and Total for the purpose of receiving the deposit of certificates formerly representing Savanna Shares and for the payment for Savanna Shares by Total pursuant to the Amalgamation;

“Dissent Rights” means the rights of dissent that will apply in relation to the Amalgamation as provided for by Section 191 of the ABCA;

“DRS Statement” means a direct registration system statement representing Savanna Shares held and registered electronically in the record system of Savanna’s transfer agent;

“Effective Date” means the date shown on the Certificate;

“Effective Time” means the time immediately following the issuance of the Certificate by the Registrar;

“Encumbrances” means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing), whether arising by Laws, contract or otherwise, against title to any of such property or assets, or any part thereof or interest therein or capable of becoming any of the foregoing;

“Excluded Savanna Shares” means the Savanna Shares beneficially owned or over which control or direction is exercised by Total other than the Savanna Shares acquired by Total under the Total Offer and any other Savanna Shares the votes in respect of which are required, pursuant to Canadian Securities Laws, to be excluded from determining whether the Amalgamation Resolution has been approved;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (d) any government-controlled corporation or similar entity; or (e) any stock exchange;

“Information Circular” means the notice of meeting and this information circular and proxy statement dated May 19, 2017, together with all appendices, schedules and exhibits thereto and any amendments thereto or supplements thereof, prepared in connection with the Savanna Meeting;

“ITA” means the Income Tax Act (Canada), and the regulations thereunder from time to time, as amended;

“Law(s)” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to a Person, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be sent to Savanna Shareholders (other than Total) pursuant to which Savanna Shareholders may deliver certificate(s) or DRS Statements representing Savanna Shares to the Depositary;

“Material Adverse Change” or “Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances:

(a)	is or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise), of Total and its Subsidiaries, taken as a whole, or Savanna and its Subsidiaries, taken as a whole, as the case may be, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with:

(i)	any change affecting the oilfield services industry as a whole;

(ii)	any changes in currency exchange, interest or inflation rates or commodity, securities or general economic, financial, or credit market conditions in Canada, the United States, Australia or elsewhere;

(iii)	any changes in the market price of crude oil, natural gas or related hydrocarbons;

(iv)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism);

(v)	any change in applicable Law;

(vi)	any change in Canadian generally accepted accounting principles;

(vii)	any natural disaster;

(viii)	any matters or actions required, permitted, restricted or contemplated by the Amalgamation Agreement or consented to or approved in writing by the other Parties, or, in all such cases, occurring as a direct result thereof;

(ix)	the failure of Savanna or Total, as the case may be, to meet any internal or published projections, forecasts or estimates, of revenues, earnings, cash flows, utilization rates or other matters (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred);

(x)	the announcement or performance of the Amalgamation Agreement or consummation of the Amalgamation;

(xi)	any change in the market price or trading volume of any securities of Total or Savanna, as the case may be, (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred); or

(xii)	in respect of Savanna, any matter that has been expressly disclosed by Savanna in writing to the other Party, and in respect of Total, any matter that has been expressly disclosed by Total in writing to the other Party;

provided, however, that with respect to clauses (i) through to and including (v) and (vii); such matter does not have a materially disproportionate effect on Total and its Subsidiaries, taken as a whole, or Savanna and its Subsidiaries, taken as a whole, as the case may be, relative to other comparable companies and entities operating in the industries in which Total and/or its Subsidiaries or Savanna and/or its Subsidiaries, as the case may be, operate. Provided further, for greater certainty, that any change, event, occurrence, effect or circumstance arising from Total or Savanna carrying on its business in the ordinary course shall not be construed to be excluded, pursuant to clauses (viii) or (x) above, from the definition of “Material Adverse Change” or “Material Adverse Effect” by reason of Total or Savanna, as applicable, being obligated to carry on its business in the Ordinary Course; or

(b)	prevents or materially impairs or could reasonably be expected to prevent or materially impair the ability of Total or Savanna, as the case may be, to consummate the Amalgamation by the Outside Date, and unless expressly provided in any particular section of the Amalgamation Agreement, references in certain sections of the Amalgamation Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Change” or a “Material Adverse Effect” has occurred;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as may be amended from time to time prior to the approval of the Amalgamation Resolution;

“Misrepresentation” has the meaning ascribed thereto under the Securities Act (Alberta);

“Non-exempt Shareholders” has the meaning ascribed thereto under the heading “Information for Savanna Shareholders in the United States”;

“Non-restricted State” has the meaning ascribed thereto under the heading “Information for Savanna Shareholders in the United States”;

“Ordinary Course” means, with respect to an action taken by Total or Savanna, as the case may be, that such action is consistent with the past practices of Total or Savanna, as the case may be, and is taken in the ordinary course of the normal day-to-day operations of the business of Total or Savanna, as the case may be;

“Parties” means, collectively, the parties to the Amalgamation Agreement, and “Party” shall be construed to mean Savanna or both Total and Subco;

“Permitted Encumbrances” means (a) with respect to Savanna, Encumbrances specifically disclosed to Total by Savanna and with respect to Total, Encumbrances specifically disclosed to Savanna by Total; (b) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, wires and similar rights in real property or any interest therein, provided the same are registered on title and not of such nature as to materially adversely affect the use of the property subject thereto; (c) the regulations and any rights reserved to or vested in any Governmental Entity to levy taxes or to control or regulate any Party’s or any of its Subsidiaries’ interests in any manner; (d) undetermined or inchoate liens incurred or created in the ordinary course of business as security for a Party’s or any of its Subsidiaries’ share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Date; (e) undetermined or inchoate mechanics’ liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Date; (f) liens granted in the ordinary course of business to a Governmental Entity respecting operations pertaining to petroleum and natural gas rights; (g) liens for taxes, assessments and governmental charges that are not due and payable or delinquent; and (h) any encumbrances under a Party’s or any of its Subsidiaries’ existing credit facilities or other borrowing arrangements disclosed to the other Party;

“Person” includes any individual, partnership, association, body corporate, company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including any Governmental Entity), syndicate or other entity, whether or not having legal status;

“Redeemable Preferred Share Redemption Amount” means $0.20 in cash per Total Redeemable Preferred Share, payable on redemption of the Total Redeemable Preferred Shares to be issued by Total to Savanna Shareholders (other than Savanna Dissenting Shareholders and Total) in connection with the Amalgamation;

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

“Representatives” means officers, directors, employees, legal and financial advisors, representatives and agents of Savanna, Total or Subco, as the context requires;

“Savanna” means Savanna Energy Services Corp.;

“Savanna AIF” means the annual information form of Savanna for the year ended December 31, 2016, dated March 30, 2017;

“Savanna Board” means the board of directors of Savanna;

“Savanna Dissenting Shareholder” means a registered Savanna Shareholder that validly exercises Dissent Rights in connection with the Amalgamation;

“Savanna Filings” means all documents publicly filed by Savanna under the profile of Savanna on the System for Electronic Document Analysis Retrieval (SEDAR) since January 1, 2016;

“Savanna Financial Statements” means the audited consolidated financial statements of Savanna for the years ended December 31, 2016 and 2015, together with the notes thereto and the report of the auditors thereon and the (unaudited) interim financial statements of Savanna as at and for the three months ended March 31, 2017 and 2016, together with the notes thereto;

“Savanna Information” means the information included in this Information Circular regarding Savanna, including its business, operations and affairs and the matters to be considered at the Savanna Meeting;

“Savanna Meeting” means the special meeting of Savanna Shareholders (including any adjournment or postponement thereof permitted under the Amalgamation Agreement) that is to be convened to consider, and, if deemed advisable, to approve the Amalgamation Resolution;

“Savanna Options” means the 1,685,483 outstanding stock options, whether or not vested, to acquire Savanna Shares;

“Savanna Shareholders” means the holders of Savanna Shares;

“Savanna Shares” means the common shares in the capital of Savanna;

“Savanna Warrants” means 7,000,000 common share purchase warrants of Savanna issued to Alberta Investment Management Corporation in connection with the entering into of the second senior secured lien credit agreement dated December 13, 2016, among Savanna, Her Majesty the Queen in Right of Alberta, by its agent Alberta Investment Management Corporation, as agent for the lenders thereof, each such warrant entitling the holder to acquire one Savanna Share, at an exercise price of $2.50, subject to adjustment in certain events, and expiring December 13, 2018;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means System for Electronic Document Analysis and Retrieval being the official website that provides access to most public securities documents and information filed by issuers and investment funds with the Canadian Securities Administrators (CSA) in the SEDAR filing system at the website address of www.sedar.com;

“Securities Authority” means, collectively, the Canadian Securities Authorities and the SEC;

“Securities Laws” means, collectively, the Canadian Securities Laws, the U.S. Securities Laws and the rules of the TSX;

“Senior Notes” means the $107.085 million aggregate principal amount of 7.0% unsecured notes of Savanna issued and outstanding with a maturity date of May 25, 2018 issued pursuant to the Trust Indenture;

“Subco” means 2043224 Alberta Ltd., a wholly-owned subsidiary of Total;

“Subco Board” means the board of directors of Subco;

“Subco Shares” means the common shares in the capital of Subco;

“Subsidiary” has the meaning ascribed thereto in the ABCA (and shall include any partnerships directly or indirectly owned by Total or Savanna, as the case may be, unless the context otherwise requires);

“Total” means Total Energy Services Inc.;

“Total AIF” means the annual information form of Total for the year ended December 31, 2016, dated March 7, 2017;

“Total Board” means the board of directors of Total;

“Total Annual Financial Statements” means the audited consolidated financial statements of Total as at and for the years ended December 31, 2016 and 2015, together with the notes thereto and the auditor’s report thereon;

“Total Annual MD&A” means the management discussion and analysis of the financial condition and results of operations of Total as at and for the years ended December 31, 2016 and 2015;

“Total Filings” means all documents publicly filed by Total under the profile of Total on the System for Electronic Document Analysis Retrieval (SEDAR) since January 1, 2016;

“Total Financial Statements” means the audited consolidated financial statements of Total for the years ended December 31, 2016 and 2015, together with the notes thereto and the report of the auditors thereon and the (unaudited) interim financial statements of Total as at and for the three months ended March 31, 2017 and 2016, together with the notes thereto;

“Total Information” means the information provided by Total to Savanna for inclusion in this Information Circular regarding Total and Subco, including their respective businesses, operations and affairs;

“Total Offer” means the offer by Total as described in the Total Offer and Bid Circular which expired April 27, 2017 for all the Savanna Shares in consideration for 0.1300 of a Total Share and $0.20 in cash for each Savanna Share;

“Total Offer and Bid Circular” means Total’s offer to purchase and associated take-over bid circular dated December 9, 2016, as amended, varied and supplemented by the notice of change and variation dated March 1, 2017, the notice of variation dated March 13, 2017, the notice of extension dated March 27, 2017 and the notice of extension dated April 10, 2017;

“Total Options” means the 2,560,000 outstanding stock options, whether or not vested, to acquire Total Shares;

“Total Redeemable Preferred Shares” means the Series A redeemable, retractable preferred shares in the capital of Total, having the rights, privileges, restrictions and conditions set out in Schedule C to the Amalgamation Agreement;

“Total Shareholders” means the holders of Total Shares;

“Total Shares” means the common shares in the capital of Total;

“Trust Indenture” means the trust indenture between Savanna and Computershare Trust Company of Canada dated as of May 25, 2011, as supplemented by a first supplemental indenture dated as of October 2, 2013, and as supplemented by a second supplemental indenture dated as of December 18, 2015 in respect of the Senior Notes;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

Certain other terms used herein but not defined herein are defined in the Amalgamation Agreement and, unless the context otherwise requires, shall have the same meanings herein as in the Amalgamation Agreement.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the “Glossary of Terms”.

The Savanna Meeting

The Savanna Meeting will be held at the offices of Burnet, Duckworth & Palmer LLP, located at 2400, 525-8th Avenue S.W., Calgary, Alberta, on June 20, 2017 at 8:00 a.m. (Calgary time) for the purposes set forth in the Notice of Meeting. At the Savanna Meeting, Savanna Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, the Amalgamation Resolution.

The record date for determining Savanna Shareholders entitled to receive notice of, and to vote at, the Savanna Meeting is May 19, 2017. Savanna Shareholders of record will be entitled to vote those Savanna Shares included in the list of Savanna Shareholders prepared as at the Record Date. If a Savanna Shareholder transfers Savanna Shares after the Record Date and the transferee of those Savanna Shares, having produced properly endorsed certificates evidencing such Savanna Shares or having otherwise established that the transferee owns such Savanna Shares, demands, at least 10 days before the Savanna Meeting, that the transferee’s name be included in the list of Savanna Shareholders entitled to vote at the Savanna Meeting, such transferee shall be entitled to vote such Savanna Shares at the Savanna Meeting. See “General Proxy Matters”.

The Amalgamation

Savanna entered into the Amalgamation Agreement with Total and Subco as of May 19, 2017. A copy of the Amalgamation Agreement is attached as Appendix B to this Information Circular.

Under the Amalgamation, Savanna and Subco will amalgamate as one corporation, being Amalco, under the name “Savanna Energy Services Corp.” and, among other things:

(a)	subject to rounding for fractions (as described in (e) below), each issued and outstanding Savanna Share (other than Savanna Shares held by Total and any Savanna Dissenting Shareholders) will be converted into 0.1300 of a Total Share and one Total Redeemable Preferred Share;

(b)	each issued and outstanding Savanna Share held by Total will be converted into one Amalco Share;

(c)	each issued and outstanding Savanna Share held by a Savanna Dissenting Shareholder will be cancelled and the Savanna Dissenting Shareholder will be entitled to be paid the fair value of such Savanna Shares by Amalco in accordance with the ABCA;

(d)	each issued and outstanding Subco Share will be converted into one Amalco Share;

(e)	no fractional Total Shares will be issued in connection with the Amalgamation. If a Savanna Shareholder would otherwise be entitled to a fractional Total Share under the Amalgamation Agreement, the number of Total Shares issued to such Savanna Shareholder shall be rounded up to the next greater whole number of Total Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Total Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Savanna Shares registered in the name of or beneficially held by a Savanna Shareholder or his/her/its nominee will be aggregated.

Each Total Redeemable Preferred Share will be redeemed by Total immediately following the Effective Time for the Redeemable Preferred Share Redemption Amount.

Provided the Amalgamation becomes effective, each Savanna Dissenting Shareholder will be entitled to be paid the fair value of the Savanna Shares in respect of which the holder dissents in accordance with Section 191 of the ABCA. See “The Amalgamation – Dissent Rights”.

As a result of the Amalgamation: (i) Savanna Shareholders (other than Total and any Savanna Dissenting Shareholders) will receive the Amalgamation Consideration for their Savanna Shares; and (ii) Amalco will become a wholly-owned subsidiary of Total. See “The Amalgamation – The Amalgamation Agreement”. The Amalgamation Consideration is the same as the consideration that was available to Savanna Shareholders under the Total Offer.

As of the date of this Information Circular, there are currently 118,351,951 Savanna Shares, of which 16,779,186 Savanna Shares are not otherwise owned, controlled or directed by Total, 1,171,646 Savanna Options and 7,000,000 Savanna Warrants outstanding. Assuming that there are no Savanna Dissenting Shareholders and that no Savanna Options or Savanna Warrants are exercised prior to the Effective Time, Total will issue approximately 2,181,294 Total Shares and 16,779,186 Total Redeemable Preferred Shares which will be redeemed for an aggregate of $3,355,837 in cash, in exchange for all of the issued and outstanding Savanna Shares (excluding those Savanna Shares held by Total in accordance with 182(2) of the ABCA). Pursuant to the Amalgamation and assuming that there are no Savanna Dissenting Shareholders and that no Savanna Options or Savanna Warrants are exercised prior to the Effective Time, Savanna Shareholders (other than Total) will be issued 2,181,384 Total Shares, representing approximately 4.7% of the issued and outstanding Total Shares as of the date hereof. Under the Total Offer and after giving effect to the Amalgamation, Total expects to have issued to former Savanna Shareholders an aggregate of 15,151,754 Total Shares, representing approximately 32.9 % of the issued and outstanding Total Shares as of the date hereof (assuming no Savanna Dissenting Shareholders and no Savanna Options or Savanna Warrants are exercised prior to the Effective Time).

Non-Exempt Shareholders will not be entitled to receive Total Shares or Total Redeemable Preferred Shares under the Amalgamation. Arrangements have been made for the Depositary, as agent for such Non-Exempt Shareholders, to sell, or cause to be sold (through a broker in Canada and on the TSX) the Total Shares and redeem for cash, in accordance with their terms, the Total Redeemable Preferred Shares that, in each case, a Non-Exempt Shareholder would otherwise be entitled to. After completion of the sales of such Total Shares, the Depositary will distribute the aggregate net proceeds of sale, after expenses, commissions and applicable withholding taxes, pro rata, among the Non-Exempt Shareholders. Any sales of Total Shares described above will be completed as soon as practicable on or after the Effective Date and will be done in a manner intended to maximize consideration to be received from the sale of Total Shares and to minimize any adverse impact of the sale on the market for the Total Shares. The treatment of Non-Exempt Shareholders under the Amalgamation is the same as the treatment of such shareholders under the Total Offer.

See “The Amalgamation – General Details of the Amalgamation”, “The Amalgamation – Procedure for Exchange of Savanna Shares” and “The Amalgamation – Treatment of Other Savanna Securities—Savanna Options and Savanna Warrants”.

Background to the Amalgamation

The execution of the Amalgamation Agreement by the Parties represented the culmination of a process involving Savanna and Total that commenced in December 2016 with the Total Offer and subsequent negotiations between representatives of Savanna and Total following the termination of the Western Arrangement Agreement (as defined herein). In the Total Offer and Bid Circular and other documents prepared by Total in respect of the Total Offer, Total disclosed its intention to acquire all of the Savanna Shares not deposited under the Total Offer by means of a subsequent acquisition transaction. Because the statutory right of compulsory acquisition under the ABCA is not available, Total, Savanna and Subco are proceeding with the Amalgamation. This Information Circular contains a summary of the events leading up to the negotiation of the Amalgamation Agreement that preceded the execution and public announcement of the Amalgamation Agreement.

The negotiation of the definitive terms and conditions of the Amalgamation Agreement was completed and the Amalgamation Agreement was executed on May 19, 2017. Savanna and Total issued a joint news release on May 19, 2017 announcing the entering into of the Amalgamation Agreement.

On May 18, 2017, the Savanna Board approved the contents and mailing of this Information Circular to Savanna Shareholders and the recommendation that Savanna Shareholders vote in favour of the Amalgamation Resolution.

See “The Amalgamation – Background to the Amalgamation”.

The Amalgamation Agreement

The obligations of the Parties to complete the transactions contemplated by Amalgamation Agreement are subject to the satisfaction or waiver of certain conditions set out in the Amalgamation Agreement. These conditions include, among others, the receipt of the approval of the Amalgamation Resolution by Savanna Shareholders. Upon all the conditions to the Amalgamation being fulfilled or waived, Savanna is required to file the Articles of Amalgamation with the Registrar in order to give effect to the Amalgamation.

The above is a summary of certain terms of the Amalgamation Agreement and is qualified in its entirety by the full text of the Amalgamation Agreement, which is attached as Appendix B to this Information Circular, and by the more detailed summary contained elsewhere in this Information Circular.

See “The Amalgamation – The Amalgamation Agreement” and Appendix B for a copy of the Amalgamation Agreement.

Other Savanna Securities

Savanna Options and Savanna Warrants

The Savanna Options and Savanna Warrants that have not, immediately prior to the Effective Time, been exercised in accordance with their terms will, at the Effective Time, be deemed to have been adjusted in accordance with their respective terms which each contain customary adjustment provisions (the “Adjustment Provisions”) in the event of an amalgamation, merger or other consolidation of Savanna with another entity (a “Capital Reorganization”). The Adjustment Provisions provide, among other things, that the holder of the security is entitled to receive, for the same aggregate consideration, upon exercise of such security, in lieu of the number of Savanna Shares to which the holder would otherwise be entitled upon the exercise thereof, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization, which the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Savanna Shares, which the holder was theretofore entitled to purchase or receive upon the exercise of the Savanna Options or Savanna Warrants, as the case may be.

As a result, the holders of Savanna Options and Savanna Warrants will be entitled to exercise their respective securities following the Effective Date for Total Shares and cash pursuant to the applicable Adjustment Provisions.

Senior Notes

Following the acquisition by Total of more than 50% of the outstanding Savanna Shares pursuant to the Total Offer, Savanna gave notice of the change of control and made an offer to each holder of Senior Notes to redeem all of the Senior Notes in the manner and form prescribed by the Trust Indenture and expects to redeem the Senior Notes, which are duly and validly tendered to the change of control offer on June 22, 2017. Senior Notes not otherwise tendered and redeemed will remain outstanding as obligations of Amalco and will mature as originally set out in the Trust Indenture governing such Senior Notes.

Savanna Shareholder Approval

To be passed, the Amalgamation Resolution must be approved by at least 66 2⁄3% of the votes cast by holders of Savanna Shares, either in person or by proxy, excluding votes cast in respect of Excluded Savanna Shares, at the Savanna Meeting. See Appendix A to this Information Circular for the full text of the Amalgamation Resolution.

Total holds approximately 86% of the issued and outstanding Savanna Shares and has advised Savanna that it intends to vote all of such Savanna Shares owned by it, directly or indirectly, in favour of the Amalgamation Resolution. After excluding the votes attached to the Excluded Savanna Shares held by Total, the votes attached to the Savanna Shares held by Total are sufficient to enable the required approval of the Amalgamation Resolution to be obtained. Total is therefore in a position to have the Amalgamation Resolution approved.

See “The Amalgamation – Savanna Shareholder Approvals”, “The Amalgamation – Securities Law Matters” and “General Proxy Matters – Procedure and Votes Required”.

Required Approvals

To the best of the knowledge of Savanna, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entities in connection with the Amalgamation.

In connection with the Total Offer and in accordance with TSX policies, Total obtained shareholder approval in respect of the issuance of up to 30,920,000 Total Shares to Savanna Shareholders in connection with the acquisition by Total of Savanna, including a subsequent acquisition transaction, such as the Amalgamation. In connection with the Total Offer, Total issued an aggregate of 12,970,460 Total Shares and expects to issue a maximum of an additional 2,181,294 Total Shares pursuant to the Amalgamation (assuming that there are no Savanna Dissenting Shareholders and no Savanna Options or Savanna Warrants are exercised prior to the Effective Time).

In addition, Total also previously obtained approval under the Competition Act (Canada) in respect of the acquisition of all of the issued and outstanding Savanna Shares.

Delisting of Savanna Shares and Application to Cease to be a Reporting Issuer

In the event that the Amalgamation is completed, it is expected that the Savanna Shares will be delisted from the TSX and Savanna will apply to cease to be a reporting issuer under Canadian Securities Laws as soon as reasonably practicable following the Effective Date.

Timing

If the Savanna Meeting is held as scheduled and is not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, and all other conditions set forth in the Amalgamation Agreement are satisfied or waived, Savanna expects the Effective Date will be on or about June 20, 2017. It is not possible, however, to state with certainty when the Effective Date will occur.

See “The Amalgamation – Timing”.

Dissent Rights

Only registered holders of Savanna Shares have Dissent Rights with respect to the Amalgamation Resolution. To exercise such Dissent Rights a registered Savanna Shareholder must send to Savanna a written objection to the Amalgamation Resolution at or before the Meeting. Written objections sent before the Meeting may be delivered to Savanna, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Jeffrey Sharpe, and such holder must otherwise comply with Section 191 of the ABCA. Provided the Amalgamation becomes effective, each Savanna Dissenting Shareholder will be entitled to be paid the fair value of the Savanna Shares in respect of which the holder dissents in accordance with Section 191 of the ABCA. See Appendix C for a copy of Section 191 of the ABCA.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA may result in the loss of any right to dissent. Persons who are Beneficial Shareholders registered in the name of a broker, dealer bank, trust company or other nominee who wish to dissent, should be aware that only the registered holder of such Savanna Shares is entitled to dissent. Accordingly, a Beneficial Shareholder desiring to exercise their Dissent Right must make arrangements for such Savanna Shares beneficially owned to be registered in such holder’s name prior to the time the written objection to the Amalgamation Resolution is required to be received by Savanna, or alternatively, make arrangements for the registered holder to dissent on such holder’s behalf. A registered Savanna Shareholder may not exercise their Dissent Right in respect of only a portion of such holder’s Savanna Shares. It is strongly encouraged that any Savanna Shareholder wishing to dissent seeks independent legal advice, as the failure to strictly comply with the provisions of the ABCA may prejudice such Savanna Shareholders’ Dissent Rights.

See “The Amalgamation – Rights of Dissent”.

Savanna

Savanna is a Calgary, Alberta based company engaged in energy services, including drilling, well servicing, and oilfield rentals in the United States, Australia, and Canada. Savanna is a reporting issuer or the equivalent in each province of Canada and the Savanna Shares are listed and posted for trading on the TSX under the trading symbol “SVY”.

See Appendix D - Information Concerning Savanna.

Total

Total is a Calgary, Alberta-based energy services corporation involved in contract drilling services, rentals and transportation services and the fabrication, sale, rental and servicing of natural gas compression and process equipment. Total operates in Canada, the United States and Australia and sells compression and process equipment to other international markets. Total is a reporting issuer or the equivalent in each province of Canada, except Nova Scotia, and the Total Shares are listed and posted for trading on the TSX under the trading symbol “TOT”.

See Appendix E – Information Concerning Total.

Subco

Subco is a private company, incorporated under the ABCA for the sole purpose of completing the Amalgamation with Savanna. All of the issued and outstanding Subco Shares are held by Total.

Amalco

Amalco is the company that will be formed upon the completion of the Amalgamation on the Effective Date. Following completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of Total, and Total will continue its business as an Alberta-based energy services corporation involved in contract drilling services, rentals and transportation services and the fabrication, sale, rental and servicing of natural gas compression and process equipment. See Appendix D – Information Concerning Savanna, Appendix E – Information Concerning Total and Appendix F – Unaudited Pro Forma Financial Statements of Total for further information.

Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Savanna Shareholders with respect to the Amalgamation. See “Certain Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

This Information Circular contains a summary of certain material United States federal income tax considerations relevant to Savanna Shareholders with respect to the Amalgamation. See “Certain United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Amalgamation other than Canadian and U.S. federal income tax considerations to Savanna Shareholders. Savanna Shareholders who are resident in jurisdictions other than Canada and the U.S. should consult their tax advisors with respect to the relevant tax implications of the Amalgamation, including any associated filing requirements, in such jurisdictions. All Savanna Shareholders should also consult their own tax advisors regarding relevant provincial, territorial or state tax considerations of the Amalgamation.

Risk Factors

Upon the completion of the Amalgamation, Savanna Shareholders will receive Total Shares in exchange for their Savanna Shares. An investment in Total will be subject to certain risks which may differ or be in addition to the risks applicable to an investment in Savanna. For the risk factors relating to an investment in Total Shares, see “Risk Factors” in the Total AIF, which is incorporated by reference herein. In addition, there are a number of risks related specifically to the Amalgamation, including:

•	the Amalgamation Agreement may be terminated in certain circumstances;

•	the market price for the Total Shares may decline;

•	if the Amalgamation is not completed, Savanna’s future businesses and operations could be harmed and Savanna may not be able to service its debt obligations;

•	the Total Shares issuable pursuant to the Amalgamation may have a market value that is different than expected;

•	the Amalgamation may not be completed due to the failure to satisfy any conditions set out in the Amalgamation Agreement, including certain conditions, which are not in the control of Savanna or Total;

•	forward-looking information contained in this Information Circular (including the documents incorporated by reference herein) may prove inaccurate;

•	Savanna has not verified the reliability of the information regarding Total included in, or which may have been omitted from, this Information Circular;

•	failure to realize anticipated benefits of other acquisitions or dispositions;

•	general economic conditions in Canada and the United States and elsewhere; and

•	industry conditions, including commodity price volatilities and other factors that may affect the marketability of oil, natural gas and natural gas liquids.

See “Risk Factors”.

In addition, whether or not the Amalgamation is completed, Savanna will continue to face many of the risks that it currently faces with respect to its business and affairs. For a description of these risk factors see “Risk Factors” in the Savanna AIF, which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

THE AMALGAMATION

General Details of the Amalgamation

As a result of the Amalgamation: (i) Savanna Shareholders (other than Total and any Savanna Dissenting Shareholders) will recieve the Amalgamation Consideration for their Savanna Shares; and (ii) Amalco will become a wholly-owned subsidiary of Total. See “The Amalgamation – The Amalgamation Agreement”. The Amalgamation Consideration is the same as the consideration that was available to Savanna Shareholders under the Total Offer.

Under the Amalgamation, Savanna and Subco will amalgamate as one corporation under the name “Savanna Energy Services Corp.” and, among other things:

(a)	subject to rounding for fractions (as described in (e) below), each issued and outstanding Savanna Share (other than Savanna Shares held by Total and any Savanna Dissenting Shareholders) will be converted into 0.1300 of a Total Share and one Total Redeemable Preferred Share;

(b)	each issued and outstanding Savanna Share held by Total will be converted into one Amalco Share;

(c)	each issued and outstanding Savanna Share held by a Savanna Dissenting Shareholder will be cancelled and the Savanna Dissenting Shareholder will be entitled to be paid the fair value of such Savanna Shares by Amalco in accordance with the ABCA;

(d)	each issued and outstanding Subco Share will be converted into one Amalco Share;

(e)	no fractional Total Shares will be issued in connection with the Amalgamation. If a Savanna Shareholder would otherwise be entitled to a fractional Total Share under the Amalgamation Agreement, the number of Total Shares issued to such Savanna Shareholder shall be rounded up to the next greater whole number of Total Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Total Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Savanna Shares registered in the name of or beneficially held by a Savanna Shareholder or his/her/its nominee will be aggregated.

Each Total Redeemable Preferred Share will be redeemed by Total immediately following the Effective Time for the Redeemable Preferred Share Redemption Amount.

Pursuant to the Amalgamation:

(a)	the property (except amounts receivable from any Amalgamating Corporation or shares of any Amalgamating Corporation) of each Amalgamating Corporation will continue to be the property of Amalco;

(b)	Amalco will continue to be liable for the obligations (except amounts payable to any Amalgamating Corporation) of each Amalgamating Corporation;

(c)	any existing cause of action, claim or liability to prosecution pending by or against either of the Amalgamating Corporations will be unaffected;

(d)	any civil, criminal or administrative action or proceeding pending by or against either of the Amalgamating Corporations may be continued to be prosecuted by or against Amalco;

(e)	any conviction against, or ruling, order or judgment in favour or against, either of the Amalgamating Corporations may be enforced by or against Amalco; and

(f)	the Articles of Amalgamation of Amalco shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation of Amalco.

As of the date of this Information Circular, there are currently 118,351,951 Savanna Shares, of which 16,779,186 Savanna Shares are not otherwise owned, controlled or directed by Total, 1,171,646 Savanna Options and 7,000,000 Savanna Warrants outstanding. Assuming that there are no Savanna Dissenting Shareholders and that no Savanna Options or Savanna Warrants are exercised prior to the Effective Time, Total will issue approximately 2,181,294 Total Shares and 16,779,186 Total Redeemable Preferred Shares which will be redeemed for an aggregate of $3,355,837 in cash, in exchange for all of the issued and outstanding Savanna Shares (excluding those Savanna Shares held by Total in accordance with 182(2) of the ABCA). Pursuant to the Amalgamation and assuming that there are no Savanna Dissenting Shareholders and that no Savanna Options or Savanna Warrants are exercised prior to the Effective Time, Savanna Shareholders (other than Total) will be issued 2,181,384 Total Shares, representing approximately 4.7% of the issued and outstanding Total Shares as of the date hereof. Under the Total Offer and after giving effect to the Amalgamation, Total expects to have issued to former Savanna Shareholders an aggregate of 15,151,754 Total Shares, representing approximately 32.9 % of the issued and outstanding Total Shares as of the date hereof (assuming no Savanna Dissenting Shareholders and no Savanna Options or Savanna Warrants are exercised prior to the Effective Time).

The Amalgamation Agreement provides that any certificate or DRS Statement formerly representing Savanna Shares not deposited together with all other documents as required by the Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, and the right of the holder of such Savanna Shares to receive the Amalgamation Consideration to which such holder is entitled pursuant to the Amalgamation (together with all dividends, distributions or other payments thereon held for such holder in respect of the Total Shares) shall be deemed to be surrendered to Total.

Background to the Amalgamation

On December 9, 2016, Total initiated a formal take-over bid for all of the outstanding Savanna Shares (including any Savanna Shares that became issued and outstanding upon the exercise, exchange of conversion of any convertible securities of Savanna) on the basis of 0.1300 of a Total Share for each Savanna Share held. On March 1, 2017, Total increased the consideration under its offer to include $0.20 in cash in addition to the 0.1300 of a Total Share for each Savanna Share tendered to its bid.

On March 8, 2017, in connection with Savanna’s strategic alternatives process initiated in connection with Total’s formal take-over bid announced on December 9, 2016, Savanna and Western Energy Services Corp. (“Western”) entered into an arrangement agreement pursuant to which Western agreed to acquire all of the issued and outstanding Savanna Shares on the basis of 0.85 of a common share of Western (“Western Share”) for each Savanna Share outstanding (the “Western Arrangement Agreement”).

On March 13, 2017, Total waived the minimum tender condition of 66 2⁄3% of the outstanding Savanna Shares under the Total Offer.

Following discussions between Savanna and Western, Western indicated to Savanna it would be willing to increase the consideration payable pursuant to the previously agreed to arrangement with Western to include the payment of $0.21 in cash per Savanna Share, subject to certain other amendments in the Western Arrangement Agreement being made. On March 14, 2017, Savanna and Western entered into an amending agreement to the Western Arrangement Agreement, to among other things, increase the consideration to include 0.85 of a Western Share and $0.21 in cash.

On March 25, 2017, Total disseminated a press release announcing that 60,952,797 Savanna Shares (or 51.6% of the then outstanding Savanna Shares) had been properly tendered under the Total Offer and that the deadline for tendering under the Total Offer had been extended to April 7, 2017.

On March 29, 2017, Savanna announced that it had terminated the Western Arrangement Agreement, as amended, with Western.

On April 5, 2017, the Savanna Board was reconstituted to include Messrs. Allen Brooks, George Chow, Darcy Draudson, Daniel Halyk, Gregory Melchin, Bruce Pachkowski, Stan Smith and Lyle Whitmarsh, and it was publically announced that substantially all senior officers of Savanna resigned. Daniel Halyk was appointed President and Chief Executive Officer of Savanna and Cam Danyluk was appointed General Counsel of Savanna. Mr. Rick Torriero remained with Savanna as Vice President, Finance.

On April 7, 2017, Total announced that it acquired an additional 35,641,916 Savanna Shares pursuant to the Total Offer, that, pursuant to the Total Offer, it owned approximately 81.7% of the outstanding Savanna Shares and that the deadline for tendering under the Total Offer had been extended to April 27, 2017.

On April 27, 2017, Total announced that it had acquired an additional 3,178,051 Savanna Shares pursuant to the Total Offer and that, pursuant to the Total Offer and purchases on the TSX conducted by Total prior to the expiry of the Total Offer, it owned approximately 86% of the outstanding Savanna Shares.

On May 12, 2017, the Savanna Board appointed a special committee (the “Savanna Special Committee”) comprised of two (2) independent (within the meaning in Canadian Securities Laws) and experienced directors to assist Savanna in its review of the proposed Amalgamation, being Allen Brooks and Stan Smith. Each member of the Savanna Special Committee has experience in the oil and gas services industry as members of the boards of other entities, and is independent of Total.

On May 11 and 12, 2017, the Savanna Board considered the Amalgamation. Prior to considering the Amalgamation or any matters relating thereto, each of the directors of the Savanna Board who were not independent of Total (being Daniel Halyk, Bruce Pachkowski and Greg Melchin) had declared the nature and extent of their interest in the Amalgamation and the Amalgamation Agreement. The independent members of the Savanna Board, considered various matters, including:

(a)	the ability of Savanna to complete another transaction given Total’s statement to the Savanna Board that Total intends to hold the Savanna Shares as a long term investment;

(b)	the ability and intention of Total to vote all of the Savanna Shares held by it in favour of the Amalgamation Resolution;

(c)	the provisions of the Amalgamation Agreement; and

(d)	the procedural safeguards provided to Savanna Shareholders (other than Total), including the Dissent Rights.

On May 18, 2017, the Savanna Special Committee met via conference call to discuss the Amalgamation and the Amalgamation Agreement. The Savanna Special Committee, following its deliberations and advice from legal counsel, determined to recommend to the Savanna Board the approval of the Amalgamation and the execution of the Amalgamation Agreement and recommend that Savanna Shareholders vote in favour of the Amalgamation Resolution.

On May 18, 2017, the Savanna Board resolved to approve the Amalgamation, the execution of the Amalgamation Agreement, this Information Circular and the mailing thereof to Savanna Shareholders. The non-independent members of the Savanna Board abstained from voting on the resolutions approving the foregoing matters.

The Savanna Board recommends that the Savanna Shareholders vote in favour of the Amalgamation Resolution.

On May 19, 2017, Savanna entered into the Amalgamation Agreement with Total and Subco.

Notwithstanding the recommendation of the Savanna Board that Savanna Shareholders vote in favour of the Amalgamation Resolution, Savanna Shareholders should make their own decision whether to vote their Savanna Shares in favour of the Amalgamation Resolution and, if appropriate, should consult their own legal, tax, financial or other professional advisors in making that decision.

Treatment of Other Savanna Securities

Savanna Options and Savanna Warrants

The Savanna Options and Savanna Warrants that have not, immediately prior to the Effective Time, been exercised in accordance with their terms will be deemed to have been adjusted in accordance with their respective terms, which each contain customary provisions in the event of a Capital Reorganization. These Adjustment Provisions provide, among other things, that the holder of the security is entitled to receive, for the same aggregate consideration, upon exercise of such security, in lieu of the number of Savanna Shares to which the holder would otherwise be entitled upon the exercise thereof, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Savanna Shares which the holder was theretofore entitled to purchase or receive upon the exercise of the Savanna Options or Savanna Warrants, as the case may be. In respect of the Savanna Warrants, Total and Amalco will also be required to enter into a new warrant certificate or written instrument as required pursuant to the terms of the Savanna Warrants.

As a result, the holders of Savanna Options and Savanna Warrants will be entitled to exercise their respective securities following the Effective Date for Total Shares and cash pursuant to the applicable Adjustment Provisions.

Senior Notes

Following the acquisition by Total of more than 50% of the outstanding Senior Notes pursuant to the Total Offer, Savanna gave notice of the change of control and made an offer to each holder of Senior Notes to redeem all of the Senior Notes in the manner and form prescribed by the Trust Indenture and expects to redeem the Senior Notes which are duly and validly tendered to the change of control offer on June 22, 2017. Senior Notes not otherwise tendered will remain outstanding as obligations of Amalco and will mature as originally set out in the Trust Indenture governing such Senior Notes.

Savanna Shareholder Approval

To be passed, the Amalgamation Resolution must be approved by not less than 66 2⁄3% of the votes cast by holders of Savanna Shares, either in person or by proxy, excluding votes cast in respect of Excluded Savanna Shares, at the Meeting. See Appendix A to this Information Circular for the full text of the Amalgamation Resolution.

Total holds approximately 86% of the Savanna Shares and has advised Savanna that it intends to vote all of such Savanna Shares owned by it, directly or indirectly, in favour of the Amalgamation Resolution. After excluding the votes attached to the Excluded Savanna Shares, the votes attached to the Savanna Shares held by Total are sufficient to enable the required approval of the Amalgamation Resolution to be obtained. Total is therefore in a position to have the Amalgamation approved.

See “General Proxy Matters – Procedure and Votes Required” and “The Amalgamation – Securities Laws Matters”.

Required Approvals

To the best knowledge of Savanna, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entities in connection with the Amalgamation.

In connection with the Total Offer and in accordance with TSX policies, Total obtained shareholder approval in respect of the issuance of up to 30,920,000 Total Shares to Savanna Shareholders in connection with the acquisition by Total of Savanna, including a subsequent acquisition transaction, such as the Amalgamation. In connection with the Total Offer, Total issued an aggregate of 12,970,460 Total Shares and it expects to issue a maximum of an additional 2,181,294 Total Shares pursuant to the Amalgamation (assuming that there are no Savanna Dissenting Shareholders and no Savanna Options or Savanna Warrants are exercised prior to the Effective Time).

In addition, Total also previously obtained approval under the Competition Act (Canada) in respect of the acquisition of all of the issued and outstanding Savanna Shares.

Delisting of Savanna Shares and Application to Cease to be a Reporting Issuer

In the event the Amalgamation is completed, it is expected that the Savanna Shares will be delisted from the TSX and Savanna will apply to cease to be a reporting issuer under Canadian Securities Laws as soon as reasonably practicable following the Effective Date.

Timing

If the Savanna Meeting is held as scheduled and is not adjourned or postponed and all other conditions set forth in the Amalgamation Agreement are satisfied or waived, Savanna expects the Effective Date will be on or about June 20, 2017. It is not possible, however, to state with certainty when the Effective Date will occur.

The Amalgamation will be deemed to be effective at 12:01 a.m. on the date the Certificate of Amalgamation is issued.

Stock Exchange Listings

The Savanna Shares are listed and posted for trading on the TSX under the symbol “SVY”. The Total Shares are listed and posted for trading on the TSX under the symbol “TOT”.

In the event that the Amalgamation is completed, it is expected that the Savanna Shares will be delisted from the TSX as soon as reasonably practicable following the Effective Date.

See “Trading Price and Volume” in Appendix D – Information Concerning Savanna and “Trading Price and Volume” in Appendix E – Information Concerning Total.

The Amalgamation Agreement

The Amalgamation Agreement provides for the amalgamation of Savanna with Subco, with Savanna Shareholders each receiving 0.1300 of a Total Share and one Total Redeemable Preferred Share for each Savanna Share held (other than those Savanna Shares held by Total and any Savanna Dissenting Shareholders). Upon the completion of the Amalgamation, Amalco will be wholly-owned by Total and the Total Redeemable Preferred Shares will be redeemed for $0.20 in cash per share.

The Amalgamation Agreement provides for, among other things, the terms of the Amalgamation, representations, warranties and covenants of the parties, certain indemnities among Savanna, Total and Subco, conditions precedent to completion of the Amalgamation, and the amendment and termination provisions of the Amalgamation Agreement. The following is a summary of certain material provisions of the Amalgamation Agreement and is qualified in its entirety by reference to the full text of the Amalgamation Agreement set forth in Appendix B to this Information Circular in its entirety.

Representations, Warranties and Covenants

The Amalgamation Agreement contains certain customary representations, warranties and covenants of each of Total and Savanna relating to, among other things, their respective organization, capitalization, qualification, compliance with laws and regulations and other matters, including their authority to enter into the Amalgamation Agreement and to consummate the Amalgamation. Pursuant to the Amalgamation Agreement, Total and Savanna have agreed to advise each other of material changes. Further, Total and Savanna have agreed to obtain all necessary consents, waivers and approvals required for the consummation of the Amalgamation.

In addition, pursuant to the Amalgamation Agreement, Total and Savanna have covenanted, among other things, until the Effective Date, to maintain their respective businesses and not take certain actions outside the Ordinary Course.

Conditions of the Amalgamation

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated under the Amalgamation Agreement, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of the Parties without prejudice to their right to rely on any other of such conditions:

(a)	the Amalgamation Resolution shall have been passed by not less than 66 2/3% of the votes cast by Savanna Shareholders present in person or represented by proxy at the Savanna Meeting;

(b)	the Articles of Amalgamation to be filed with the Registrar in accordance with the Amalgamation shall be in form and substance satisfactory to each of Total and Savanna, acting reasonably;

(c)	there shall be no action taken under any existing applicable Law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Amalgamation; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the Amalgamation; and

(e)	all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Amalgamation shall have been obtained on terms and conditions satisfactory to Total and Savanna, each acting reasonably, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period.

Conditions for the Benefit of Total and Subco

The obligation of Total and Subco to consummate the transactions contemplated under the Amalgamation Agreement, and in particular the Amalgamation, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	each of the material covenants, acts and undertakings of Savanna to be performed on or before the Effective Date pursuant to the terms of the Amalgamation Agreement shall have been duly performed by Savanna;

(b)	Savanna shall have furnished Total with:

(i)	a certified copy of the resolutions duly passed by the Savanna Board approving the Amalgamation Agreement and the Amalgamation and directing the submission of the Amalgamation Resolution for approval at the Savanna Meeting and recommending that Savanna Shareholders vote in favour of the Amalgamation Resolution; and

(ii)	a certified copy of the Amalgamation Resolution, duly passed at the Savanna Meeting;

(c)	the representations and warranties of Savanna contained in Section 4.1 of the Amalgamation Agreement shall be true as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak of an earlier date or except as affected by transactions contemplated or permitted by the Amalgamation Agreement) and Savanna shall have complied with its covenants in the Amalgamation Agreement, except where the failure or failures of such representations and warranties to be so true and correct or the failure to perform such covenants would not, or would not reasonably be expected to have a Material Adverse Effect on Savanna or to materially impede or reasonably be expected to materially impede the completion of the Amalgamation, and Total shall have received a certificate to that effect dated the Effective Date from an executive officer of Savanna acting solely on behalf of Savanna and not in their personal capacity, to the best of their information and belief having made reasonable inquiry, and Total will have no knowledge to the contrary;

(d)	the Savanna Board shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in Section 2.7 of the Amalgamation Agreement in a manner materially adverse to Total or the completion of the Amalgamation;

(e)	there shall not have occurred any Material Adverse Change in respect of Savanna since March 31, 2017; and

(f)	immediately prior to the Effective Date, Total shall be satisfied there shall be not more than 118,351,951 Savanna Shares outstanding (plus any additional Savanna Shares that may be issued pursuant to the exercise of Savanna Options or Savanna Warrants prior to the Effective Date) and Total shall be satisfied that upon completion of the Amalgamation no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued securities of Savanna.

Conditions for the Benefit of Savanna

The obligation of Savanna to consummate the transactions contemplated thereby, and in particular the Amalgamation, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	each of the material covenants, acts and undertakings of Total and Subco to be performed on or before the Effective Date pursuant to the terms of the Amalgamation Agreement shall have been duly performed by Total;

(b)	Total shall have furnished Savanna with a certified copy of the resolutions duly passed by the Total Board approving the Amalgamation Agreement and the Amalgamation;

(c)	Subco shall have furnished Savanna with:

(i)	a certified copy of the resolutions duly passed by the board of directors of Subco approving the Amalgamation Agreement and the Amalgamation; and

(ii)	a certified copy of the resolution of the sole shareholder of Subco approving the Amalgamation;

(d)

the representations and warranties of Total and Subco contained in Section 4.2 of the Amalgamation Agreement, shall be true as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak of an earlier date or except as affected by transactions contemplated or permitted by the Amalgamation Agreement) and Total and Subco shall have complied with its covenants in the Amalgamation Agreement, except where the failure or failures of such representations and warranties to be so true and correct or the failure to perform such covenants would not, or would not reasonably be expected to have a Material Adverse Effect on Total, or to materially impede or reasonably be expected to materially impede the completion of the Amalgamation, and Savanna shall have received a certificate to that effect dated the Effective Date from an executive officer of each of Total and Subco acting solely on behalf of Total or Subco, as applicable, and not in their personal capacity, to the best of their information and belief having made reasonable inquiry, and Savanna will have no knowledge to the contrary; and

(e)	there shall not have occurred any Material Adverse Change in respect of Total or Subco.

Termination of the Amalgamation Agreement

The Amalgamation Agreement may be terminated, prior to the filing of the Articles of Amalgamation, by mutual written consent of the Parties without further action on the part of the shareholders of Savanna or Total.

Notwithstanding any other rights contained in the Amalgamation Agreement, Total may terminate the Amalgamation Agreement upon written notice to Savanna as provided in Section 5.4 of the Amalgamation Agreement, provided that Total and Subco are not then in breach of the Amalgamation Agreement so as to cause any of the conditions set out in Sections 5.1, 5.2 or 5.3 of the Amalgamation Agreement not to be satisfied.

Notwithstanding any other rights contained in the Amalgamation Agreement, Savanna may terminate the Amalgamation Agreement upon written notice to Total as provided in Section 5.4 of the Amalgamation Agreement, provided that Savanna is not then in breach of the Amalgamation Agreement so as to cause any of the conditions set out in Sections 5.1, 5.2 or 5.3 of the Amalgamation Agreement not to be satisfied.

Procedure for Exchange of Savanna Shares

General

In order to receive the Amalgamation Consideration following completion of the Amalgamation, Savanna Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the holder’s certificates or DRS Statements representing Savanna Shares and such other documents as may be required thereby. No certificates for Total Redeemable Preferred Shares will be issued to Savanna Shareholders by the Depositary, as such shares will be redeemed immediately following the Effective Time. Instead, Savanna Shareholders who validly deliver a Letter of Transmittal with all other required documentation will receive a cheque for the aggregate Redeemable Preferred Share Redemption Amount (after deduction for any applicable withholding taxes required by law) in respect of the Total Redeemable Preferred Shares deemed to be issued and forthwith redeemed immediately following the Effective Time, in addition to the Total Shares such shareholder is otherwise entitled under the Amalgamation.

Savanna Shareholders whose Savanna Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to exchange their Savanna Shares for the Amalgamation Consideration.

The use of the mail to transmit certificates representing Savanna Shares and the Letter of Transmittal is at each holder’s risk. Savanna recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or, if mailed, that registered mail with return receipt be used and that the appropriate insurance be obtained.

If the Letter of Transmittal is executed by a Person other than the registered holder(s) of the Savanna Shares being deposited or if the DRS Statement representing the Total Shares and the cheque representing the aggregate Redeemable Preferred Share Redemption Amount issuable in exchange for the Savanna Shares are to be issued to a Person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Savanna Shareholders maintained by Savanna’s registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a Person other than the registered owner(s) of the Savanna Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing Savanna Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Savanna Shares deposited pursuant to the Amalgamation will be determined by Savanna and the Depositary. Depositing Savanna Shareholders agree that such determination shall be final and binding. Savanna reserves the absolute right to reject any and all deposits which Savanna determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Savanna reserves the absolute right to waive any defect or irregularity in the deposit of any Savanna Shares. There shall be no duty or obligation on Savanna, the Depositary or any other Person to give notice of any defect or irregularity in any deposit of Savanna Shares and no liability shall be incurred by any of them for failure to give such notice.

Savanna and Total reserve the right to permit the procedure for the exchange of securities pursuant to the Amalgamation to be completed other than as set forth above.

Savanna and Total have retained the services of the Depositary for the receipt of certificates or DRS Statements representing Savanna Shares and the related Letters of Transmittal deposited under the Amalgamation and for the payment for Savanna Shares by Total pursuant to the Amalgamation. The Depositary will receive reasonable and customary compensation from Total for its services in connection with the Amalgamation, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

From and after the Effective Time, certificates or DRS Statements formerly representing Savanna Shares exchanged pursuant to the Amalgamation shall represent only the right to receive the Amalgamation Consideration to which the holders are entitled, and any dividends distributions and payments thereon.

Non-Exempt Shareholders will not be entitled to receive Total Shares or Total Redeemable Preferred Shares under the Amalgamation. Arrangements have been made for the Depositary, as agent for such Non-Exempt Shareholders, to sell, or cause to be sold (through a broker in Canada and on the TSX) the Total Shares and redeem for cash, in accordance with their terms, the Total Redeemable Preferred Shares that, in each case, a Non-Exempt Shareholder would otherwise be entitled to. After completion of the sales of such Total Shares, the Depositary will distribute the aggregate net proceeds of sale, after expenses, commissions and applicable withholding taxes, pro rata, among the Non-Exempt Shareholders. Any sales of Total Shares described above will be completed as soon as practicable on or after the Effective Date and will be done in a manner intended to maximize consideration to be received from the sale of Total Shares and to minimize any adverse impact of the sale on the market for the Total Shares. The treatment of Non-Exempt Shareholders under the Amalgamation is the same as the treatment of such shareholders under the Total Offer.

Cancellation of Rights

Each certificate or DRS Statement formerly representing Savanna Shares that is not deposited with all other documents as required pursuant to the Amalgamation on or prior to the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature to receive the Amalgamation Consideration to which a former Savanna Shareholder is entitled, and for greater certainty, the right of such former Savanna Shareholder to receive the Amalgamation Consideration shall be deemed to be returned to Total, together with all dividends, distributions or other payments thereon.

Return of Savanna Shares

Should the Amalgamation not be completed, any deposited Savanna Shares will be returned to the depositing Savanna Shareholder at Savanna’s expense upon written notice to the Depositary from Savanna by returning the deposited Savanna Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Savanna Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Savanna’s registrar and transfer agent.

Fractional Total Shares

No fractional Total Shares will be issued in connection with the Amalgamation. If a Savanna Shareholder would otherwise be entitled to a fractional Total Share hereunder, the number of Total Shares issued to such Savanna Shareholder shall be rounded up to the next greater whole number of Total Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Total Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Savanna Shares registered in the name of or beneficially held by a Savanna Shareholder or his/her/its nominee will be aggregated.

Mail Services Interruption

Notwithstanding the provisions of this Information Circular, the Letter of Transmittal, Amalgamation Agreement, certificates or DRS Statements representing Savanna Shares, DRS Statements representing Total Shares and the cheques representing the aggregate Redeemable Preferred Share Redemption Amount to be returned if applicable, will not be mailed if Savanna and Total determine that delivery thereof by mail may be delayed.

Persons entitled to DRS Statements and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates or DRS Statements representing Savanna Shares were originally deposited upon application to the Depositary until such time as Savanna has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing paragraph, certificates, DRS Statements and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Savanna Shares were deposited.

Dissent Rights

The following description of the rights of Savanna Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Savanna Dissenting Shareholder who seeks payment of the fair value of such holder’s Savanna Shares and is qualified in its entirety by the reference to the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix C. A Savanna Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 191 of the ABCA. Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A registered Savanna Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid by Savanna the fair value of the Savanna Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which Amalgamation Resolution was adopted. Only registered Savanna Shareholders may dissent. Persons who are Beneficial Shareholders who hold Savanna Shares registered in the name of a broker, dealer bank, trust company or other nominee who wish to dissent should be aware that they may only do so through the registered owner of such Savanna Shares. Accordingly, a Beneficial Shareholder desiring to exercise Savanna Dissent Rights must make arrangements for the Savanna Shares beneficially owned by such Beneficial Shareholder to be registered in the name of such Beneficial Shareholder prior to the time the written objection to the Amalgamation Resolution is required to be received by Savanna or, alternatively, make arrangements for the registered holder of such Savanna Shares to dissent on behalf of the Beneficial Shareholder.

A Savanna Dissenting Shareholder must send to Savanna a written objection to the Amalgamation Resolution (a “Dissent Notice”), which Dissent Notice must be received by Savanna, c/o Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1, Attention: Jeffrey Sharpe, at or before the Savanna Meeting. The ABCA does not provide, and Savanna will not assume, that a vote against the Amalgamation Resolution constitutes a Dissent Notice. A registered holder of Savanna Shares may not exercise the right to dissent in respect of only a portion of such holder’s Savanna Shares, but may dissent only with respect to all of the Savanna Shares held by the holder.

An application may be made to the Court by Amalco or by a Savanna Dissenting Shareholder after adoption of the Amalgamation Resolution to fix the fair value of the Savanna Dissenting Shareholder’s Savanna Shares. If such an application to the Court is made by either Amalco or a Savanna Dissenting Shareholder, Amalco must, unless the Court otherwise orders, send to each Savanna Dissenting Shareholder a written offer to pay such Person an amount considered by the Amalco Board to be the fair value of the Savanna Shares held by such Savanna Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Savanna Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Amalco is the applicant, or within 10 days after Amalco is served with notice of the application, if a Savanna Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Savanna Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Savanna Dissenting Shareholder may make an agreement with Amalco for the purchase of such Savanna Dissenting Shareholder’s Savanna Shares in the amount of Savanna’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Savanna Shares.

A Savanna Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Savanna Shares of all Savanna Dissenting Shareholders who are parties to the application, giving judgment in that amount against Savanna and in favour of each of those Savanna Dissenting Shareholders, and fixing the time within which Amalco must pay that amount payable to the Savanna Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Savanna Dissenting Shareholder calculated from the date on which the Savanna Dissenting Shareholder ceases to have any rights as a Savanna Shareholder until the date of payment.

On the Amalgamation becoming effective, or upon the making of an agreement between Amalco and the Savanna Dissenting Shareholder as to the payment to be made by Amalco to the Savanna Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the Savanna Dissenting Shareholder will cease to have any rights as a Savanna Shareholder other than the right to be paid the fair value of such Savanna Dissenting Shareholder’s Savanna Shares in the amount agreed to between Amalco and the Savanna Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Savanna Dissenting Shareholder may withdraw his dissent, or if the Amalgamation has not yet become effective Savanna may rescind the Amalgamation Resolution, and, in either event, the dissent and appraisal proceedings in respect of that Savanna Dissenting Shareholder will be discontinued.

Amalco shall not make a payment to a Savanna Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that Amalco is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Amalco would thereby be less than the aggregate of its liabilities. In such event, Amalco shall notify each Savanna Dissenting Shareholder that it is lawfully unable to pay Savanna Dissenting Shareholders for their Savanna Shares in which case the Savanna Dissenting Shareholder may, by written notice to Amalco within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case such Savanna Dissenting Shareholder shall be deemed to have participated in the Amalgamation as a Savanna Shareholder. If the Savanna Dissenting Shareholder does not withdraw such holder’s written objection such Savanna Dissenting Shareholder retains status as a claimant against Amalco to be paid as soon as Amalco is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to its shareholders.

All Savanna Shares held by Savanna Shareholders who exercise their Amalco Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Savanna on the Effective Date in exchange for the fair value as of the close of business on the last Business Day before the Amalgamation Resolution is approved by holders of Savanna Shares. If such Savanna Dissenting Shareholders ultimately are not entitled to be paid the fair value for the Savanna Shares, such Savanna Dissenting Shareholders will be deemed to have participated in the Amalgamation on the same basis as a non-dissenting holder of Savanna Shares notwithstanding the provisions of Section 191 of the ABCA.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Savanna Dissenting Shareholder who seeks payment of the fair value of their Savanna Shares. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Savanna Dissenting Shareholder who is considering the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix C, to this Information Circular and consult their own legal advisor. It is strongly encouraged that any Savanna Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of the ABCA, may prejudice such Savanna Shareholders right to dissent.

Interests of Directors and Executive Officers in the Amalgamation

The proposed Amalgamation includes the amalgamation between Savanna and Subco. Subco is a wholly-owned subsidiary of Total. The Amalgamation has been proposed in order to permit Total to acquire, through Subco, the remainder of the Savanna Shares that were not deposited pursuant to the Total Offer.

Certain directors and officers of Savanna also serve as directors and officers of Total and/or its affiliates.

Savanna Shares

As at May 19, 2017, a director of Savanna and his associates, beneficially owned, controlled or directed, directly or indirectly 16,926 Savanna Shares. The director of Savanna who holds the Savanna Shares is not a director or officer of Total or any of its affiliates.

No executive officers of Savanna or their affiliates, beneficially owned, controlled or directed, directly or indirectly any Savanna Shares as of May 19, 2017.

Any Savanna Shares acquired by directors and executive officers of Savanna who are also directors or officers of Total following the date hereof will be included in the Excluded Savanna Shares pursuant to MI 61-101.

As at May 19, 2017, Total beneficially owned, controlled or directed, directly or indirectly, 101,572,765 Savanna Shares or approximately 86% of the outstanding Savanna Shares. As at May 19, 2017, the directors and executive officers of Total, as a group did not beneficially own, control or direct, directly or indirectly, any Savanna Shares.

Savanna Options

As at May 19, 2017, the directors and executive officers of Savanna held an aggregate of 155,662 Savanna Options and no Savanna Warrants. See “Treatment of Other Savanna Securities – Savanna Options and Savanna Warrants”.

Total Shares

As at May 19, 2017, Savanna and its directors and executive officers beneficially owned, controlled or directed, directly or indirectly, 2,138,835 Total Shares.

Severance

It is expected that no change of control payments or similar payments shall be payable to any executive officer of Savanna as a consequence of the Amalgamation, as contemplated in the Amalgamation Agreement.

Other Interests

No director or officer of Savanna or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Savanna or any of its affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated by reference herein.

Securities Law Matters

Canada

Resale of Securities

All Total Shares to be issued under the Amalgamation will be issued in reliance on exemptions from prospectus requirements of Canadian Securities Laws. The Total Shares issued under the Amalgamation will generally be “freely tradeable” in Canada and the resale of such Total Shares will be exempt from the prospectus requirements (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under Securities Laws.

Minority Approval Requirement

Pursuant to MI 61-101, unless exempted, in addition to any other required shareholder approval, in order to complete a business combination, the approval of a majority of the votes cast by each class of affected securities at a meeting of securityholders of that class called to consider the transaction must be obtained. In relation to the Amalgamation, this “minority approval” must be obtained from, unless an exemption is available or discretionary relief is granted by the Canadian Securities Authorities, all holders of Savanna Shares, excluding the votes attached to Savanna Shares beneficially owned or over which control or direction is exercised by Total, any “interested party”, any “related party” of an “interested party” (unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither interested parties nor issuer insiders of the issuer) or a joint actor with any such interested party or related party of an interested party for purposes of MI 61-101.

However, MI 61-101 provides that, subject to certain terms and conditions, the votes attached to the Savanna Shares acquired by Total under the Total Offer may be included as votes in favour of the Amalgamation Resolution in determining whether minority approval has been obtained if, among other things, the business combination is completed no later than 120 days after the expiry of the Total Offer, the consideration per Savanna Share that the holders of affected securities would be entitled to receive in the Amalgamation is at least equal in value to and is in the same form as the consideration that the tendering Savanna Shareholders were entitled to receive in the Total Offer, and the Total Offer and Bid Circular disclosed, among other things: (i) that if Total acquired Savanna Shares under the Total Offer, Total intended to acquire the remainder of the securities under a statutory right of acquisition or under a business combination no later than 120 days after the expiry of the bid for consideration per security at least equal in value to and is in the same form as the consideration that the Savanna Shareholders were entitled to receive in the Total Offer; (ii) that the business combination would be subject to minority approval; (iii) the number of votes attached to the securities that, to the knowledge of Total after reasonable inquiry, would be required to be excluded in determining whether minority approval for the business combination had been obtained; and (iv) the identity of holders of such securities excluded from the minority approval determination, setting out their individual holdings.

Total, Subco and Savanna believe that the consideration offered under the Amalgamation is at least equal in value to and in the same form as the consideration paid to tendering Savanna Shareholders under the Total Offer and that the Amalgamation will be completed no later than 120 days after the expiry of the Total Offer. Accordingly, Total intends that the votes attached to the Savanna Shares acquired by it under the Total Offer will be included as votes in favour of the Amalgamation in determining whether minority approval has been obtained in connection with the Amalgamation. Based on the number of votes attached to Savanna Shares which are not Excluded Savanna Shares, Savanna believes the minority approval requirement will be satisfied through the voting of such Savanna Shares by Total, regardless of the number of Savanna Shares voted against the Amalgamation Resolution.

United States

All Total Shares and Total Redeemable Preferred Shares to be issued under the Amalgamation in the United States will be registered under the U.S. Securities Act and will generally be “freely tradeable” in the United States.

Legal Matters

Certain legal matters in connection with the Amalgamation will be passed upon for Total by Bennett Jones LLP insofar as Canadian legal matters are concerned. Certain legal matters in connection with the Amalgamation will be passed upon for Total by Paul, Weiss, Rifkind, Wharton & Garrison LLP insofar as U.S. legal matters are concerned.

Certain legal matters in connection with the Amalgamation will be passed upon for Savanna by Burnet, Duckworth & Palmer LLP insofar as Canadian legal matters are concerned.

As at the date hereof, the partners and associates of each of Burnet, Duckworth & Palmer LLP and Bennett Jones LLP, as a group, each owned, directly or indirectly, less than 1% of the outstanding Savanna Shares and less than 1% of the outstanding Total Shares. In addition, none of the partners and associates of each of Burnet, Duckworth & Palmer LLP or Bennett Jones LLP is or is expected to be elected, appointed or employed as a director, officer or employee of Savanna or Total or of any associate or affiliate of Savanna or Total in connection with the transaction.

Savanna Board Approval

The delivery of this Information Circular to Savanna Shareholders has been approved by the Savanna Board.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Savanna is authorized to issue an unlimited number of Savanna Shares, an unlimited number of first preferred shares, issuable in series and an unlimited number of second preferred shares, issuable in series. As at May 19, 2017, there were 118,351,951 Savanna Shares and no first preferred shares or second preferred shares issued and outstanding. Holders of Savanna Shares are entitled to one vote for each Savanna Share.

To the knowledge of Savanna’s directors and officers, as at May 19, 2017, no person or company beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the Savanna Shares other than Total who owns 101,572,765 Savanna Shares or approximately 86% of the issued and outstanding Savanna Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, legal counsel to Savanna (“Counsel”), the following is, at the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations under the ITA generally applicable to Savanna Shareholders who dispose of their Savanna Shares pursuant to the Amalgamation and who, for the purposes of the ITA, and at all relevant times, hold their Savanna Shares, and Total Shares and Total Redeemable Preferred Shares acquired pursuant to the Amalgamation, as capital property, deal at arm’s length with, and are not affiliated with Savanna, Total or any of their respective affiliates.

Savanna Shares, Total Shares and Total Redeemable Preferred Shares generally will be considered to be capital property to a holder thereof provided the holder does not hold their Savanna Shares, Total Shares and Total Redeemable Preferred Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who are residents of Canada for the purposes of the ITA and who might not otherwise be considered to hold their Savanna Shares, Total Shares or Total Redeemable Preferred Shares as capital property may, in certain circumstances, be entitled to have them and all other “Canadian securities” as defined in the ITA treated as capital property by making the irrevocable election permitted by subsection 39(4) of the ITA. Holders whose Savanna Shares, Total Shares or Total Redeemable Preferred Shares are not capital property should consult their own tax advisors.

This summary does not apply to a Savanna Shareholder: (i) that is a “financial institution” for the purposes of the mark-to-market rules in the ITA; (ii) if an interest in such Savanna Shareholder is a “tax shelter investment”; (iii) that is a “specified financial institution”; (iv) that makes a foreign currency reporting election for the purposes of the ITA; (v) that has entered, or will enter, into, with respect to the Savanna Shares, Total Shares or the Total Redeemable Preferred Shares, a “derivative forward agreement”; (vi) that is exempt from taxation under Part I of the ITA; (vii) that is a partnership or trust; or (viii) that is a “foreign affiliate” of a taxpayer resident in Canada, all within the meaning of the ITA. In addition, this summary does not address the tax considerations applicable to a Savanna Shareholder in respect of Savanna Shares acquired upon the exercise of options or pursuant to other employee compensation plans. Any Savanna Shareholders to whom this paragraph applies should consult their own tax advisor with respect to the Amalgamation.

This summary assumes that during the 60-month period that ends at the Effective Time, at the time of redemption of the Total Redeemable Preferred Shares, at the time of disposition of any Total Share, not more than 50% of the fair market value of the Savanna Shares, Total Shares or Total Redeemable Preferred Shares, as the case may be, is derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not the property exists. This summary further assumes that the paid-up capital of each Total Redeemable Preferred Share is the amount set forth in the Amalgamation Agreement, or $0.20 per share.

This summary is based on the provisions of the ITA in force as of the date hereof and Counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the ITA publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practices whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is not exhaustive of all Canadian federal income tax considerations. It is of a general nature only and is neither intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Savanna Shareholder. Accordingly, Savanna Shareholders should consult their own legal and tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Savanna Shareholders Resident in Canada

This portion of the summary is generally applicable to a Savanna Shareholder who, at all relevant times, for purposes of the application of the ITA, is, or is deemed to be, resident in Canada (a “Resident Shareholder”).

Exchange of Savanna Shares for Total Redeemable Preferred Shares and Total Shares on Amalgamation

A Resident Shareholder (other than a Resident Dissenting Shareholder) will realize no capital gain (or loss) on the disposition of Savanna Shares for Total Redeemable Preferred Shares and Total Shares. A Resident Shareholder will be deemed to have disposed of its Savanna Shares for proceeds of disposition equal to the aggregate adjusted cost base of such Savanna Shares to such shareholder immediately before the disposition. Such shareholder will be deemed to have acquired the Total Redeemable Preferred Shares and Total Shares at an aggregate cost equal to such proceeds of disposition. That aggregate cost will be allocated between the Total Redeemable Preferred Shares and the Total Shares. The cost to a Resident Shareholder of the Total Redeemable Preferred Shares will equal the proceeds of disposition for the Total Shares multiplied by a fraction. The numerator of the fraction will be the fair market value immediately after the Amalgamation of the Total Redeemable Preferred Shares and the denominator will be the fair market value immediately after the Amalgamation of all of the shares received upon the Amalgamation. The proceeds of disposition not allocated to the Total Redeemable Preferred Shares will be allocated to the cost of Total Shares. If the Resident Shareholder separately owns other Total Shares as capital property at that time, the adjusted cost base of all Total Shares owned by the Resident Shareholder as capital property immediately after the Amalgamation will be determined by averaging the cost of the Total Shares acquired on the Amalgamation with the adjusted cost base of those other Total Shares.

Redemption of Total Redeemable Preferred Shares

A Resident Shareholder whose Total Redeemable Preferred Shares are redeemed will be considered to have disposed of each such share for proceeds of disposition equal to Redeemable Preferred Share Redemption Amount and will realize a capital gain (or capital loss) to the extent that the aggregate of the deemed proceeds of disposition exceed (or are less than) the aggregate of the Resident Shareholder’s adjusted cost base of all Total Redeemable Preferred Shares, and any reasonable costs of disposition. The income tax treatment of such capital gain or capital loss is discussed below.

Disposition of Total Shares

A disposition or a deemed disposition of a Total Share by a Resident Shareholder (except: (i) to Total that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market; or (ii) on a tax-deferred transaction) will generally result in the Resident Shareholder realizing a capital gain (or capital loss) in the year of the disposition equal to the amount by which the proceeds of disposition of the Total Share are greater (or less) than the aggregate of the Resident Shareholder’s adjusted cost base thereof and any reasonable costs of disposition. The cost of a Total Share to a Resident Shareholder generally will be the average of the cost of all Total Shares held by such Resident Shareholder as capital property. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Dissenting Resident Shareholders

Under the current and long-standing administrative practice of the CRA, a Resident Shareholder who exercises a right of dissent in respect of the Amalgamation (a “Dissenting Resident Shareholder”) and who receives a payment from Amalco should be considered to have disposed of such Dissenting Resident Shareholder’s Savanna Shares for proceeds of disposition equal to the amount paid to the Dissenting Resident Shareholder for such shares (less the amount of any interest awarded by the court). A Dissenting Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate of the Dissenting Resident Shareholder’s adjusted cost base of such shares immediately before the Amalgamation and any reasonable costs of disposition. Any interest awarded to a Dissenting Resident Shareholder will be included in the Dissenting Resident Shareholder’s income. The tax treatment of capital gains and capital losses is discussed below. Dissenting Resident Shareholders should consult their own tax advisors with respect to the tax implications to them of the exercise of their right of dissent.

Taxation of Capital Gains and Losses

A Resident Shareholder or a Dissenting Resident Shareholder who, as described above, realizes a capital gain or a capital loss on the redemption of the Total Redeemable Preferred Shares, the disposition of a Total Share or, in the case of a Dissenting Resident Shareholder, on the disposition of Savanna Shares, will generally be required to include in such person’s income one-half of any such capital gain (“taxable capital gain”) and may apply one-half of any such capital loss (“allowable capital loss”) against taxable capital gains in accordance with the detailed rules in the ITA. Generally, allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and applied to reduce taxable capital gains in any of the three preceding years or carried forward and applied to reduce taxable capital gains in any subsequent year in accordance with the detailed rules of the ITA.

If the Resident Shareholder or Dissenting Resident Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any Savanna Shares or Total Shares, or the redemption of any Total Redeemable Preferred Shares, may be reduced by the amount of certain dividends which have been received or are deemed to have been received on the share or, in the case of the redemption of an Total Redeemable Preferred Share, on the share exchanged therefor, in accordance with detailed provisions of the ITA. Such holders should consult their tax advisors for specific information regarding the application of these provisions.

A Resident Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay an additional refundable tax of 102/3% on its “aggregate investment income” for the year, which will include taxable capital gains.

Savanna Shareholders Not Resident in Canada

The following section of the summary is applicable to a Savanna Shareholder who, for the purposes of the ITA and any applicable income tax treaty and at all relevant times, (i) is not, and is not deemed to be, a resident of Canada, (ii) does not, and is not deemed to, use or hold their Savanna Shares and Total Shares and Total Redeemable Preferred Shares received pursuant to the Amalgamation in or in the course of, carrying on a business in Canada, and (iii) is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (in this section, a “Non-Resident Shareholder”). Non-Resident Shareholders should consult their own tax advisors for advice with respect to the Canadian and foreign tax consequences of the Amalgamation.

Exchange of Savanna Shares for Total Redeemable Preferred Shares and Total Shares on Amalgamation

The tax treatment to a Non-Resident Shareholder (other than a Non-Resident Dissenter) generally will be the same as described above under the heading “Shareholders Resident in Canada – Exchange of Savanna Shares for Total Redeemable Preferred Shares and Total Shares on Amalgamation”.

Redemption of Total Redeemable Preferred Shares

A Non-Resident Shareholder will realize a capital gain (or capital loss) on the redemption of the Total Redeemable Preferred Shares in the same manner as a Resident Shareholder (see “Savanna Shareholders Resident in Canada - Redemption of Total Redeemable Preferred Shares” above). However, a Non-Resident Shareholder will not be subject to tax under the ITA on any capital gain realized on the redemption unless the Total Redeemable Preferred Shares constitute “taxable Canadian property” to the Non-Resident Shareholder for purposes of the ITA at the time of the disposition and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

Disposition of Total Shares

A Non-Resident Shareholder who disposes or is deemed to dispose of Total Shares that were acquired under the Amalgamation will not be liable to tax under the ITA in respect of any capital gain realized on the disposition unless such shares constitute “taxable Canadian property” at the time of disposition for purposes of the ITA and no relief is available under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

Taxable Canadian Property

Based on the assumption set out above, the Savanna Shares, Total Shares and Total Redeemable Preferred Shares, as the case may be, will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time. Notwithstanding the foregoing, Savanna Shares, Total Shares and Total Redeemable Preferred Shares may be deemed to be taxable Canadian property in certain circumstances specified in the ITA.

In the event that the Savanna Shares, Total Shares and Total Redeemable Preferred Shares, as the case may be, are taxable Canadian property to a Non-Resident Shareholder at the time of the disposition thereof, a capital gain realized upon a disposition may be exempt from tax under an applicable income tax convention. In the event that any capital gain realized by a Non-Resident Shareholder on the disposition of Savanna Shares, Total Shares and Total Redeemable Preferred Shares, as the case may be, is not exempt from tax under the ITA by virtue of an applicable income tax convention, the tax consequences pertaining to capital gains (or capital losses) as generally described above under “Savanna Shareholders Resident in Canada – Taxation of Capital Gains and Losses” will generally apply. Non-Resident Shareholders should consult their own tax advisors regarding any Canadian reporting requirements arising from this transaction.

Dissenting Non-Resident Holders

A Non-Resident Shareholder who dissents in respect of the Amalgamation (a “Non-Resident Dissenter”) will be entitled to receive a payment from Amalco equal to the fair value of such Non-Resident Dissenter’s Savanna Shares and will be considered to have disposed of such shares for proceeds of disposition equal to the amount received by the Non-Resident Dissenter, less the amount of any interest awarded by a court (if applicable). The income tax treatment of capital gains and capital losses is discussed above under the heading, “Savanna Shareholders Not Resident in Canada – Taxation of Capital Gains and Losses”.

Any interest paid to a Non-Resident Dissenter upon the exercise of dissent rights will not be subject to Canadian withholding tax. Non-Resident Dissenters who are contemplating exercising their dissent rights should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of receiving the Amalgamation Consideration in exchange for their Savanna Shares pursuant to the Amalgamation and of the ownership and disposition of Total Shares. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to Persons that are subject to special tax rules. In particular, the information set out below deals only with holders that acquire the Total Shares pursuant to the Amalgamation and that hold both the Savanna Common Shares and the Total Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as:

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	insurance companies;

•	Persons holding the Savanna Shares or the Total Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”;

•	U.S. expatriates;

•	Persons subject to the alternative minimum tax;

•	U.S. Holders that own, directly or indirectly, 10% or more of the total voting power of Total; and

•	dealers or traders in securities or currencies. Except as otherwise specifically stated herein, this summary does not address 3.8% Medicare tax, estate and gift tax consequences or tax consequences under any state, local or foreign laws.

For purposes of this discussion, a Savanna Shareholder is a “U.S. Holder” if such holder is: (1) an individual citizen or resident of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. Persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a Savanna Shareholder is a “Non-U.S. Holder” if such holder is: (1) a nonresident alien individual; (2) a foreign corporation or (3) a trust or estate that in either case is not subject to U.S. federal income tax on income or gain with respect to the Savanna Common Shares or Total Shares.

If a partnership or other pass-through entity, whether foreign or domestic, holds Savanna Common Shares or Total Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If a holder is a partner (or other owner) of a pass-through entity that holds Savanna Common Shares or Total Shares, such holder is urged to consult its own tax advisor regarding the U.S. tax consequences of the Amalgamation and of holding the Total Shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Total has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions reached and describe herein.

This discussion assumes that Total is not, and will not become, a passive foreign investment company (a “PFIC”), as discussed below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Total Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Holders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Total Shares.

Consequences of the Amalgamation

Tax-Deferred Reorganization Treatment. If the Total Offer and the Amalgamation are treated as a single integrated transaction, such transaction should qualify as a tax-deferred reorganization for U.S. federal income tax purposes. In such an event, U.S. Holders should only recognize gain on the Amalgamation up to the U.S. dollar value of the Redeemable Preferred Share Redemption Amount that they receive and will not be permitted to recognize any loss. In such an event, U.S. Holders’ basis in their Total Shares should be equal to their adjusted tax basis in their Savanna Shares increased by the amount of any gain recognized and decreased by the U.S. dollar value of the Redeemable Preferred Share Redemption Amount received in the Amalgamation, and the holding period of the Total Shares should include the holding period of the Savanna Common Shares exchanged therefor.

Alternative Treatment. If the Amalgamation is not treated as a tax-free reorganization, a U.S. Holder would be required to recognize gain or loss in an amount equal to the difference between (x) the sum of (i) the amount (determined in U.S. dollars) of the Redeemable Preferred Share Redemption Amount and (ii) the fair market value of the Total Shares and (y) the U.S. Holder’s adjusted tax basis in the Savanna Common Shares disposed of in the Amalgamation. A U.S. Holder’s adjusted tax basis in the Savanna Common Shares generally would be the original cost of the Savanna Common Shares to the U.S. Holder, subject to certain adjustments. A U.S. Holder’s initial tax basis in its Total Shares would equal their fair market value. The holding period of the Total Shares would begin on the day after the date of the Amalgamation.

Treatment of Gain or Loss. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Savanna Common Shares for more than one year at the time of the Amalgamation. Long-term capital gains of noncorporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Currency Fluctuations. It is expected that the Redeemable Preferred Share Redemption Amount will be paid in Canadian dollars. Unless U.S. Holders convert the Redeemable Preferred Share Redemption Amount into U.S. dollars on the date of the Amalgamation, such holders may recognize ordinary income or loss as a result of currency fluctuations between the date of the Amalgamation and the date Redeemable Preferred Share Redemption Amount is converted into U.S. dollars.

U.S. federal income tax treatment of the Amalgamation is uncertain and holders are urged to consult their tax advisors with respect to their receipt of the Amalgamation Consideration in the Amalgamation.

Consequences of Holding the Total Shares

Distributions

Subject to the discussion of the PFIC rules below, the gross amount of any distribution paid by Total will generally be subject to United States federal income tax as foreign source dividend income to the extent paid out of Total’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by U.S. Holders as ordinary income on the date that such holders actually or constructively receive the distribution in accordance with their regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by Total in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by Total will not be eligible for the dividends received deduction allowed to corporations.

To the extent that a distribution exceeds the amount of Total’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in a holder’s adjusted tax basis in the Total Shares held by such holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such holder upon a subsequent disposition of the shares), with any amount that exceeds such holder’s adjusted tax basis being taxed as a capital gain recognized on a sale or exchange (as discussed below). However, Total does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and holders should therefore assume that any distribution with respect to the Total Shares will constitute ordinary dividend income.

If a holder is eligible for benefits under the Canada-U.S. Tax Treaty, such holder may be able to claim a reduced rate of Canadian withholding tax on any distribution to it. Holders are urged to consult their own tax advisors about their eligibility for reduction of Canadian withholding tax. Holders may claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. Holders should not be allowed a foreign tax credit for withholding tax for any portion of the tax that could have been avoided by claiming benefits under the Canada-U.S. Tax Treaty. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a holder’s particular circumstances. Accordingly, holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The gross amount of distributions paid in Canadian dollars will be included by U.S. Holders in income in a dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars are converted into U.S. dollars on the date of the payment, U.S. Holders should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian Dollars as distributions. If, instead, the Canadian Dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian Dollars will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Total Shares

Subject to the possible application of the PFIC rules discussed below, U.S. Holders generally will recognize gain or loss upon the taxable sale, exchange or other disposition of Total Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such holder’s adjusted tax basis in the shares. Generally, such gain or loss will be capital gain or loss and will be long term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, a holder has held the Total Shares for more than one year. Long-term capital gains of non-corporate U.S. Holders may be generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of Total Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, U.S. Holders may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Total Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

If U.S. Holders receive any foreign currency on the sale of Total Shares, such holders may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Total Shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. Persons owning shares of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income).

Total believes that it currently is not a PFIC for U.S. federal income tax purposes, and does not expect to become a PFIC in the future. However, the determination of PFIC status for any year is very fact specific, and there can be no assurance in this regard. Accordingly, it is possible that Total may become a PFIC in the current taxable year or in future years. If Total is classified as a PFIC in any year during which a holder holds Total Shares, Total generally will continue to be treated as a PFIC as to such holder in all succeeding years, regardless of whether Total continues to meet the income or asset test discussed above.

If Total were classified as a PFIC for any taxable year during which a holder holds Total Shares, such holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the Total Shares or upon the receipt of certain distributions treated as “excess distributions,” unless the holder elects to be taxed currently (as discussed below) on its pro rata portion of the Total’s income, regardless of whether such income was actually distributed. An excess distribution generally would be any distribution to a holder with respect to the Total Shares during a single taxable year that is greater than 125% of the average annual distributions received by such holder with respect to the Total Shares during the three preceding taxable years or, if shorter, during such holder’s holding period for the Total Shares. Certain elections may be available to holders to limit the consequences of Total being classified as a PFIC.

Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding Total Shares if Total is considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to proceeds received by a U.S. Holder from the sale, exchange or other disposition of Total Shares and dividends paid to a U.S. Holder in respect of the Total Shares. A U.S. Holder may be subject to information reporting and backup withholding at the rate of 28% with respect to such proceeds, unless such U.S. Holder (i) is an exempt recipient and, when required, establishes this exemption or (ii) in the case of backup withholding, provides the U.S. Holder’s correct TIN, certifies that the U.S. Holder is not currently subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder can satisfy these requirements by completing and submitting Form W-9, which can be found on the IRS website at www.irs.gov. A U.S. Holder that does not provide the U.S. Holder’s correct TIN may be subject to penalties imposed by the IRS.

If a Non-U.S. Holder holds the Total Shares through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not apply. Information reporting, and possibly backup withholding, may apply if the Total Shares are held by a Non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the Non-U.S. Holder fails to provide appropriate information. To prevent backup withholding, Non-U.S. Holders should (i) submit a properly completed IRS Form W-8BEN (or other applicable Form W-8) certifying under penalties of perjury to the holder’s foreign status or (ii) otherwise establish an exemption. IRS Form W-8BEN may be obtained from the IRS website at www.irs.gov.

Backup withholding is not an additional tax; any amount so withheld may be credited against the U.S. Holder’s U.S. federal income tax liability. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained from the IRS, provided that the required information is timely furnished to the IRS.

Other Tax Consequences

State or local taxation may apply to Total and its shareholders in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Amalgamation may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective shareholders are urged to consult their own tax advisors regarding the effect of state and local tax laws on participation in the Amalgamation.

OTHER TAX CONSIDERATIONS

This Information Circular does not address any tax considerations of the Amalgamation other than Canadian and U.S. federal income tax considerations to Savanna Shareholders. Savanna Shareholders who are resident in jurisdictions other than Canada or the U.S. should consult their tax advisors with respect to the relevant tax implications of the Amalgamation, including any associated filing requirements, in such jurisdictions. All Savanna Shareholders should also consult their own tax advisors regarding relevant provincial, territorial or state tax considerations of the Amalgamation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of insiders or any associate or affiliate of such insiders or nominees of Savanna since January 1, 2016, or in any proposed transaction, which has affected or would materially affect Savanna or any of its Subsidiaries.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, Savanna is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or anyone who has held office as such since the beginning of Savanna’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Savanna Meeting.

RISK FACTORS

Ownership of Total Shares is subject to certain risks. Savanna Shareholders should consider carefully the risk factors to which Total and its securityholders are subject, which are described under “Risk Factors” in the Total AIF, which is incorporated by reference herein. Savanna Shareholders should review and carefully consider all of the information disclosed in this Information Circular prior to voting their Savanna Shares at the Savanna Meeting. The following are risks related specifically to the Amalgamation.

•	the Amalgamation Agreement may be terminated in certain circumstances;

•	the market price for the Total Shares may decline;

•	if the Amalgamation is not completed, Savanna’s future businesses and operations could be harmed and Savanna may not be able to service its debt obligations;

•	the Total Shares issuable pursuant to the Amalgamation may have a market value that is different than expected;

•	the Amalgamation may not be completed due to the failure to satisfy any conditions set out in the Amalgamation Agreement, including certain conditions, which are not in the control of Savanna or Total;

•	forward-looking information contained in this Information Circular (including the documents incorporated by reference herein) may prove inaccurate;

•	Savanna has not verified the reliability of the information regarding Total included in, or which may have been omitted from, this Information Circular;

•	failure to realize anticipated benefits of other acquisitions or dispositions;

•	general economic conditions in Canada and the United States and elsewhere; and

•	industry conditions, including commodity price volatilities and other factors that may affect the marketability of oil, natural gas and natural gas liquids.

In addition, whether or not the Amalgamation is completed, Savanna will continue to face many of the risks that it currently faces with respect to its business and affairs. For a description of these risk factors see “Risk Factors” in the Savanna AIF, which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

INFORMATION CONCERNING SAVANNA

Savanna is a Calgary, Alberta-based company engaged in the energy services, including drilling, well servicing and oilfield rentals in the United States, Australia and Canada. See Appendix D – Information Concerning Savanna.

INFORMATION CONCERNING TOTAL

Total is a Calgary, Alberta-based energy services corporation involved in contract drilling services, rentals and transportation services and the fabrication, sale, rental and servicing of natural gas compression and process equipment. Total operates in Canada, the United States and Australia and sells compression and process equipment to other markets around the world. See Appendix E – Information Concerning Total.

INFORMATION CONCERNING SUBCO

Subco is a private company, incorporated under the provisions of the ABCA for the sole purpose of completing the Amalgamation with Savanna. All of the issued and outstanding Subco Shares are held by Total.

INFORMATION CONCERNING AMALCO

Amalco is the company that will be formed upon the completion of the Amalgamation on the Effective Date. All of the issued and outstanding securities of Amalco will be held by Total.

Subco and Savanna have agreed to combine their respective businesses, assets and operations through the implementation of the Amalgamation. Following completion of the Amalgamation, Savanna will be a wholly-owned subsidiary of Total, and Total will continue its business as an Alberta based energy services corporation involved in contract drilling services, rentals and transportation services and the fabrication, sale, rental and servicing of natural gas compression and process equipment. See Appendix D – Information Concerning Savanna, Appendix E – Information Concerning Total, and Appendix F – Unaudited Pro Forma Financial Statements of Total for further information.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Savanna to be used at the Savanna Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax, email or other electronic or oral communication by directors, officers, employees or agents of Savanna who will be specifically remunerated therefor. All costs of the solicitation will be borne by Savanna.

Savanna has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Savanna Shareholders and to solicit proxies in favour of the matters to be considered at the Savanna Meeting. Savanna may however do so, and if it does, the costs in respect of such services would be paid by Savanna.

Appointment of Proxies

Savanna Shareholders are entitled to consider and vote upon the Amalgamation Resolution at the Savanna Meeting. Accompanying this Information Circular, in the case of registered holders of Savanna Shares, is a form of proxy.

The Persons named in the enclosed form of proxy are directors and/or officers of Savanna. A Savanna Shareholder desiring to appoint a Person (who need not be a Savanna Shareholder) to represent such Savanna Shareholder at the Savanna Meeting other than the Persons designated in the accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy: (i) by mail to Computershare Trust Company of Canada, Proxy Department 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; or (ii) by hand delivery to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1; or (iii) by internet at www.investorvote.com at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment or postponement thereof. You will require your control number found on your proxy in order to vote by internet. A form of proxy must be received by Computershare Trust Company of Canada at least 48 hours (excluding Saturdays and holidays) prior to the time set for the Meeting or any adjournment or postponement thereof. Failure to so deposit a form of proxy shall result in its invalidation.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered Savanna Shareholder may revoke a proxy by instrument in writing executed by the Savanna Shareholder or such Savanna Shareholder’s attorney authorized in writing, or, if the Savanna Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of Savanna at any time up to and including the last Business Day preceding the day of the Savanna Meeting or any adjournment or postponement thereof, or with the Chairman of the Savanna Meeting on the day of the Savanna Meeting or any adjournment or postponement thereof. The registered office of Savanna is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1.

Only the registered holder of Savanna Shares has the right to revoke a proxy in the manner described above. If you are a Beneficial Shareholder and wish to change your vote, you must arrange for your broker or other intermediary in whose name your Savanna Shares are registered to revoke the voting instructions given on your behalf in accordance with the instructions provided by such broker or other intermediary. It should be noted that the revocation of voting instructions by a Beneficial Shareholder can take several days or even longer to complete and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the voting instruction form accompanying this Information Circular. See “Beneficial Shareholders” below for additional information on the voting procedures applicable to Beneficial Shareholders.

Beneficial Shareholders

The information set forth in this section is of significant importance to many Savanna Shareholders, as a substantial number of Savanna Shareholders do not hold Savanna Shares in their own name. Savanna Shareholders who do not hold their Savanna Shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Savanna Shareholders, whose names appear on the records of Savanna as registered holders of Savanna Shares, can be recognized and acted upon at the Savanna Meeting. If Savanna Shares are listed in an account statement provided to a Savanna Shareholder by a broker, then, in almost all cases, those Savanna Shares will not be registered in the Savanna Shareholder’s name on the records of Savanna. Such Savanna Shares will more likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such Savanna Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as a nominee for many Canadian brokerage firms). Savanna Shares held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting securities for their clients. Savanna does not know for whose benefit the securities registered in the names of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Savanna Meeting for purposes of voting their securities in person or by way of proxy.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Savanna Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions that should be carefully followed by Beneficial Shareholders in order to ensure that their Savanna Shares are voted at the Savanna Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to that provided to registered Savanna Shareholders. However, its purpose is limited to instructing the registered Savanna Shareholder on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are asked to complete and return the voting instruction form to Broadridge by mail or facsimile or to follow specified telephone or internet voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Savanna Meeting. If a Beneficial Shareholder receives a voting instruction form from Broadridge, it cannot be used as a proxy to vote shares directly at the Savanna Meeting as the voting instruction forms must be returned to Broadridge or the telephone or internet procedures completed well in advance of the Savanna Meeting in order to have the shares voted.

The form of Broadridge voting instruction form contains more detailed instructions regarding the process for voting through the Broadridge internet and telephone system. We encourage Beneficial Shareholders to review such instructions carefully and vote in accordance with such instructions or contact broker, dealer bank, trust company or other nominee promptly to provide instructions to vote on their behalf and thereby ensure their vote is recorded through the internet and telephone system.

If you are a Beneficial Shareholder and wish to vote in person at the Savanna Meeting, please contact your broker or agent well in advance of the Savanna Meeting to determine how you can do so.

Savanna is not using “notice-and-access” to send its proxy-related materials to Savanna Shareholders, and paper copies of such materials will be sent to all Savanna Shareholders, including Beneficial Shareholders. Savanna will be delivering proxy-related materials to non-objecting Beneficial Shareholders with the assistance of Broadridge and the non-objecting Beneficial Shareholder’s intermediary and intends to pay for the costs of an intermediary to deliver proxy related materials to objecting Beneficial Shareholders.

Signature of Proxy

The form of proxy must be executed by the Savanna Shareholder or his attorney authorized in writing, or if the Savanna Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Savanna).

Voting of Proxies

The Persons named in the accompanying forms of proxy will vote the Savanna Shares in respect of which they are appointed in accordance with the direction of the Savanna Shareholder appointing them. In the absence of such direction, such Savanna Shares will be voted FOR the approval of the Amalgamation Resolution.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Savanna Meeting. At the date of this Information Circular, management of Savanna knows of no amendments, variations or other matters to come before the Savanna Meeting other than the matters referred to in the Notice of Meeting.

Procedure and Votes Required

Only Savanna Shareholders of record as at the May 19, 2017 are entitled to receive notice of the Savanna Meeting. Savanna Shareholders of record will be entitled to vote those Savanna Shares included in the applicable list of Savanna Shareholders prepared as at the Record Date. If a Savanna Shareholder transfers Savanna Shares after the Record Date and the transferee of those Savanna Shares, having produced properly endorsed certificates evidencing such Savanna Shares or having otherwise established that the transferee owns such Savanna Shares, demands, at least 10 days before the Savanna Meeting, that the transferee’s name be included in the list of Savanna Shareholders entitled to vote at the Savanna Meeting, such transferee shall be entitled to vote such Savanna Shares at the Savanna Meeting.

Pursuant to Savanna’s by-laws:

(a)	Savanna Shareholders will be entitled to one vote in respect of the Amalgamation Resolution for each Savanna Share held;

(b)	the Chairman of the Savanna Meeting will be any officer or director of Savanna. The only Persons entitled to attend and speak at the Savanna Meeting will be the Savanna Shareholders or their authorized representatives, Savanna’s directors and officers, and its auditors, Savanna’s legal counsel, representatives and legal counsel of other Parties to the Amalgamation and such other Persons permitted to attend by the Chairman of the Savanna Meeting;

(c)	the number of votes required to pass the Amalgamation Resolution will be not less than 66 2⁄3% of the votes cast by Savanna Shareholders, either in person or by proxy, at the Savanna Meeting;

(d)	the quorum at the Savanna Meeting will be at least two or more persons, present or represented by proxy as long as the holder or holders or more than five percent of the shares entitled to vote at the meeting are present in person or represented by proxy; and

(e)	in all other respects, the Savanna Meeting will be conducted in accordance with the articles and by-laws of Savanna and the ABCA.

APPENDIX A

AMALGAMATION RESOLUTION

“BE IT RESOLVED, as a special resolution of Savanna Shareholders that:

1.	the amalgamation (the “Amalgamation”) under Sections 181, 182 and 183 of the Business Corporations Act (Alberta) substantially as set forth in the amalgamation agreement dated May 19, 2017 between Savanna Energy Services Corp. (“Savanna”), Total Energy Services Inc. (“Total”) and 2043324 Alberta Ltd. (“Subco”), (the “Amalgamation Agreement”) is hereby approved and authorized;

2.	the Amalgamation Agreement is hereby confirmed, ratified and approved;

3.	notwithstanding that this resolution has been duly passed by the shareholders of Savanna, the board of directors may amend the Amalgamation Agreement or decide not to proceed with the Amalgamation or revoke this resolution at any time prior to the issuance of the certificate giving effect to the Amalgamation without further approval of the shareholders of Savanna; and

4.	any one director or officer of Savanna for and on behalf of Savanna be and is hereby authorized to execute and deliver Articles of Amalgamation and all other documents and instruments and take all such other actions as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents and instruments and the taking of any such actions.”

APPENDIX B

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

between

TOTAL ENERGY SERVICES INC.

- and -

2043224 ALBERTA LTD.

- and -

SAVANNA ENERGY SERVICES CORP.

May 19, 2017

ARTICLE 9 GENERAL		26

9.1	Binding Effect	26
9.2	Assignment	26
9.3	Disclosure	26
9.4	Costs	26
9.5	Severability	27
9.6	Further Assurances	27
9.7	Time of Essence	27
9.8	Specific Performance	27
9.9	Third Party Beneficiaries	27
9.10	Privacy	28
9.11	Governing Law	30
9.12	Counterparts	30

SCHEDULES

A-	Articles of Amalgamation	A-1
B -	Terms and Conditions of the Amalco Shares	B-1
C -	Terms and Conditions of the Total Redeemable Preferred Shares	C-1

- ii -

AMALGAMATION AGREEMENT

THIS AGREEMENT is made as of the 19th day of May, 2017:

BETWEEN:

TOTAL ENERGY SERVICES INC., a body corporate existing under the laws of Alberta (“Total”)

- and -

2043224 ALBERTA LTD., a body corporate existing under the laws of Alberta (“Subco”)

- and -

SAVANNA ENERGY SERVICES CORP., a body corporate existing under the laws of Alberta (“Savanna”)

WHEREAS the Parties (as defined herein) intend to carry out an amalgamation of Subco, a wholly-owned subsidiary of Total, and Savanna under Section 181 of the Business Corporations Act (Alberta), on the terms and subject to the satisfaction or waiver of the conditions set out in this Agreement (as defined herein);

AND WHEREAS Amalco (as defined herein) will become a wholly-owned subsidiary of Total;

AND WHEREAS as of the date hereof, Total owns approximately 86% of the outstanding Savanna Shares (as defined herein);

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the proposed Amalgamation (as defined herein);

NOW THEREFORE this Agreement witnesseth that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as set out below.

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following words and terms have the indicated meanings:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9 as amended, including the regulations promulgated thereunder;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this amalgamation agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Amalco” means the continuing corporation resulting from the Amalgamation;

“Amalco Shares” means the common shares in the capital of Amalco, having the rights, privileges, restrictions and conditions set out in Schedule B hereto;

“Amalgamating Corporations” means Subco and Savanna;

“Amalgamation” means the amalgamation of Savanna and Subco under the provisions of Section 181 of the ABCA, on the terms set out herein;

“Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation, substantially in the form set out in Schedule A hereto, required under subsection 185(1) of the ABCA to be filed with the Registrar to give effect to the Amalgamation;

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

“Canadian Securities Authorities” means the Alberta Securities Commission and other applicable securities commissions and securities regulatory authorities of the provinces and territories of Canada;

“Canadian Securities Laws” means the Securities Act (Alberta) and other applicable corporate and securities laws in force in Canada, including the rules, regulations, notices, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

“Certificate” means the certificate of amalgamation to be issued by the Registrar, pursuant to subsection 185(4) of the ABCA, in respect of the Amalgamation;

“Depositary” means the trust company appointed by Savanna and Total for the purpose of receiving the deposit of certificates formerly representing Savanna Shares and for the payment for Savanna Shares by Total pursuant to the Amalgamation;

“Dissenting Shareholder” means a registered Savanna Shareholder that validly exercises Dissent Rights in relation to the Amalgamation;

“Dissent Rights” means the rights of dissent that will apply in relation to the Amalgamation as provided for in Section 191 of the ABCA;

“Effective Date” means the date shown on the Certificate;

“Encumbrances” means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing), whether arising by Laws, contract or otherwise, against title to any of such property or assets, or any part thereof or interest therein or capable of becoming any of the foregoing;

“Excluded Savanna Shares” means the Savanna Shares beneficially owned or over which control or direction is exercised by Total other than the Savanna Shares acquired by Total under the Total Offer or any other Savanna Shares that are required to be excluded from voting on the Savanna Amalgamation Resolution pursuant to Canadian Securities Laws;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the above; (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (d) any government-controlled corporation or similar entity; or (e) any stock exchange;

“Information Circular” means the notice of the Savanna Meeting to be sent to Savanna Shareholders, and the information circular and proxy statement to be prepared in connection with the Savanna Meeting, together with all appendices, schedules and exhibits thereto, and any amendments thereto or supplements thereof;

“ITA” means the Income Tax Act (Canada), and the regulations thereunder from time to time, as amended;

“Law(s)” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to a Person, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be sent to Savanna Shareholders (other than Total) pursuant to which Savanna Shareholders may deliver certificate(s) representing Savanna Shares to the Depositary;

“Material Adverse Change” or “Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances:

(a)	is or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise), of Total and its Subsidiaries, taken as a whole, or Savanna and its Subsidiaries, taken as a whole, as the case may be, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with:

(i)	any change affecting the oilfield services industry as a whole;

(ii)	any changes in currency exchange, interest or inflation rates or commodity, securities or general economic, financial, or credit market conditions in Canada, the United States, Australia or elsewhere;

(iii)	any changes in the market price of crude oil, natural gas or related hydrocarbons;

(iv)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism);

(v)	any change in applicable Law;

(vi)	any change in Canadian generally accepted accounting principles;

(vii)	any natural disaster;

(viii)	any matters or actions required, permitted, restricted or contemplated by this Agreement or consented to or approved in writing by the other Parties, or, in all such cases, occurring as a direct result thereof;

(ix)	the failure of Savanna or Total, as the case may be, to meet any internal or published projections, forecasts or estimates, of revenues, earnings, cash flows, utilization rates or other matters (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred);

(x)	the announcement or performance of this Agreement or consummation of the Amalgamation;

(xi)	any change in the market price or trading volume of any securities of Total or Savanna, as the case may be, (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred); or

(xii)	in respect of Savanna, any matter that has been expressly disclosed by Savanna in writing to the other Party, and in respect of Total, any matter that has been expressly disclosed by Total in writing to the other Party;

provided, however, that with respect to clauses (i) through to and including (v) and (vii); such matter does not have a materially disproportionate effect on Total and its Subsidiaries, taken as a whole, or Savanna and its Subsidiaries, taken as a whole, as the case may be, relative to other comparable companies and entities operating in the industries in which Total and/or its Subsidiaries or Savanna and/or its Subsidiaries, as the case may be, operate. Provided further, for greater certainty, that any change, event, occurrence, effect or circumstance arising from Total or Savanna carrying on its business in the ordinary course shall not be construed to be excluded, pursuant to clauses (viii) or (x) above, from the definition of “Material Adverse Change” or “Material Adverse Effect” by reason of Total or Savanna, as applicable, being obligated to carry on its business in the Ordinary Course; or

(b)	prevents or materially impairs or could reasonably be expected to prevent or materially impair the ability of Total or Savanna, as the case may be, to consummate the Amalgamation by the Outside Date, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Change” or a “Material Adverse Effect” has occurred;

“Misrepresentation” has the meaning ascribed thereto under the Securities Act (Alberta);

“Non-exempt Shareholders” means (1) any Person resident in the State of New York or (2) any Person resident in the State of Utah who is not an “exempt institutional investor” under the laws of the State of Utah;

“Ordinary Course” means, with respect to an action taken by Total or Savanna, as the case may be, that such action is consistent with the past practices of Total or Savanna, as the case may be, and is taken in the ordinary course of the normal day-to-day operations of the business of Total or Savanna, as the case may be;

“Parties” means, collectively, the parties to this Agreement, and “Party” shall be construed to mean Savanna or both Total and Subco;

“Permitted Encumbrances” means (a) with respect to Savanna, Encumbrances specifically disclosed to Total by Savanna and with respect to Total, Encumbrances specifically disclosed to Savanna by Total; (b) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, wires and similar rights in real property or any interest therein, provided the same are registered on title and not of such nature as to materially adversely affect the use of the property subject thereto; (c) the regulations and any rights reserved to or vested in any Governmental Entity to levy taxes or to control or regulate any Party’s or any of its Subsidiaries’ interests in any manner; (d) undetermined or inchoate liens incurred or created in the ordinary course of business as security for a Party’s or any of its Subsidiaries’ share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Date; (e) undetermined or inchoate mechanics’ liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Date; (f) liens granted in the ordinary course of business to a Governmental Entity respecting operations pertaining to petroleum and natural gas rights; (g) liens for taxes, assessments and governmental charges that are not due and payable or delinquent; and (h) any encumbrances under a Party’s or any of its Subsidiaries’ existing credit facilities or other borrowing arrangements disclosed to the other Party;

“Person” includes any individual, partnership, association, body corporate, company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including any Governmental Entity), syndicate or other entity, whether or not having legal status;

“Redeemable Preferred Share Redemption Amount” means $0.20 in cash per Total Redeemable Preferred Share, payable on redemption of the Total Redeemable Preferred Shares to be issued by Total to Savanna Shareholders (other than Dissenting Shareholders and Total) in connection with the Amalgamation, as more fully described in this Agreement;

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

“Representatives” means officers, directors, employees, legal and financial advisors, representatives and agents of Savanna, Total or Subco, as the context requires;

“Restricted States” means New York and Utah;

“Savanna” means Savanna Energy Services Corp.;

“Savanna Amalgamation Resolution” means the special resolution to approve the Amalgamation and to approve and ratify the Amalgamation Agreement to be presented to Savanna Shareholders for approval at the Savanna Meeting;

“Savanna Board” means the board of directors of Savanna;

“Savanna Filings” means all documents publicly filed by Savanna under the profile of Savanna on the System for Electronic Document Analysis Retrieval (SEDAR) since January 1, 2016;

“Savanna Financial Statements” means the audited consolidated financial statements of Savanna for the years ended December 31, 2016 and 2015, together with the notes thereto and the report of the auditors thereon and the (unaudited) interim financial statements of Savanna for the three months ended March 31, 2017 and 2016, together with the notes thereto;

“Savanna Information” means the information to be included in the Information Circular regarding Savanna, including its business, operations and affairs and the matters to be considered at the Savanna Meeting;

“Savanna Meeting” means the special meeting of Savanna Shareholders (including any adjournment or postponement thereof permitted under this Agreement) that is to be convened to consider, and, if deemed advisable, to approve the Savanna Amalgamation Resolution;

“Savanna Options” means the 1,685,483 outstanding stock options, whether or not vested, to acquire Savanna Shares;

“Savanna Shareholders” means the holders of Savanna Shares;

“Savanna Shares” means the common shares in the capital of Savanna;

“Savanna Warrants” means 7,000,000 common share purchase warrants of Savanna issued to Alberta Investment Management Corporation in connection with the entering into of the second senior secured lien credit agreement dated December 13, 2016 among Savanna, Her Majesty the Queen in Right of Alberta, by its agent Alberta Investment Management Corporation, as agent for the lenders thereof, each such warrant entitling the holder to acquire one Savanna Share, at an exercise price of $2.50, subject to adjustment in certain events, and expiring December 13, 2018;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authority” means, collectively, the Canadian Securities Authorities and the SEC;

“Securities Laws” means, collectively, the Canadian Securities Laws, the U.S. Securities Laws and the rules of the TSX;

“Subco” means 2043224 Alberta Ltd., a wholly-owned subsidiary of Total;

“Subco Board” means the board of directors of Subco;

“Subco Shares” means the common shares in the capital of Subco;

“Subsidiary” has the meaning ascribed thereto in the ABCA (and shall include any partnerships directly or indirectly owned by Total or Savanna, as the case may be, unless the context otherwise requires);

“Total” means Total Energy Services Inc.;

“Total Board” means the board of directors of Total;

“Total Filings” means all documents publicly filed by Total under the profile of Total on the System for Electronic Document Analysis Retrieval (SEDAR) since January 1, 2016;

“Total Financial Statements” means the audited consolidated financial statements of Total for the years ended December 31, 2016 and 2015, together with the notes thereto and the report of the auditors thereon and the (unaudited) interim financial statements of Total for the three months ended March 31, 2017 and 2016, together with the notes thereto;

“Total Information” means the information provided by Total to Savanna for inclusion in the Information Circular regarding Total and Subco, including their respective businesses, operations and affairs;

“Total Offer” means the offer by Total as described in the Total Offer and Bid Circular which expired April 27, 2017 for all the Savanna Shares in consideration for 0.1300 of a Total Share and $0.20 in cash for each Savanna Share;

“Total Offer and Bid Circular” means Total’s offer to purchase and associated take-over bid circular dated December 9, 2016, as amended, varied and supplemented by the notice of change and variation dated March 1, 2017, the notice of variation dated March 13, 2017, the notice of extension dated March 27, 2017 and the notice of extension dated April 10, 2017;

“Total Options” means the 2,560,000 outstanding stock options, whether or not vested, to acquire Total Shares;

“Total Redeemable Preferred Shares” means the Series A redeemable, retractable preferred shares in the capital of Total, having the rights, privileges, restrictions and conditions set out in Schedule C;

“Total Shareholders” means the holders of Total Shares;

“Total Shares” means the common shares in the capital of Total;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections and the inclusion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day that is a Business Day in such place.

1.5	Entire Agreement

This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.

1.6	Currency

All sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.7	Disclosure in Writing

Any reference in this Agreement to disclosure in writing shall, in the case of Total, include disclosure to Total or its Representatives, and shall, in the case of Savanna, include disclosure to Savanna or its Representatives. For certainty, disclosure in writing shall include disclosure in any disclosure letters delivered concurrent with the execution hereof.

1.8	Knowledge

Any reference in this Agreement to the knowledge of a Party shall mean, unless otherwise specified, the best of the knowledge, information and belief of such Party’s officers after reviewing all relevant records and making all reasonable inquiries, including of their respective direct reports, such knowledge consisting of actual knowledge and not any constructive, implied or imported knowledge.

1.9	Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

Schedule A	-	Articles of Amalgamation

Schedule B	-	Terms and Conditions of the Amalco Shares

Schedule C	-	Terms and Conditions of the Total Redeemable Preferred Shares

ARTICLE 2

THE AMALGAMATION AND THE SAVANNA MEETING

2.1	Agreement to Amalgamate

Total, Subco and Savanna agree that the Amalgamating Corporations shall amalgamate pursuant to Section 181 of the ABCA as of the Effective Date and continue as one corporation on the terms and subject to the satisfaction or waiver of the conditions set out in this Agreement, including the following:

(a)	Name. The name of Amalco shall be “Savanna Energy Services Corp.”.

(b)	Registered Office. The registered office of Amalco shall be located at Suite 4550, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

(c)	Authorized Capital. Amalco shall be authorized to issue an unlimited number of Amalco Shares and an unlimited number of preferred shares, which shall have the rights, privileges, restrictions and conditions set out in the Articles of Amalgamation.

(d)	Restrictions on Share Transfers. No shares of Amalco may be transferred except in compliance with the restrictions set out in the Articles of Amalgamation.

(e)	Number of Directors. The minimum number of directors of Amalco shall be one and the maximum number of directors of Amalco shall be seven.

(f)	Initial Directors. The number of first directors of Amalco shall be four. The first directors of Amalco shall be the individuals whose names and addresses are set out below:

Name	Address
Daniel K. Halyk	Suite 2500, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4
Yuliya Gorbach Cameron Danyluk Brad Macson	Suite 2500, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4 Suite 2500, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4 Suite 2500, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

(g)	Restrictions on Business. There shall be no restrictions on the business that Amalco may carry on.

(h)	Amalgamation. On the Effective Date:

(i)	subject to subsection 2.1(h)(v), each issued and outstanding Savanna Share (other than Savanna Shares held by Total and any Dissenting Shareholders) shall be converted into 0.1300 of a Total Share and one Total Redeemable Preferred Share;

(ii)	each issued and outstanding Savanna Share held by Total shall be converted into one Amalco Share;

(iii)	each issued and outstanding Savanna Share held by a Dissenting Shareholder will be cancelled and the Dissenting Shareholder will be entitled to be paid the fair value of such Savanna Share by Amalco in accordance with the ABCA;

(iv)	each issued and outstanding Subco Share shall be converted into one Amalco Share;

(v)	no fractional Total Shares will be issued in connection with the Amalgamation. If a Savanna Shareholder would otherwise be entitled to a fractional Total Share hereunder, the number of Total Shares issued to such Savanna Shareholder shall be rounded up to the next greater whole number of Total Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Total Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Savanna Shares registered in the name of or beneficially held by a Savanna Shareholder or his/her/its nominee shall be aggregated; and

(i)	Redemption. Each Total Redeemable Preferred Share will be redeemed by Total for the Redeemable Preferred Share Amount immediately following the issuance of the Certificate.

(j)	Stated Capital. Subject to reduction to effect payments made to Dissenting Shareholders as hereinafter set out and Section 28(4) of the ABCA:

(i)	upon completion of the Amalgamation:

(A)	there shall be added to the stated capital account in respect of the Total Redeemable Preferred Shares an amount equal to $0.20 per share;

(B)	there shall be added to the stated capital account in respect of the Total Shares the amount obtained when $0.20 is multiplied by the number of Savanna Shares held by Savanna Shareholders (other than Total) and is deducted from the paid-up capital (as defined in the ITA) of the Savanna Shares held by Savanna Shareholders (other than Total); and

(C)	there shall be added to the stated capital account in respect of the Amalco Shares an amount equal to the aggregate of the paid-up capital of the Savanna Shares held by Total immediately prior to the Amalgamation plus the paid-up capital of the Subco Shares.

(k)	By-Laws. The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Subco.

(l)	Auditors. The Auditors of Amalco shall be KPMG LLP, Chartered Professional Accountants.

(m)

Share Certificates. Subject to Section 2.2, upon the presentation and surrender by a Savanna Shareholder to the Depositary of the certificate or certificates representing Savanna Shares held by such Savanna Shareholder together with a duly completed Letter of Transmittal, the Depositary shall promptly prepare and deliver to such Savanna Shareholder a certificate representing the number of Total Shares and a cheque representing the aggregate Redeemable Preferred Share Redemption Amount to which the Savanna Shareholder is entitled as a result of the Amalgamation and the subsequent redemption of the Total Redeemable Preferred Shares. No certificates shall be issued in respect of the Total Redeemable Preferred Shares issued pursuant to the Amalgamation and such shares shall be evidenced by the certificates representing Savanna Shares (for greater certainty, other than certificates representing Savanna Shares held by Dissenting Shareholders and Total). On the Effective Date, share certificates evidencing Savanna Shares and Subco Shares shall cease to represent any claim upon or interest in Savanna or Subco, as the case may be, other than the right of the holder to receive certificates representing Total Shares, Amalco Shares and cash, as applicable, as provided for herein.

(n)	Dissenting Shareholders. Savanna Shares held by a Dissenting Shareholder shall not be exchanged for Total Shares and Total Redeemable Preferred Shares pursuant to the Amalgamation. However, if a Dissenting Shareholder fails to perfect or effectively withdraws such Dissenting Shareholder’s claim under Section 191 of the ABCA or forfeits such Dissenting Shareholder’s right to make a claim under Section 191 of the ABCA or if his rights as a Savanna Shareholder are otherwise reinstated, such Savanna Shareholder’s Savanna Shares shall thereupon be deemed to have been exchanged for Total Shares and Total Redeemable Preferred Shares as of the Effective Date in accordance with the Amalgamation and cancelled in accordance with Section 2.1(h)(i).

(o)	Effect of Amalgamation. On the Effective Date:

(i)	the property (except amounts receivable from any Amalgamation Corporation or shares of any Amalgamation Corporation) of each Amalgamating Corporation will continue to be the property of Amalco;

(ii)	Amalco will continue to be liable for the obligations (except amounts payable to any Amalgamation Corporation) of each Amalgamating Corporation;

(iii)	any existing cause of action, claim or liability to prosecution pending by or against either of the Amalgamating Corporations will be unaffected;

(iv)	any civil, criminal or administrative action or proceeding pending by or against either of the Amalgamating Corporations may be continued to be prosecuted by or against Amalco;

(v)	any conviction against, or ruling, order or judgment in favour or against, either of the Amalgamating Corporations may be enforced by or against Amalco; and

(vi)	the Articles of Amalgamation of Amalco shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation of Amalco.

2.2	U.S. Securities Laws

Notwithstanding Section 2.1(h), no offer to sell or solicitation of an offer to buy Total Shares or Total Redeemable Preferred Shares is made in the Restricted States to Non-exempt Shareholders. Savanna Shareholders that reside in a Restricted State and who are Non-exempt Shareholders, are prohibited from receiving Total Shares or Total Redeemable Preferred Shares for his/her/its Savanna Shares, due to applicable securities laws. The Depositary or its nominee will, as agent for the Non-exempt Shareholders, sell, cause to be sold (through a broker in Canada and on the TSX) or, in the case of Total Redeemable Preferred Shares, redeem for cash, those Total Shares or Total Redeemable Preferred Shares that a Non-exempt Shareholder would otherwise be entitled. After completion of such sales, the Depositary will distribute the aggregate net proceeds of sale, after expenses, commissions and applicable withholding taxes, pro rata, among the Non-exempt Shareholders. Any sales or redemption of Total Shares or Total Redeemable Preferred Shares, respectively, described above will be completed as soon as practicable on or after the Effective Date and will be done in a manner intended to maximize consideration to be received from the sale of Total Shares and to minimize any adverse impact of the sale on the market for the Total Shares.

2.3	Information Circular and Meeting

At such times as agreed to by Total and Savanna, acting reasonably, and in compliance with applicable Laws:

(a)	Total shall prepare the Total Information for inclusion in the Information Circular and ensure that the Total Information is true and complete in all material respects as of the date of the Information Circular and does not contain any Misrepresentation;

(b)	Savanna shall:

(i)	prepare the Information Circular, in consultation with Total, and cause such circular and the Letters of Transmittal to be mailed to the Savanna Shareholders (other than Total) in all jurisdictions in accordance with applicable Laws;

(ii)	convene the Savanna Meeting no later than June 20, 2017 or such other date as Total and Savanna may agree in writing;

(iii)	ensure that the Information Circular includes the Savanna Information and the determinations of the Savanna Board pursuant to Section 2.7; and

(iv)	ensure that the Savanna Information is true and complete in all material respects as of the date of the Information Circular and does not contain any Misrepresentation; and

(c)	Total and Savanna shall cooperate in the preparation, filing and mailing of the Information Circular. Each of Total and Savanna shall provide the other and their respective Representatives with a reasonable opportunity to review and comment on the Information Circular and any other relevant documentation and shall incorporate all reasonable comments made by Total and Savanna and their respective counsel and the Information Circular shall be reasonably satisfactory to each of Total and Savanna before it is filed or distributed to the Savanna Shareholders.

2.4	Effective Date

The Amalgamation shall become effective on the Effective Date.

2.5	Indemnities and Directors’ and Officers’ Insurance

(a)	Total agrees that Amalco and its successors shall not take any action to terminate or materially adversely affect, and will fulfill its obligations pursuant to, indemnities provided or available to or in favour of past and present officers and directors of Savanna, pursuant to the provisions of the articles, by-laws or other constating documents of Savanna, applicable corporate legislation and any written indemnity agreements which have been entered into between Savanna and its current officers and directors effective on or prior to the date hereof.

(b)	Prior to the Effective Date, Savanna shall maintain directors’ and officers’ liability insurance for the current officers and directors of Savanna, covering claims made prior to or within 6 years after the Effective Date which has a scope and coverage substantially similar in scope and coverage to that provided pursuant to its current directors’ and officers’ insurance policy and Total agrees to not take or permit any action to be taken to terminate or adversely affect such directors’ and officers’ insurance.

2.6	Savanna Options and Savanna Warrants

(a)	Savanna has disclosed to Total on or prior to the date hereof, the particulars of the Savanna Options and Savanna Warrants, including: (i) the names of each holder of Savanna Options and Savanna Warrants and the number of Savanna Options and Savanna Warrants held by them; (ii) the date of grant; (iii) the date of expiry; (iv) the exercise price of each Savanna Option or Savanna Warrant; and (iv) the number of Savanna Shares issuable on exercise of each Savanna Option and Savanna Warrant, which information is true and correct.

(b)	Savanna agrees that the treatment of the Savanna Options and Savanna Warrants will be determined by the Total Board and Savanna Board, acting reasonably, prior to the Effective Date. The Parties acknowledge that Savanna Warrants that have not, immediately prior to the Effective Date, been exercised in accordance with their terms by making payment to Savanna of the exercise price therefor, shall without any payment, be deemed to have been adjusted in accordance with Subsection 5(2)(d) of the warrant certificate evidencing the Savanna Warrants, being warrant certificate 2016-01. Total shall provide or enter into such written instruments, or provide a new certificate, as may be necessary by the terms of the Savanna Warrants to give effect to the foregoing.

2.7	Savanna Approval

Savanna represents and warrants to Total that the Savanna Board has approved the Amalgamation and the entering into of the Amalgamation Agreement and determined that it will recommend that the Savanna Shareholders vote in favour of the Savanna Amalgamation Resolution.

2.8	Resignations and Releases

Savanna shall use its reasonable commercial efforts to arrange for the resignation of the directors of Savanna not listed in Section 2.1(f), as directors of Savanna, effective as of the Effective Date, and to use its reasonable commercial efforts to obtain mutual releases in a form acceptable to Total, acting reasonably, from each of the directors of Savanna not listed in Section 2.1(f), as directors of Savanna, effective as of the Effective Date.

2.9	Withholdings

(a)	Each of the Parties shall be entitled to deduct and withhold from any consideration otherwise payable to Savanna Shareholders or holder of Savanna Options or Savanna Warrants, as applicable, such amounts as the applicable Party is required to deduct and withhold from such consideration in accordance with applicable tax laws. Any such amounts will be deducted and withheld from such consideration payable pursuant to the Amalgamation or any agreement governing the exercise or other disposition of the Savanna Options or Savanna Warrants in accordance with this Agreement and shall be treated for all purposes as having been paid to the Savanna Shareholder or holder of Savanna Options or Savanna Warrants, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

(b)	Each of the Parties or the Depositary, as trustee, shall be authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such Party shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale to such holder.

2.10	Filing of Articles of Amalgamation

Upon the satisfaction or waiver of the conditions set out herein and provided that this Agreement is not otherwise terminated in accordance with its terms, the Articles of Amalgamation and such other documents as may be required under the ABCA to give effect to the Amalgamation shall be filed with the Registrar prior to the Outside Date.

2.11	Total Guarantee

Total hereby unconditionally and irrevocably guarantees in favour of Savanna, the due and punctual performance by Subco of each and every covenant and obligation of Subco set out in this Agreement or any agreements entered into by Subco in connection with or ancillary to the Amalgamation. Total agrees that Savanna will not have to proceed first against Subco before exercising its rights under this guarantee against Total.

ARTICLE 3

COVENANTS

3.1	Covenants of Total and Subco

Total hereby agrees that, from the date hereof until the Effective Date or termination of this Agreement in accordance with its terms, except with the prior written consent of Savanna (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)	Total’s business shall be conducted in all material respects in the Ordinary Course and Total shall consult with Savanna in respect of the ongoing business and affairs of Total and keep Savanna apprised of all material developments relating thereto;

(b)	neither Total nor Subco shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(c)	Total shall promptly notify Savanna in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Total threatened, financial or otherwise) in its or Subco’s business, operations, affairs, assets, liabilities (contingent or otherwise), financial condition, capitalization, results of operations, properties, licenses, prospects or cash flows, whether contractual or otherwise, or of any change in any representation or warranty provided by Total or Subco in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Total shall in good faith discuss with Savanna any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Total threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Savanna pursuant to this provision;

(d)	each of Total and Subco shall use its reasonable commercial efforts to obtain the consent of third parties, to the extent required, to the Amalgamation and provide evidence of the same to Savanna on or prior to the Effective Date;

(e)	each of Total and Subco shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set out in Sections 5.1 and 5.2 as soon as reasonably practicable to the extent that the satisfaction of the same is within the control of Total;

(f)	Total and Subco will assist Savanna in the preparation of the Information Circular and provide to Savanna, in a timely and expeditious manner, all information as Savanna may reasonably request with respect to Total and Subco for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with Applicable Securities Laws on the date of issue thereof and to enable Savanna to meet the standard referred to in subsection 3.2(l) with respect to Total, Subco, Amalco, the Amalgamation and the transactions to be considered at the Savanna Meeting;

(g)	Total shall indemnify and save harmless Savanna and the directors, officers and agents of Savanna from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Savanna, or any director, officer or agent thereof, may be subject or which Savanna, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any Misrepresentation or alleged Misrepresentation in the Total Information or in any material filed by Total or Subco in relation to the Amalgamation in compliance or intended compliance with any applicable Laws;

(ii)	any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any Misrepresentation or any alleged Misrepresentation in the Total Information or in any material filed by or on behalf of Total or Subco, in relation to the Amalgamation, in compliance or intended compliance with applicable Securities Laws, which prevents or restricts the trading in the Total Shares; or

(iii)	Total or Subco not complying with any requirement of applicable Laws in connection with the Amalgamation; except that Total shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based solely on or relating to the Savanna Information included in the Information Circular;

(h)	Total agrees to be bound by the terms and conditions of any Savanna Options and Savanna Warrants outstanding following the Effective Date, and will take all necessary actions to enter into supplemental agreements with respect to Savanna Options and Savanna Warrants, to the extent necessary to honour the terms and conditions thereof;

(i)	each of Total and Subco will make all necessary filings and applications under applicable Laws required to be made on the part of Total or Subco in connection with the Amalgamation and shall take all reasonable action necessary to be in compliance with such applicable Laws;

(j)	Total will use all reasonable commercial efforts to file a registration statement to qualify the distribution of Total Shares and Total Redeemable Preferred Shares to Savanna Shareholders resident in the United States prior to the Effective Date;

(k)	Total will use all reasonable commercial efforts to maintain the listing of the Total Shares on the TSX;

(l)	Total shall vote all Savanna Shares held by it as of the date of the Savanna Meeting in favour of the Savanna Amalgamation Resolution at the Savanna Meeting;

(m)	Total shall use all reasonable commercial efforts to continue to: (i) be a “reporting issuer” (or the equivalent thereof) in the provinces of Canada in which it is a “reporting issuer” (or the equivalent thereof) on the date hereof; (ii) remain in compliance with applicable Canadian Securities Laws in all material respects;

(n)	Total will cause to be taken all necessary corporate action to permit the issuance of the Total Shares and Total Redeemable Preferred Shares to Savanna Shareholders (other than Total and any Dissenting Shareholder) in connection with the Amalgamation and deposit sufficient funds to pay the aggregate Redeemable Preferred Share Redemption Amount with the Depositary on or prior to the Effective Date;

(o)	Total shall, on the Effective Date, provide to the Depositary an irrevocable direction authorizing and directing the Depositary, subject to the receipt of Letters of Transmittal from the applicable Savanna Shareholders (other than Total and Dissenting Shareholders), to issue certificates representing the Total Shares and to issue in book-based position the Total Redeemable Preferred Shares issuable under the Amalgamation to such holders in accordance with the terms of the Amalgamation;

(p)	Total shall, on the Effective Date, provide to the Depositary an irrevocable direction authorizing and directing the Depositary, subject to the receipt of the Letters of Transmittal from Savanna Shareholders (other than Total and Dissenting Shareholders), to cancel the Total Redeemable Preferred Shares held in a book-based position and deliver the aggregate Redeemable Preferred Share Redemption Amount issuable under the Amalgamation to holders of Savanna Shares in accordance with the terms of the Amalgamation; and

(q)	each of Total and Subco shall use commercially reasonable efforts to take all necessary actions to give effect to the Amalgamation.

3.2	Covenants of Savanna

Savanna hereby agrees that, from the date hereof until the Effective Date or termination of this Agreement in accordance with its terms, except with the prior written consent of Total (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)	Savanna’s business shall be conducted, in all material respects, only in the Ordinary Course, and Savanna shall consult with Total in respect of the ongoing business and affairs of Savanna and keep Total apprised of all material developments relating thereto;

(b)	Savanna shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(c)	Savanna shall promptly notify Total in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Savanna threatened, financial or otherwise) in its business, operations, affairs, assets, liabilities (contingent or otherwise), financial condition, capitalization, results of operations, properties, licenses, prospects or cash flows, whether contractual or otherwise, or of any change in any representation or warranty provided by Savanna in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Savanna shall in good faith discuss with Total any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Savanna, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Total pursuant to this provision;

(d)	Savanna shall use its reasonable commercial efforts to obtain the consent of third parties, to the extent required, to the Amalgamation and provide evidence of the same to Total on or prior to the Effective Date;

(e)	subject to Section 2.8, the directors of Savanna not listed in Section 2.1(f) shall have provided their resignations together with mutual releases, effective on the Effective Date, each in form and substance and on such terms as are satisfactory to Total, acting reasonably;

(f)	Savanna shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set out in Sections 5.1 and 5.3 as soon as reasonably practicable to the extent that the satisfaction of the same is within the control of Savanna;

(g)	Savanna shall allow Total’s Representatives to attend the Savanna Meeting;

(h)	Savanna will ensure that the Information Circular provides Savanna Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matter before them, and will set out the Total Information in the Information Circular in the form approved by Total;

(i)	Savanna shall indemnify and save harmless Total and the directors, officers and agents of Total from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Total, or any director, officer or agent thereof, may be subject or which Total, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any Misrepresentation or alleged Misrepresentation in the Savanna Information or in any material filed by Savanna in relation to the Amalgamation in compliance or intended compliance with any applicable Laws;

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any Misrepresentation or any alleged Misrepresentation in the Savanna Information or in any material filed by or on behalf of Savanna, in relation to the Amalgamation, in compliance or intended compliance with applicable securities laws, which prevents or restricts the trading in the Savanna Shares; or

(iii)	Savanna not complying with any requirement of applicable Laws in connection with the Amalgamation;

except that Savanna shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based solely on or relating to the Total Information included in the Information Circular;

(j)	except for proxies and other non-substantive communications with shareholders, Savanna will furnish promptly to Total or Total’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Savanna in connection with: (i) the Amalgamation; (ii) the Savanna Meeting; (iii) any filings under applicable Laws; and (iv) any dealings with Securities Authorities in connection with the Amalgamation;

(k)	Savanna shall conduct the Savanna Meeting in accordance with applicable Laws, the by-laws of Savanna and any instrument governing the Savanna Meeting, as applicable;

(l)	Savanna will make all necessary filings and applications under applicable Laws required to be made on the part of Savanna in connection with the Amalgamation and shall take all reasonable action necessary to be in compliance with such applicable Laws;

(m)	Savanna shall promptly advise Total of the number of Savanna Shares for which Savanna receives notices of dissent or written objections in relation to the Amalgamation and provide Total with copies of such notices and written objections; and

(n)	Savanna shall use commercially reasonably efforts to take all necessary actions to give effect to the Amalgamation.

3.3	Mutual Covenants

From the date hereof until the Effective Date, each of the Parties will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions to the Amalgamation hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable Laws to complete the Amalgamation, including using reasonable commercial efforts:

(a)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other material contracts;

(b)	to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to complete the Amalgamation;

(c)	to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Amalgamation, and each of Total and Savanna will use its reasonable commercial efforts to cooperate with each other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as among officers of Total and Savanna; and

(d)	to reasonably cooperate with each other and their respective tax advisors in structuring the Amalgamation in a tax effective manner, and assist the other Party and their tax advisor in making such investigations and inquiries with respect to such Party in that regard as the other Party and its tax advisor shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing or increasing the consideration to be received under the Amalgamation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Savanna

Savanna represents and warrants to and in favour of Total as follows and acknowledges that Total is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Organization and Qualification. Each of Savanna and its Subsidiaries has been duly incorporated, amalgamated or created, as the case may be, and is validly subsisting under the Laws of its jurisdiction of formation and has the requisite power and capacity to own its assets and properties as now owned and to carry on its business as now conducted. Each of Savanna and its Subsidiaries is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Savanna.

(b)

Authority Relative to this Agreement. Savanna has the requisite corporate power and capacity to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Savanna of the Amalgamation have been duly authorized by the Savanna Board and, subject to the requisite approval of the Savanna Shareholders, no other proceedings on the part of Savanna are necessary to authorize this Agreement or the Amalgamation, other than the approval of the Information Circular by the

Savanna Board and matters ancillary thereto and approval by the Savanna Shareholders of the Savanna Amalgamation Resolution. This Agreement has been duly executed and delivered by Savanna and constitutes a legal, valid and binding obligation of Savanna enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries, Joint Ventures and Partnerships. Savanna has no Subsidiaries, joint ventures or partnerships, other than those disclosed by Savanna to Total. Savanna owns, directly or indirectly, all of the outstanding voting and equity securities of each of its Subsidiaries and Savanna’s and its Subsidiaries’ ownership interest in each of its joint ventures and partnerships has been disclosed by Savanna to Total. All of the outstanding shares and all other ownership interests in the Subsidiaries, joint ventures or partnerships of Savanna are duly authorized, validly issued and fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Savanna, are owned by Savanna free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such Subsidiary, joint venture or partnership. There are no rights of first refusal or similar rights restricting the transfer of Savanna Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements.

(d)	Reporting Issuer Status and Public Record. Savanna is a “reporting issuer” in each of the provinces of Canada and is in material compliance with all applicable Canadian Securities Laws therein and the Savanna Shares are listed and posted for trading on the TSX. Savanna is not in default of any material requirement of applicable Canadian Securities Laws in such jurisdictions or any rules or regulations of, or agreement with, the TSX. No delisting, suspension of trading in or cease trade order with respect to Savanna Shares is pending or, to the knowledge of Savanna, threatened or is expected to be implemented or undertaken (other than following the Amalgamation) and to its knowledge and except as otherwise disclosed to the other Parties, Savanna is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The documents and information comprising Savanna Filings did not at the respective times they were filed with the relevant Securities Authorities, contain any Misrepresentation, unless such document or information was subsequently corrected or superseded in Savanna Filings prior to the date hereof. Savanna has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Savanna with the Securities Authorities since becoming a “reporting issuer” under Canadian Securities Laws. Savanna has not filed any confidential material change report that, at the date hereof, remains confidential.

(e)

Capitalization. As of the date hereof, the authorized capital of Savanna consists of an unlimited number of Savanna Shares, an unlimited number of first preferred shares, issuable in series and an unlimited number of second preferred shares, issuable in series. As of the date hereof, there are issued and outstanding 118,351,951 Savanna Shares and no other shares are issued and outstanding. As of the date hereof, there are 1,685,483 Savanna Shares issuable upon the exercise of outstanding Savanna Options, and 7,000,000 Savanna Shares issuable pursuant to Savanna Warrants. Except as set out above, there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Savanna of any securities of Savanna (including Savanna Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Savanna (including Savanna Shares). All outstanding Savanna Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Savanna Shares issuable upon the exercise of Savanna Options and Savanna Warrants in accordance with the terms of such securities will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Savanna Shares and Savanna Warrants, there are no securities of Savanna outstanding which have the right to vote generally (or, except for Savanna Options are exercisable or convertible into or exchangeable for securities having the right to vote generally) with Savanna Shareholders on any matter. Upon completion of the Amalgamation, all Savanna Options and Savanna Warrants to the extent not cancelled or exercised in advance of the Amalgamation, shall be exchangeable or convertible into Total Shares in accordance with the terms of such Savanna Options and Savanna Warrants.

(f)	Absence of Certain Changes or Events. Except for the Amalgamation or any action taken in accordance with this Agreement, since March 31, 2017:

(i)	Savanna and each of its Subsidiaries has conducted its business only in the Ordinary Course, other than as disclosed in Savanna Filings;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Savanna has been incurred other than in the Ordinary Course or as disclosed in Savanna Filings;

(iii)	there has been no Material Adverse Change in respect of Savanna other than as disclosed in Savanna Filings; and

(iv)	Savanna has not, and to the knowledge of Savanna, no director, officer, employee or auditor of any of Savanna’s Subsidiaries, has received or otherwise had or obtained knowledge of any fraud, material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of any member of Savanna or any of its Subsidiaries or its internal accounting controls.

4.2	Representations and Warranties of Total

Total represents and warrants to and in favour of Savanna as follows and acknowledges that Savanna is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Organization and Qualification. Each of Total and Subco has been duly incorporated, amalgamated or created, as the case may be, and is validly subsisting under the Laws of its jurisdiction of formation and has the requisite power and capacity to own its assets and properties as now owned and to carry on its business as now conducted. Each of Total and Subco is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Total.

(b)	Authority Relative to this Agreement. Each of Total and Subco has the requisite corporate power and capacity to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by each of Total and Subco of the Amalgamation have been duly authorized by the Total Board and the board of directors of Subco, respectively, and no other proceedings on the part of Total or Subco are necessary to authorize this Agreement or the Amalgamation. This Agreement has been duly executed and delivered by Total and Subco and constitutes a legal, valid and binding obligation of Total and Subco enforceable against each of them, respectively, in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries, Joint Ventures and Partnerships. Total has no Subsidiaries, joint ventures or partnerships, other than those disclosed by Total to Savanna. Total owns, directly or indirectly, all of the outstanding voting and equity securities of each of its Subsidiaries (other than Savanna) and Total’s and its Subsidiaries’ ownership interest in each of its joint ventures and partnerships has been disclosed by Total to Savanna. All of the outstanding shares and all other ownership interests in the Subsidiaries, joint ventures or partnerships of Total are duly authorized, validly issued and fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Total, are owned by Total free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such Subsidiary, joint venture or partnership. There are no rights of first refusal or similar rights restricting the transfer of Total Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements.

(d)	Reporting Issuer Status and Public Record. Total is a “reporting issuer” in each of the provinces of Canada except Nova Scotia and is in material compliance with all applicable Canadian Securities Laws therein and Total Shares are listed and posted for trading on the TSX. Total is not in default of any material requirements of applicable Canadian Securities Laws in such jurisdictions or any rules or regulations of, or agreement with, the TSX. No delisting, suspension of trading in or cease trading order with respect to Total Shares is pending or, to the knowledge of Total, threatened or is expected to be implemented or undertaken and to its knowledge Total is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The documents and information comprising Total Filings did not at the respective times they were filed with the relevant Securities Authorities, contain any Misrepresentation, unless such document or information was subsequently corrected or superseded in Total Filings prior to the date hereof. Total has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Total with the Securities Authorities since becoming a “reporting issuer” under Canadian Securities Laws. Total has not filed any confidential material change report that, at the date hereof, remains confidential.

(e)	Capitalization of Total. As of the date hereof, the authorized capital of Total consists of an unlimited number of Total Shares and an unlimited number of preferred shares, issuable in series, including an unlimited number of Total Redeemable Preferred Shares. As of the date hereof, there are issued and outstanding 43,890,460 Total Shares and no other shares are issued and outstanding. As of the date hereof, there are 2,560,000 Total Shares issuable upon the exercise of outstanding Total Options. Except as set out above and otherwise provided for in this Agreement, there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Total of any securities of Total (including Total Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Total (including Total Shares). All outstanding Total Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Total Shares issuable upon the exercise of Total Options in accordance with the terms of such securities will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than Total Shares, there are no securities of Total outstanding which have the right to vote generally (or, except for Total Options, are exercisable or convertible into or exchangeable for securities having the right to vote generally) with Total Shareholders on any matter.

(f)	Capitalization of Subco. As of the date hereof, the authorized capital of Subco consists of an unlimited number of Subco Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there are issued and outstanding 100 Subco Shares and no other shares are issued and outstanding. There are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Subco of any securities of Subco (including Subco Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Subco (including Subco Shares). All outstanding Subco Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(g)	Absence of Certain Changes or Events. Except for the Amalgamation or any action taken in accordance with this Agreement, since March 31, 2017:

(i)	Total and each of its Subsidiaries has conducted its business only in the Ordinary Course other than as disclosed in Total Filings;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Total has been incurred other than in the Ordinary Course or as disclosed in Total Filings;

(iii)	there has been no Material Adverse Change in respect of Total; and

(iv)	Total has not, and to the knowledge of Total, no director, officer, employee or auditor of any of Total’s Subsidiaries, has received or otherwise had or obtained knowledge of any fraud, material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of any member of Total or any of its Subsidiaries or its internal accounting controls.

(h)	Total Board Approval. The Total Board has approved the Amalgamation and this Agreement.

(i)	Subco Board Approval. The Subco Board has unanimously approved the Amalgamation and this Agreement.

(j)	Subco Shareholder Approval. Total, as the sole shareholder of Subco, has approved the Amalgamation and this Agreement.

(k)	TSX Approval. Total has obtained all necessary approvals from the TSX to issue the Total Shares to Savanna Shareholders (other than to itself and Dissenting Shareholders) pursuant to the terms of this Agreement.

(l)	Competition Act Approval. Total has obtained the necessary approval under the Competition Act (Canada) in respect of the acquisition of all of the issued and outstanding Savanna Shares.

ARTICLE 5

CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties hereto to consummate the Amalgamation, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of the Parties without prejudice to their right to rely on any other of such conditions:

(a)	the Savanna Amalgamation Resolution shall have been passed by not less than 66 2/3% of the votes cast by Savanna Shareholders present in person or represented by proxy at the Savanna Meeting and excluding votes cast in respect of Excluded Savanna Shares at the Savanna Meeting;

(b)	the Articles of Amalgamation to be filed with the Registrar in accordance with the Amalgamation shall be in form and substance satisfactory to each of Total and Savanna, acting reasonably;

(c)	there shall be no action taken under any existing applicable Law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Amalgamation; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the Amalgamation; and

(d)	all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Amalgamation shall have been obtained on terms and conditions satisfactory to Total and Savanna, each acting reasonably, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period.

The conditions set out in this Section 5.1 are for the mutual benefit of the Parties and may be asserted by Total (on behalf of itself and on behalf of Subco) or Savanna regardless of the circumstances and may be waived by Total (on behalf of itself and on behalf of Subco) or Savanna in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Parties may have.

5.2	Conditions to Obligations of Savanna

The obligation of Savanna to consummate the Amalgamation, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	each of the material covenants, acts and undertakings of Total and Subco to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Total;

(b)	Total shall have furnished Savanna with a certified copy of the resolutions duly passed by the Total Board approving this Agreement and the Amalgamation;

(c)	Subco shall have furnished Savanna with:

(i)	a certified copy of the resolutions duly passed by the board of directors of Subco approving this Agreement and the Amalgamation; and

(ii)	a certified copy of the resolution of the sole shareholder of Subco approving the Amalgamation;

(d)	the representations and warranties of Total and Subco contained in Section 4.2, shall be true as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak of an earlier date or except as affected by transactions contemplated or permitted by this Agreement) and Total and Subco shall have complied with its covenants in this Agreement, except where the failure or failures of such representations and warranties to be so true and correct or the failure to perform such covenants would not, or would not reasonably be expected to have a Material Adverse Effect on Total, or to materially impede or reasonably be expected to materially impede the completion of the Amalgamation, and Savanna shall have received a certificate to that effect dated the Effective Date from an executive officer of each of Total and Subco acting solely on behalf of Total or Subco, as applicable, and not in their personal capacity, to the best of their information and belief having made reasonable inquiry, and Savanna will have no knowledge to the contrary; and

(e)	there shall not have occurred any Material Adverse Change in respect of Total or Subco.

The conditions described in this Section 5.2 are for the exclusive benefit of Savanna and may be asserted by Savanna regardless of the circumstances or may be waived by Savanna in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Savanna may have.

5.3	Conditions to Obligations of Total and Subco

The obligations of Total and Subco to consummate the Amalgamation, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	each of the material covenants, acts and undertakings of Savanna to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Savanna;

(b)	Savanna shall have furnished Total with:

(i)	a certified copy of the resolutions duly passed by the Savanna Board approving this Agreement and the Amalgamation and directing the submission of the Savanna Amalgamation Resolution for approval at the Savanna Meeting and recommending that Savanna Shareholders vote in favour of the Savanna Amalgamation Resolution; and

(ii)	a certified copy of the Savanna Amalgamation Resolution, duly passed at the Savanna Meeting;

(c)	the representations and warranties of Savanna contained in Section 4.1 shall be true as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak of an earlier date or except as affected by transactions contemplated or permitted by this Agreement) and Savanna shall have complied with its covenants in this Agreement, except where the failure or failures of such representations and warranties to be so true and correct or the failure to perform such covenants would not, or would not reasonably be expected to have a Material Adverse Effect on Savanna or to materially impede or reasonably be expected to materially impede the completion of the Amalgamation, and Total shall have received a certificate to that effect dated the Effective Date from an executive officer of Savanna acting solely on behalf of Savanna and not in their personal capacity, to the best of their information and belief having made reasonable inquiry, and Total will have no knowledge to the contrary;

(d)	the Savanna Board shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in Section 2.7 in a manner materially adverse to Total or the completion of the Amalgamation;

(e)	there shall not have occurred any Material Adverse Change in respect of Savanna since March 31, 2017; and

(f)	immediately prior to the Effective Date, Total shall be satisfied there shall be not more than 118,351,951 Savanna Shares outstanding (plus any additional Savanna Shares that may be issued pursuant to the exercise of Savanna Options or Savanna Warrants prior to the Effective Date) and Total shall be satisfied that upon completion of the Amalgamation no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued securities of Savanna.

The conditions described in this Section 5.3 are for the exclusive benefit of Total and Subco and may be asserted by Total (on behalf of itself and on behalf of Subco) regardless of the circumstances or may be waived by Total (on behalf of itself and on behalf of Subco) in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Total and Subco may have.

5.4	Notice and Effect of Failure to Comply with Conditions

Each of the Parties will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	constitute a breach of any of its representations or warranties contained herein or which would cause such representations and warranties to be untrue or incorrect on the Effective Date; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Date.

If any of the conditions set out in Sections 5.1, 5.2 or 5.3 hereof shall not be satisfied, complied with, or waived by the Party for whose benefit such conditions are provided, on or before the date required for the performance thereof, then a Party for whose benefit the condition is provided may rescind and terminate this Agreement as provided in Section 8.1; provided that neither Savanna, Total nor Subco may rescind and terminate this Agreement pursuant to the conditions contained in Sections 5.1, 5.2 or 5.3 or exercise any termination right arising therefrom if the Party intending to rely thereon had knowledge at the date of this Agreement of any breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering a notice pursuant to this Section 5.4 is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be and unless forthwith, and in any event prior to the filing of the Articles of Amalgamation, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, inaccuracies of representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or the availability of a termination right, as the case may be.

If any such notice is delivered, provided that a Party is proceeding diligently to cure any such matter capable of cure, no Party may terminate this Agreement until the expiration of a period of five (5) Business Days from the date of receipt of such notice (provided that no such cure period shall extend beyond the Outside Date). If such notice has been delivered prior to the date of the Savanna Meeting, Savanna may elect to postpone the Savanna Meeting until the expiry of such period.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of Total and Savanna, Articles of Amalgamation are filed under the ABCA and the Certificate has been issued by the Registrar.

ARTICLE 6

NOTICES

6.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy or email and in the case of:

(a)	Total and Subco, addressed to:

Suite 2550, 300 – 5th Avenue S.W.

Calgary, Alberta T2P 3C4

Attention: Daniel K. Halyk

Telecopier: (403) 234-8731

Email: dhalyk@totalenergy.ca

with a copy to:

Bennett Jones LLP

4500, 855 – 2nd Street S.W.

Calgary, Alberta T2P 4K7

Attention: Nicholas P. Fader

Telecopier: (403) 265-7219

Email: fadern@bennettjones.com

(b)	Savanna, addressed to:

Suite 800, 311 – 6th Avenue S.W.

Calgary, Alberta T2P 3H2

Attention: Rick Torriero, Vice President, Finance

Telephone: (403) 267-6749

Email: rtorriero@savannaenergy.com

with a copy to:

Burnet, Duckworth & Palmer LLP

Suite 2400, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention: Alyson F. Goldman

Telecopier: (403) 260-0332

Email: agoldman@bdplaw.com

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing.

The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 7

AMENDMENT

7.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Savanna Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties, subject to applicable Laws.

Any Party may:

(a)	change the time for performance of any of the obligations or acts of the other Party with consent of the other Party;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the other Party; and

(d)	waive compliance with or modify any conditions precedent herein contained,

provided however that any such extension or waiver shall be valid only if set out in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument.

ARTICLE 8

TERMINATION

8.1	Termination

(a)	This Agreement may be terminated, prior to the filing of the Articles of Amalgamation, by mutual written consent of the Parties without further action on the part of the shareholders of Savanna or Subco.

(b)	Notwithstanding any other rights contained herein, Total may terminate this Agreement upon written notice to Savanna as provided in Section 5.4, provided that Total and Subco are not then in breach of this Agreement so as to cause any of the conditions set out in Sections 5.1, 5.2 or 5.3 hereof not to be satisfied.

(c)	Notwithstanding any other rights contained herein, Savanna may terminate this Agreement upon written notice to Total as provided in Section 5.4, provided that Savanna is not then in breach of this Agreement so as to cause any of the conditions set out in Sections 5.1, 5.2 or 5.3 hereof not to be satisfied.

ARTICLE 9

GENERAL

9.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

9.2	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

9.3	Disclosure

The Parties require the prior consent (such consent not to be unreasonably withheld) of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any news release or other written statement with respect to this Agreement or the Amalgamation. Notwithstanding the foregoing, if any Party is required by law, administrative regulation or stock exchange rules to make any disclosure relating to this Agreement or Amalgamation, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

9.4	Costs

Except as contemplated herein, each Party hereto covenants and agrees to bear its own costs and expenses in connection with this Agreement and the Amalgamation.

9.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

9.6	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as the other Party may reasonably request in order to fully perform and carry out the terms and intent hereof.

9.7	Time of Essence

Time shall be of the essence of this Agreement.

9.8	Specific Performance

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.9	Third Party Beneficiaries

The provisions of subsections 2.5(a) and (b), Section 3.1(g) and Section 3.2(h) are: (a) intended for the benefit of all present and former directors and officers of Savanna and Total, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and each of Savanna and Total, as the case may be, shall hold the rights and benefits of subsections 2.5(a) and (b), Section 3.1(g) and Section 3.2(h) in trust for and on behalf of the Third Party Beneficiaries and each of Savanna and Total hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (b) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

Except as provided in this Section 9.9, this Agreement shall not: (i) confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns; (ii) constitute or create an employment agreement with any employee, create any right to employment or continued employment or service, or to a particular term or condition of employment; or (iii) other than as may be provided for herein, be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement.

9.10	Privacy

(a)	For the purposes of this Section 9.10 the following definitions shall apply:

(i)	“applicable law” means, in relation to any person, transaction or event, all applicable provisions of applicable Laws by which such person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)	“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)	“authorized authority” means, in relation to any person, transaction or event, any federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event; and

(iv)	“Personal Information” means information about an individual transferred to a Party by another Party in accordance with this Agreement and/or as a condition of the Amalgamation.

(b)	The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)	No Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Amalgamation.

(d)	Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Amalgamation, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Amalgamation.

(e)	Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Amalgamation.

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(g)	Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

9.11	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all matters or disputes arising under or in relation to this Agreement.

9.12	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

TOTAL ENERGY SERVICES INC.

Per:	“Daniel Halyk”
Daniel K. Halyk President and Chief Executive Officer

2043224 ALBERTA LTD.

Per:	“Brad Macson”
Brad Macson President

SAVANNA ENERGY SERVICES CORP.

Per:	“Lyle Whitmarsh”
Lyle Whitmarsh Director

SCHEDULE A

ARTICLES OF AMALGAMATION

A-1

BUSINESS CORPORATIONS ACT

Alberta	Articles of Amalgamation

1.	Name of Amalgamated Corporation

SAVANNA ENERGY SERVICES CORP.

2.	The classes of shares, and any maximum number of shares that the corporation is authorized to issue:

The attached Schedule of Share Capital is incorporated into and forms part of this form.

3.	Restrictions on share transfers (if any):

The attached Schedule of Restrictions on Share Transfers is incorporated into and forms part of this form.

4.	Number, or minimum and maximum number of directors:

Not less than one (1) director and not more than seven (7) directors.

5.	If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):

None.

6.	Other provisions (if any):

The attached Schedule of Other Provisions is incorporated into and forms part of this form.

7.	Name of Amalgamating Corporations	Corporate Access Number
	Savanna Energy Services Corp.	2010614721

	2043224 Alberta Ltd.	2020432247

4. DATE , 2017	SIGNATURE	TITLE

A-2

SCHEDULE B

TERMS OF AMALCO SHARES

SCHEDULE OF SHARE CAPITAL

The Corporation is authorized to issue:

(a)	One class of shares, to be designated as “Common Shares”, in an unlimited number; and

(b)	One class of shares, to be designated as “Preferred Shares”, issuable in series, in an unlimited number;

such shares having attached thereto the following rights, privileges, restrictions and conditions:

A.	Common Shares

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i)	the right to one vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(ii)	subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive any dividend declared by the Corporation; and

(iii)	subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive the remaining property and assets of the Corporation upon dissolution.

B.	Preferred Shares

The Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i)	the Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation; and

(ii)	subject to the provisions of the Business Corporations Act (Alberta), the directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares.

SCHEDULE OF RESTRICTIONS ON SHARE TRANSFERS

The right to transfer shares of the Corporation is restricted in that no shareholder shall be entitled to transfer any share or shares in the capital of the Corporation to any person who is not a shareholder of the Corporation unless the transfer has been approved by the board of directors of the Corporation.

SCHEDULE OF OTHER PROVISIONS

1.	The number of direct or indirect beneficial owners of securities of the Corporation will be limited to not more than 50, not including employees and former employees of the Corporation or any of its affiliates, provided that each person is counted as one beneficial owner unless the person is created or used solely to purchase or hold securities of the Corporation, in which case each beneficial owner or each beneficiary of the person, as the case may be, shall be counted as a separate beneficial owner. For purposes of this paragraph, the term “securities” does not include non-convertible debt securities of the Corporation.

2.	Any invitation to the public to subscribe for securities of the Corporation is prohibited.

3.	The Corporation has a lien on the shares of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

4.	The right to transfer securities of the Corporation, other than non-convertible debt securities, is restricted in that no securityholder shall be entitled to transfer any securities of the Corporation to any person who is not a securityholder of the Corporation unless the transfer has been approved by the board of directors of the Corporation.

SCHEDULE C

TERMS AND CONDITIONS OF TOTAL REDEEMABLE PREFERRED SHARES

SERIES A PREFERRED SHARES

Voting

1.	The holders of the Series A Preferred Shares shall not be entitled (except as expressly provided in the Business Corporations Act (Alberta)) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at such meeting.

Dividends

2.	The holders of the Series A Preferred Shares shall not be entitled to receive any dividends thereon.

Redemption

3.	(a) For the purpose of this Section 3 and Section 4 below, the following terms shall be defined as set forth below:

“ABCA” means the Business Corporations Act, R.S.A. c. B-9 as amended including the regulations promulgated thereunder;

“Amalco” means the corporation resulting from the Amalgamation;

“Amalgamation” means the amalgamation of Savanna and 2043224 Alberta Ltd. under section 181 of the ABCA, on the terms and subject to the satisfaction or waiver of the conditions set forth in the Amalgamation Agreement;

“Amalgamation Agreement” means the amalgamation agreement to be entered into by each of the Corporation, Savanna and 2043224 Alberta Ltd. in connection with the Amalgamation, which, among other things, describes the terms of, and conditions to, the Amalgamation;

“Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation required under subsection 185(1) of the ABCA to be filed with the Registrar to give effect to the Amalgamation;

“Business Day” means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta are not generally open for business;

“Certificate” means the certificate of amalgamation to be issued by the Registrar, pursuant to subsection 185(4) of the ABCA, in respect of the Amalgamation;

“Computershare” means Computershare Trust Company of Canada;

“Dissent Rights” means the rights of dissent in relation to the Amalgamation as provided for in Section 191 of the ABCA;

“Dissenting Shareholder” means a registered Savanna Shareholder that validly exercises Dissent Rights;

“Effective Time” means immediately following the issuance of the Certificate by the Registrar;

“Letter of Transmittal” means the letter of transmittal to be sent to Savanna Shareholders (other than the Corporation) pursuant to which Savanna Shareholders may deliver certificate(s) representing Savanna Shares in connection with the Amalgamation;

“Redemption Consideration” means the consideration payable upon redemption of the Series A Preferred Shares, being $0.20 in cash per Series A Preferred Share;

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

“Savanna” means Savanna Energy Services Corp., a body corporate formed under the ABCA;

“Savanna Amalgamation Resolution” means the special resolution of the Savanna Shareholders to approve the Amalgamation and to confirm, ratify and approve the Amalgamation Agreement, which is to be presented to Savanna Shareholders at the Savanna Meeting;

“Savanna Meeting” means the special meeting of Savanna Shareholders (including any adjournment or postponement thereof) that is to be convened to consider and, if deemed advisable, to approve the Savanna Amalgamation Resolution;

“Savanna Shares” means the common shares in the capital of Savanna issued and outstanding immediately prior to the Amalgamation; and

“Savanna Shareholder” means a holder of Savanna Shares immediately prior to the Amalgamation.

(b)	Subject to the requirements of the ABCA, the Corporation shall, immediately following Effective Time (the “Time of Redemption”), redeem all of the Series A Preferred Shares in accordance with this Section 3. Except as hereinafter provided, no notice of redemption or other act or formality on the part of the Corporation shall be required to call the Series A Preferred Shares for redemption.

(c)	At the Time of Redemption, all Series A Preferred Shares held by Savanna Shareholders shall be redeemed and each such Savanna Shareholder shall receive the Redemption Consideration payable in respect of Series A Preferred Shares issued to him/her/it in connection with the Amalgamation without any further action on the part of the holder.

(d)	On or prior to the Time of Redemption, the Corporation shall deliver or cause to be delivered to Computershare, at its principal office in the City of Calgary, by cash, cheque or wire transfer, the aggregate Redemption Consideration. Delivery of the aggregate Redemption Consideration in such a manner shall be a full and complete discharge of the Corporation’s obligation to deliver the Redemption Consideration to the holders of Series A Preferred Shares.

(e)	From and after the Time of Redemption and subject to the receipt of the aggregate Redemption Consideration in the manner contemplated by paragraph (d) above: (i) Computershare shall pay and deliver or cause to be paid and delivered to, or to the order of, each former holder of Series A Preferred Shares, by way of cash or cheque, promptly following presentation and surrender by such holder at the principal office of Computershare in the City of Calgary or the City of Toronto, of a duly completed Letter of Transmittal, the Redemption Consideration (after deduction for any applicable withholding taxes required by law) payable and deliverable to such holder; and (ii) the holder of the Series A Preferred Shares shall not be entitled to exercise any of the rights of a shareholder in respect thereof and shall be entitled only to receive the Redemption Consideration (after deduction for any applicable withholding taxes required by law) therefor, provided that if payment of the Redemption Consideration to Computershare for the Series A Preferred Shares is not duly made by or on behalf of the Corporation in accordance with paragraph (d) above, then the rights of such holder in respect of the applicable Series A Preferred Shares shall remain unaffected.

C-2

(f)	From the Time of Redemption, the Series A Preferred Shares in respect of which deposit of the Redemption Consideration is made to Computershare shall be deemed to be redeemed and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Consideration to the holders of Series A Preferred Shares, and the rights of the holders of such shares shall be limited to receiving Redemption Consideration (after deduction for any applicable withholding taxes required by law) payable to them on presentation and surrender of the certificates for the Series A Preferred Shares and associated Letter of Transmittal as specified above. Subject to the requirements of law with respect to unclaimed property, if applicable, if the Redemption Consideration (after deduction for any applicable withholding taxes required by law) has not been fully paid to holders Series A Preferred Shares in accordance with the provisions hereof on or before the last Business Day prior to the third anniversary of the date on which the Time of Redemption occurs, the Redemption Consideration shall be forfeited to the Corporation or any successor thereof and holders of Series A Preferred Shares shall cease to have any rights, claims or interests, of any kind, in or to such funds.

(g)	Series A Preferred Shares redeemed in accordance with this Section 3 shall, subject to applicable law, be returned to the authorized but unissued capital of the Corporation.

Liquidation

4.	In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to returns on capital on dissolution attached to all shares of other classes of shares ranking in priority to the Series A Preferred Shares in respect of returns on capital on dissolution (if any), the holders of Series A Preferred Shares shall be entitled to receive and the Corporation shall pay to such holders, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Common Shares or any other class of shares ranking junior to the Series A Preferred Shares as to such entitlement, an amount equal to the Redemption Consideration for each Series A Preferred Share held by them respectively and no more. After payment to the holders of the Series A Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Stated Capital

5.	The Corporation shall add to the stated capital account of each Series A Preferred Share issued by the Corporation an amount equal to $0.20 per Series A Preferred Share.

C-3

APPENDIX C

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

Savanna Shareholders have the right to dissent in respect of the Amalgamation in accordance with Section 191 of the ABCA. Such right to dissent is described in the Information Circular. The full text Section 191 of the ABCA is set forth below.

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under Section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in Section 15.2(1);

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5) to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On:

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX D

INFORMATION CONCERNING SAVANNA

GLOSSARY OF TERMS

Unless the context indicates otherwise, capitalized terms which are used in this Appendix D and not otherwise defined in this Appendix D have the meanings given to such terms under the heading “Glossary of Terms” in this Information Circular.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain statements contained in this Appendix D, and in certain documents incorporated by reference in this Appendix D, constitute forward-looking statements. These statements relate to future events or future performance. See “Information Circular – Forward-Looking Statements” in the Information Circular. Readers should also carefully consider the matters and cautionary statements discussed in Appendix E – Information Concerning Total, under the headings “Information Circular – Forward-looking Statements” and “Risk Factors” in the Information Circular and under the heading “Risk Factors” in this Appendix D and the Savanna AIF, as well as the risk factors set out in the Savanna Annual MD&A (as defined below) and the Savanna Interim MD&A (as defined below).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed by Savanna with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance of Savanna at Suite 800, 311 – 6th Avenue S.W., Calgary, Alberta, T2P 3H2, Telephone: (403) 267-6729. In addition, copies of the documents incorporated by reference may be obtained from the securities commissions or similar authorities in Canada through Savanna’s profile at www.sedar.com.

The following documents of Savanna are specifically incorporated by reference in this Information Circular:

(a)	the Savanna AIF;

(b)	the audited consolidated financial statements of Savanna as at and for the years ended December 31, 2016 and December 31, 2015, together with the notes thereto and the auditors’ report thereon;

(c)	the management’s discussion and analysis of the financial condition and results of operations of Savanna as at and for the years ended December 31, 2016 and 2015 (the “Savanna Annual MD&A”);

(d)	the unaudited consolidated interim financial statements of Savanna as at and for the three months ended March 31, 2017 and 2016, together with the notes thereto;

(e)	the management’s discussion and analysis of the financial condition and results of operations of Savanna as at and for the three months ended March 31, 2017 (the “Savanna Interim MD&A”);

(f)	the management information circular of Savanna dated April 15, 2016, relating to the annual meeting of shareholders dated May 26, 2016;

(g)	the material change report of Savanna dated March 17, 2017.

(h)	the material change report of Savanna dated April 3, 2017;

(i)	the material change report of Savanna dated April 11, 2017; and

(j)	the material change report of Savanna dated May 2, 2017.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual financial statements and the auditors’ report thereon, interim financial statements, management’s discussion and analysis of financial conditions and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, filed by Savanna after the date of this Information Circular and before the Savanna Meeting are deemed to be incorporated by reference in this Information Circular.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Information Circular modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Information Circular.

THE BUSINESS OF SAVANNA

General

Savanna is an oilfield services provider. The Savanna Shares are listed and posted for trading on the TSX. Savanna’s business is focused in the drilling, well services and oilfield equipment rental segments of the oilfield services industry and its operations are based in Canada, the United States and Australia. Savanna constitutes one of Canada’s largest drilling and well servicing contractors and currently has 80 long-reach drilling rigs, 21 shallow drilling rigs and 87 service rigs.

The head office and registered office of Savanna is located at 800, 311 – 6th Avenue S.W., Calgary, Alberta T2P 3H2.

Business

Savanna provides drilling, well servicing and oilfield equipment rentals through its wholly-owned operating subsidiaries and partially owned limited partnerships in Canada, the United States and Australia. Reference herein to “Savanna” includes its operating subsidiaries, as applicable. Savanna’s business is conducted in three main areas.

1.	Contract drilling is conducted through Savanna Drilling Corp. in Canada, Savanna Drilling LLC in the United States and Savanna Energy Services Pty Ltd. (“Savanna Australia”) in Australia.

2.	Well servicing is conducted through Savanna Well Servicing Inc. in Canada, Savanna Well Servicing Corp. in the United States and Savanna Australia in Australia.

3.	Oilfield equipment rentals are conducted through D&D Oilfield Rentals Corp. in Canada and Savanna Australia in Australia.

In addition, Savanna, through its subsidiaries, currently has partnerships with eight Aboriginal communities to provide oilfield services to the oil and natural gas industry in Western Canada.

For further information on Savanna and its business activities, see the Savanna AIF and the other documents incorporated by reference herein.

Recent Developments

On April 5, 2017, following the take-up by Total of 51.6% of the outstanding Savanna Shares pursuant to the Total Offer, the Savanna Board was reconstituted to be composed of Messrs. Allen Brooks, George Chow, Darcy Draudson, Daniel Halyk, Gregory Melchin, Bruce Pachkowski, Stan Smith and Lyle Whitmarsh. The senior management of Savanna was also replaced following the take up by Total of more than 50% of the Savanna Shares under the Total Offer; Daniel Halyk was appointed President and Chief Executive Officer and Cam Danyluk was appointed General Counsel, while Rick Torriero remained with Savanna as Vice President, Finance.

On April 7, 2017, Total announced that it acquired an additional 35,641,916 Savanna Shares pursuant to the Total Offer, that, pursuant to the Total Offer, it owned approximately 81.7% of the outstanding Savanna Shares and that the deadline for tendering under the Total Offer had been extended to April 27, 2017.

On April 27, 2017, Total announced that it had acquired an additional 3,178,051 Savanna Shares pursuant to the Total Offer and that, pursuant to the Total Offer and purchases on the TSX conducted by Total prior to the expiry of the Total Offer, it owned approximately 86% of the outstanding Savanna Shares.

On May 19, 2017, Savanna entered into the Amalgamation Agreement with Total and Subco. See “Amalgamation Agreement” in the Information Circular.

DESCRIPTION OF CAPITAL STRUCTURE

Savanna is authorized to issue an unlimited number of Savanna Shares, an unlimited number of first preferred shares, issuable in series and an unlimited number of second preferred shares, issuable in series. As at May 19, 2016, there were 118,351,951 Savanna Shares and no preferred shares issued and outstanding.

The Savanna Shareholders are entitled to dividends if, as and when declared by the Savanna Board thereon, to one vote per share at any meeting of the Savanna Shareholders and, upon liquidation, to receive all assets of Savanna that are distributable to holders of such shares.

The first preferred shares may be issued from time to time in one or more series, each series consisting of a number of first preferred shares as determined by the Savanna Board who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of first preferred shares. The first preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of Savanna, whether voluntary or involuntary, or any other distribution of the assets of Savanna among the Savanna Shareholders for the purpose of winding up its affairs, rank equally with the first preferred shares of every other series and shall be entitled to preference over the second preferred shares, the Savanna Shares and the shares of any other class ranking junior to the first preferred shares.

The second preferred shares may be issued from time to time in one or more series, each series consisting of a number of second preferred shares as determined by the Savanna Board who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of second preferred shares. The second preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of Savanna, whether voluntary or involuntary, or any other distribution of the assets of Savanna among the Savanna Shareholders for the purpose of winding up its affairs, rank subsequent to the first preferred shares and equally with the second preferred shares of every other series and shall be entitled to preference over the Savanna Shares and the shares of any other class ranking junior to the second preferred shares.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of Savanna since March 31, 2017. See “Consolidated Capitalization” in Appendix E – Information Concerning Total and Appendix F – Pro Forma Financial Statements of Total for further information on Savanna following completion of the Amalgamation.

TRADING PRICE AND VOLUME

The Savanna Shares are listed for trading on the TSX under the trading symbol “SVY”. The following table sets forth the price range and trading volume of the Savanna Shares for the periods indicated, as reported by the TSX.

	Common Shares
	High	Low	Volume
2016
January	1.31	0.97	1,449,707
February	1.28	1.00	984,528
March	1.74	1.22	1,705,097
April	1.77	1.23	1,540,672
May	1.78	1.42	1,325,967
June	1.98	1.40	3,127,177
July	1.69	1.42	893,076
August	1.73	1.41	892,503
September	1.48	1.22	1,013,972
October	1.55	1.27	7,136,338
November	1.64	1.31	4,450,202
December	2.10	1.59	7,580,402

2017
January	2.24	1.95	11,264,865
February	2.13	1.84	3,060,236
March	2.12	1.88	21,620,325
April	2.04	1.86	3,360,646
May (1 – 18)	2.02	1.78	1,125,372

On May 18, 2017, being the last day on which the Savanna Shares traded prior to the date of this Information Circular and the public announcement of the Amalgamation Agreement, the closing price of the Savanna Shares on the TSX was $1.96.

PRIOR SALES

Savanna issued the following Savanna Shares or securities convertible into Savanna Shares in the twelve-month period preceding the date of this Information Circular:

Date of Issuance	Nature of Issuance	Type of Security Issued	Number of Securities Issued	Issue Price per Security
August 12, 2016	Issued pursuant to the Savanna Performance Share Unit Plan	Performance Share Units of Savanna	344,904	$1.57	(1)
December, 2016	Exercise of Savanna Options	Savanna Shares	22,946	$1.74	(2)
December 13, 2016	Private Placement to Alberta Investment Management Corporation	Savanna Shares	13,000,000	$1.45
December 13, 2016	Public Offering	Savanna Shares	14,950,000	$1.45
April, 2017	Surrender of Savanna Options	Savanna Shares	127,762	Various Exercise Prices

Note:

(1)	Represents the grant price of the Savanna performance share units.
(2)	Average exercise price based on the average fair market value of the Savanna Options exercised during the month of December, 2016.

RISK FACTORS

An investment in Savanna Shares is subject to certain risks. Investors should carefully consider the risk factors described under the heading “Risk Factors” in the Savanna AIF and under the heading “Risk Factors” in the Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director or employee of Savanna, or former executive officer, director or employee of Savanna, at any point within thirty days before the date of the Information Circular, had any outstanding indebtedness owing to Savanna or any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Savanna.

No current director or executive officer of Savanna, or any director or executive officer of Savanna during the most recently completed financial year, or any associate of such director or executive officer: (a) is, or at any time during the most recently completed financial year was, indebted to Savanna; or (b) has had indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Savanna.

ADDITIONAL INFORMATION

Additional information regarding Savanna may be found on SEDAR at www.sedar.com. Financial information in respect of Savanna and its affairs is provided in the Savanna Annual Financial Statements, Savanna Interim Financial Statements, Savanna Annual MD&A and Savanna Interim MD&A. Copies of Savanna’s financial statements and related management’s discussion and analysis are available upon request from the Vice President, Finance of Savanna, at 800, 311 – 6th Avenue S.W., Calgary, Alberta, T2P 3H2, Telephone: (403) 267-6729.

APPENDIX E

INFORMATION CONCERNING TOTAL

NOTICE TO READER

The information concerning Total contained in this Information Circular has been provided by Total. Although Savanna has no knowledge that would indicate that any of such information is untrue or incomplete, Savanna does not assume any responsibility for the accuracy or completeness of such information or the failure by Total to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Savanna.

Unless the context indicates otherwise, capitalized terms which are used in this Appendix E and not otherwise defined in this Appendix E have the meanings given to such terms under the heading “Glossary of Terms” in the Information Circular.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain statements contained in this Appendix E and in certain documents incorporated by reference in this Appendix E constitute forward-looking statements within the meaning of Canadian Securities Laws. These forward-looking statements relate to future events or Total’s future performance. See “Information Circular – Forward-Looking Statements” in the Information Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in the Information Circular and this Appendix E.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Information Circular from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from Total at 2550, 300 – 5th Avenue S.W., Calgary, Alberta, T2P 3C4, Telephone: (403) 698-8445, and are electronically available through the SEDAR website at www.sedar.com.

The following documents of Total, filed with the various securities commissions or similar authorities in each of the provinces of Canada where Total is a reporting issuer, are specifically incorporated by reference into and form an integral part of the Information Circular:

(a)	the Total AIF;

(b)	the Total Annual Financial Statements;

(c)	the Total Interim Financial Statements;

(d)	the Total Annual MD&A;

(e)	the Total Interim MD&A;

(f)	the management proxy circular dated April 12, 2016 in respect of the annual meeting of shareholders of Total held on May 19, 2016 (the “2016 AGM Circular”);

(g)	the management proxy circular dated January 11, 2017 in respect of the special meeting of shareholders of Total held on February 15, 2017;

(h)	material change report of Total dated March 31, 2017; and

(i)	material change report of Total dated April 12, 2017.

Any material change reports (excluding confidential material change reports), unaudited interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis, information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Authorities to be incorporated by reference herein) and business acquisition reports filed by Total with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of the Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Information Circular.

SUMMARY DESCRIPTION OF THE BUSINESS OF TOTAL

Total is a leading Canadian energy services company involved in contract drilling services, rentals and transportation services and the fabrication, sale, rental and servicing of natural gas compression and process equipment. Total has operations in Canada, the United States and Australia and sells compression and process equipment to other markets around the world. Total is incorporated under the ABCA.

The head office of Total is located at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4 and the registered office of Total is located at 4500, 855-2nd Street S.W., Calgary, Alberta, Canada T2P 4K7.

The Total Shares are listed and traded under the symbol “TOT” on the TSX.

For further information regarding Total and its business activities, see the Total AIF and the other documents incorporated by reference herein.

RECENT DEVELOPMENTS

On May 19, 2017, Total entered into the Amalgamation Agreement with Savanna and Subco, pursuant to which Total proposes to indirectly acquire all of the issued and outstanding Savanna Shares (not already owned by Total) by way of a three-cornered amalgamation under the ABCA. For a full description of the Amalgamation and the Amalgamation Agreement, see “The Amalgamation” in the Information Circular. See also “The Amalgamation – Background to the Amalgamation” in the Information Circular and Appendix F – Pro Forma Financial Statements of Total.

DESCRIPTION OF SHARE CAPITAL

Total is authorized to issue: (a) an unlimited number of Total Shares; and (ii) an unlimited number of preferred shares, issuable in series, of which the first series is an unlimited number of Total Redeemable Preferred Shares.

Total Shares

The holders of Total Shares are entitled to one vote for each Total Share held at all meetings of shareholders of Total, except meetings at which only holders of a specified class of shares (other than Total Shares) are entitled to vote. Holders of Total Shares are entitled to receive, subject to the prior rights and privileges attaching to any other class of shares of Total, such dividends as may be declared by Total. Holders of Total Shares are entitled to receive the remaining property and assets of Total upon the liquidation, dissolution or winding-up of Total, subject to the prior rights and privileges attaching to any other class of shares of Total. As at the date hereof, there were 43,890,460 Total Shares issued and outstanding and options outstanding entitling the holders thereof to purchase up to 2,560,000 Total Shares.

Total Redeemable Preferred Shares

The holders of Total Redeemable Preferred Shares are not entitled to vote, or to receive notice of, or attend any meeting of the shareholders of Total. The holders of the Total Redeemable Preferred Shares shall not be entitled to receive any dividends. Subject to the requirements of the ABCA, the Corporation shall, immediately following the issuance of the Certificate, redeem all of the Total Redeemable Preferred

Shares and each holder of Total Redeemable Preferred Shares shall receive $0.20 in cash per Total Redeemable Preferred Share upon such redemption. The holders of Total Redeemable Preferred Shares are entitled to receive, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Total Shares or any other class of shares raking junior to the Total Redeemable Preferred Shares, the remaining property and assets of Total upon the liquidation, dissolution or winding-up of Total, subject to the prior rights and privileges attaching to any other class of shares of Total. As at the date hereof, there are no Total Redeemable Preferred Shares issued and outstanding.

CONSOLIDATED CAPITALIZATION

The following table sets out information concerning the consolidated capitalization of: (a) Total as at March 31, 2017; and (b) Total as at March 31, 2017 after giving effect to the Total Offer and following the completion of the Amalgamation. This information should be read in conjunction with the Total Interim Financial Statements and Total Interim MD&A incorporated by reference herein and the unaudited pro forma financial statements of Total in Appendix F – Pro Forma Financial Statements of Total.

	As at March 31, 2017
	($ millions)
	Reported (1)	As adjusted after giving effect to the Total Offer and the Amalgamation(2)
Debt due within one year (including capital leases)	3.2	222.3
Long-term debt	58.1	131.8
Total short-term and long-term debt	61.3	354.1
Equity attributable to shareholders of the Offeror:
Total Shares	193.2	294.0
Contributed Surplus	7.9	7.9
Retained Earnings	264.8	263.9
Accumulated other comprehensive income	—	—
Non-controlling interest	—	10.1

Notes:

(1)	Includes the acquisition of 51.6% of the issued and outstanding Savanna Shares pursuant to the Total Offer on March 27, 2017.
(2)	Includes the acquisition of additional Savanna Shares acquired by Total after March 31, 2017 pursuant to the Total Offer.

PRIOR SALES

The following table summarizes the issuances of Total Shares or securities convertible into Total Shares in the 12 month period prior to the date hereof.

Date of Issuance	Nature of Issuance	Type of Security Issued	Number of Securities Issued	Issue Price per Security(1)
March 27, 2017	Total Offer	Total Shares	7,923,864	$13.19
April 7, 2017	Total Offer	Total Shares	4,633,449	$13.277
April 24, 2017	Total Offer	Total Shares	425	$13.5717
April 27, 2017	Total Offer	Total Shares	412,722	$13.5717

Note:

(1)	Based on the five-day volume weighted average price of the Total Shares on the TSX prior to the date of acquisition of Savanna Shares.

PRICE RANGE AND VOLUME OF TRADING OF TOTAL SHARES

The issued and outstanding Total Shares trade on the TSX under the trading symbol “TOT”. The following table sets out the high and low trading prices and aggregate volume of trading of the Total Shares for the periods noted below.

Year	Period	High	Low	Volume
2016	April	$13.96	$11.07	527,883
	May	$14.30	$12.07	706,146
	June	$14.98	$12.78	680,093
	July	$14.10	$12.70	462,921
	August	$13.34	$12.46	290,502
	September	$14.07	$12.40	593,268
	October	$13.77	$12.50	212,630
	November	$14.70	$12.05	1,267,801
	December	$15.24	$13.05	685,398
2017	January	$16.00	$14.41	323,977
	February	$15.20	$13.64	294,834
	March	$14.47	$12.66	551,965
	April	$14.14	$13.10	1,004,514
	May (1-18)	$14.23	$13.14	962,241

On May 18, 2017, the last trading day prior to the date of the Information Circular and the public announcement of the Amalgamation Agreement, the closing price of the Total Shares was $13.95.

DIVIDENDS

Total paid a quarterly dividend to the Total Shareholders of $0.03 per share on each of January 29, April 30, July 30 and October 29, 2010. Total paid a quarterly dividend of $0.04 per share to the Total Shareholders on January 31, April 29, July 29 and October 31, 2011 and January 31, 2012. Total paid a quarterly dividend of $0.05 per share to the Total Shareholders on April 30, July 31 and October 31, 2012, January 31, April 30, July 31, October 31, 2013 and January 31, 2014. Total paid a quarterly dividend of $0.06 per share to the Total Shareholders on April 30, July 31 and October 31, 2014 and January 30, April 30, July 31, October 30, 2015, January 29, April 29, July 29, September 30, 2016 and January 31, 2017.

The Total Board has established a policy of declaring dividends in line with its overall financial performance and cash flow generation. The Total Board makes determinations respecting dividends on a quarterly basis. Total is subject to certain restrictions on the declaration and payment of dividends as set out in the ABCA. In particular, the ABCA provides that a corporation shall not declare or pay a dividend if there are reasonable grounds for believing that: (a) the corporation is, or would after the payment of the dividend be, unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and the stated capital of all classes of its shares.

Notwithstanding the foregoing, the amount and timing of any dividends declared by Total are at the discretion of the Total Board. The amount of any future dividends may vary depending on, among other things, the consolidated earnings of Total, financial requirements associated with the operation of the business of Total and other members of the Total Group, the satisfaction of the statutory tests imposed by the ABCA in relation to the declaration and payment of dividends (described above) and other conditions that may exist from time to time. In addition, the Total Board may alter the timing for the declaration and payment of dividends in its discretion. No assurance can be given that Total will continue to pay dividends in the future.

RISK FACTORS

Investments in the Savanna Shares and the Total Shares are subject to certain risks. Savanna Shareholders should carefully consider the risk factors described under the heading “Risk Factors” in the Information Circular and under the heading “Risk Factors” in Appendix D – Information Concerning Savanna. Savanna Shareholders should also carefully consider the risk factors set out in the documents incorporated by reference herein, including under the heading “Risk Factors” in the Total AIF and the risk factors set out in the Total Annual MD&A and the Total Interim MD&A.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed in the 2016 AGM Circular, no executive officer, director or employee of Total, or former executive officer, director or employee of Total, at any point within thirty days before the date of the Information Circular, had any outstanding indebtedness owing to Total or any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Total.

No current director or executive officer of Total, or any director or executive officer of Total during the most recently completed financial year, or any associate of such director or executive officer: (a) is, or at any time during the most recently completed financial year was, indebted to Total; or (b) has had indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Total.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed above, under the heading “The Amalgamation – Interests of Directors and Executive Officers in the Amalgamation” in the Information Circular, elsewhere in the Information Circular or in any document incorporated by reference herein or deemed to be incorporated by reference herein, management of Total is not aware of any material interest, direct or indirect, of any Informed Person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of Total or any proposed nominee as a director of Total, or any associate or affiliate of any such person in any transaction since the commencement of Total’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect Total.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as described below under the heading “Taxation of Total”, neither Total nor any of its subsidiaries are party to, nor is Total aware of any contemplated or threatened, legal proceedings or regulatory actions that might reasonably be considered to have a material effect on Total or its subsidiaries.

Taxation of Total

The business and operations of Total are complex and Total has executed a number of significant financings, reorganizations, acquisitions and other material transactions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as Total’s interpretation of relevant tax legislation and regulations. Tax filing positions are subject to review by taxation authorities who may successfully challenge Total’s interpretation of the applicable tax legislation and regulations.

On August 30, 2015 Total was notified by the Canada Revenue Agency (the “CRA”) that certain of Total’s income tax filings related to its conversion from an income trust to a corporation in 2009 were being re-assessed. Specifically, the CRA increased Total’s taxable income by $56.1 million and denied $1.7 million of investment tax credits claimed (the “Reassessment”). The Reassessment is based entirely on the CRA’s proposed application of the general anti-avoidance rule and gives rise to approximately $14.1 million of federal income tax payable. During 2015 Total paid one half of the Reassessment, or $7.1 million, as required pending appeal. On November 4, 2015, related provincial income tax reassessments totaling $5.6 million (including interest and penalties) were received.

Total has received both legal and tax advice relating to its conversion from an income trust to a corporation indicating that its income tax filing position is strong. As such, Total has filed notices of objection in response to the Reassessment and continues to vigorously defend its filing position and seek reimbursement from the CRA for the costs arising from having to defend such Reassessment to the fullest extent possible. Management of Total believes that it will be successful in defending its tax filing position, and as such, Total has not recognized any provision for the Reassessment at December 31, 2016. The $7.1 million paid on account of the Reassessment has been recorded as income tax receivable.

Total, in the normal course of operations, will become subject to a variety of legal and other claims against Total. Management and Total’s legal counsel evaluate all claims on their apparent merits and accrue management’s best estimate of the estimated costs to satisfy such claims. Management of Total believes that the outcome of legal and other claims currently filed against Total will not be material to Total.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, Chartered Professional Accountants, are the auditors of Total and have confirmed that they are independent with respect to Total within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

Computershare Trust Company of Canada is the transfer agent and registrar for the Total Shares at its principal offices in Calgary, Alberta and Toronto, Ontario.

ADDITIONAL INFORMATION

Additional information regarding Total may be found on SEDAR at www.sedar.com. Financial information in respect of Total and its affairs is provided in the Total Annual Financial Statements, Total Interim Financial Statements, Total Annual MD&A and Total Interim MD&A. Copies of Total’s financial statements and related management’s discussion and analysis are available upon request from the Corporate Secretary of Total, at 2550, 300 – 5th Avenue S.W., Calgary, Alberta, T2P 3C4, Telephone: (403) 698-8445.

APPENDIX F

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the acquisition of all outstanding Savanna Shares under the Total Offer and the Amalgamation. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of Total incorporated by reference in the Information Circular. The unaudited pro forma consolidated statement of comprehensive loss as at and for the three-month period ended March 31, 2017 and as at and for the year ended December 31, 2016 give effect to the Total Offer and the Amalgamation as if such transactions had been completed on January 1, 2016. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using certain financial statements of Total and Savanna as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing these unaudited pro forma consolidated financial statements, management of Total has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of Total. Actual amounts recorded upon consummation of the transactions contemplated by this Information Circular will differ from these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Amalgamation have been excluded from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in thousands of Canadian dollars, except where noted.

All capitalized terms not otherwise defined herein have the meanings given to them in the information circular and proxy statement of Savanna Energy Services Corp. dated May 19, 2017 (the “Information Circular”).

TOTAL ENERGY SERVICES INC.

PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2017

In thousands of Canadian dollars, except per share amounts

(unaudited)

	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes	Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$25,434	172	2(a)	$24,406
			(1,200)	2(b)
Accounts receivable	58,373	89,258	—		147,631
Loans receivable	2,997	—			2,997
Inventory	50,993	6,893	—		57,886
Income taxes receivable	4,861	1,010	—		5,871
Other assets	4,835	—	—		4,835
Prepaid expenses and deposits	5,197	2,395	—		7,592

	127,256	124,990	(1,028)		251,218
Property, plant and equipment	377,773	682,283	(237,889)	2(a)	822,167
Long-term investment	118,613	—	(118,613)	2(e)	—
Income taxes receivable	7,070	—	—		7,070
Deferred tax asset	475	15,795	—		16,270
Goodwill	4,053	—	—		4,053

	$635,240	$823,068	(357,530)		$1,100,778

Liabilities & Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$38,148	$59,514	—		$97,662
Income taxes payable	—	2,194	—		2,194
Deferred revenue	6,374	1,487	—		7,861
Dividends payable	2,331	—	—		2,331
Current portion of obligations under finance leases	1,293	—	—		1,293
Current portion of long term debt	1,952	219,088	—		221,040

	50,098	282,283	—		332,381
Long-term debt	56,556	57,415	26,857	2(a),(d)	127,028
			(13,800)	2(e)
Obligations under finance leases	1,497	3,310			4,807
Deferred tax liability	60,940	18,445	(324)	2(b)	60,580
			(18,445)	2(c)
Shareholders’ equity:			(36)	2(e)
Share capital	193,198	1,046,933	(1,046,933)	2(a)	294,046
			205,392	2(a)
			(104,544)	2(e)
Contributed surplus	7,912	31,730	(31,730)	2(a)	7,912
AOCI	258	36,259	(36,259)	2(a)	25
			(233)	2(e)
Non-controlling interest	—	10,094	—		10,094
Retained earnings	264,781	(663,401)	663,401	2(a)	263,905
			(876)	2(b)

	466,149	461,615	(351,782)		575,982

	$635,240	$823,068	(357,530)		$1,100,778

TOTAL ENERGY SERVICES INC.

PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

Three months ended March 31, 2017

In thousands of Canadian dollars, except per share amounts

(unaudited)

	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes	Pro Forma Consolidated
Revenue	$84,352	$117,319	$—		$201,671
Cost of services	68,715	99,199	—		167,914
Selling, general and administration	7,620	10,019	—		17,639
Share-based compensation	229	242	—		471
Other income and expenses	—	6,964	—		6,964
Depreciation	8,029	22,170	(7,730)	3(b)	22,469

Results from operating activities	(241)	(21,275)	7,730		(13,786)
Gain on sale of property, plant and equipment	154	—	—		154
Finance costs	(597)	(5,741)	(208)	3(e)	(6,546)

Net income (loss) before income taxes	(684)	(27,016)	7,522		(20,178)

Current income tax expense (recovery)	(4,729)	960	—		(3,769)
Deferred income tax expense (recovery)	4,898	(8,369)	2,031	3(c)	(1,440)

Total income tax (recovery) expense	169	(7,409)	2,031		(5,209)

Net income (loss) for the period	$(853)	$(19,607)	$5,491		$(14,969)

Net income (loss) attributable to:
Shareholders	(853)	(19,762)	5,532		(15,083)
Non-controlling interests	—	155	(41)		114

Earnings (loss) per share
Basic earnings (loss) per share	$(0.03)	$(0.17)	—		$(0.39)
Diluted earnings (loss) per share	$(0.03)	$(0.17)	—		$(0.39)

Other Comprehensive loss
Foreign currency translation adjustment	24	4,605	—		4,629
Changes in fair value of long-term investment	270	—			270
Deferred tax on changes in fair value of long-term investment	(36)	—			(36)
Foreign exchange loss on net investment hedge	—	—	—		—
Tax on foreign currency translation adjustment	—	(508)	—		(508)

Comprehensive loss	$(595)	$(15,510)	$5,491		$(10,614)

Comprehensive loss attributable to:
Shareholders	$(595)	$(15,665)	$5,532		$(10,728)
Non-controlling interests	$—	$155	$(41)		$114

TOTAL ENERGY SERVICES INC.

PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

Year ended December 31, 2016

In thousands of Canadian dollars, except per share amounts

(unaudited)

	Total Energy Services Inc.	Savanna Energy Services Corp.	Adjustments	Notes	Pro Forma Consolidated
Revenue	$197,800	$323,900	$—		$521,700
Cost of services	160,541	246,843	—		407,384
Selling, general and administration	22,924	29,595	—		52,519
Share-based compensation	1,311	189	—		1,500
Other income and expenses	—	8,101	—		8,101
Depreciation	28,134	93,607	(35,217)	3(b)	86,524

Results from operating activities	(15,110)	(54,435)	35,217		(34,328)
Gain on sale of property, plant and equipment	1,017	—	—		1,017
Finance income	547	—	—		547
Finance costs	(2,426)	(18,081)	(1,200)	3(a)	(22,539)
			(832)	3(e)

Net income (loss) before income taxes	(15,972)	(72,516)	33,185		(55,303)

Current income tax expense (recovery)	1,950	(132)	—		1,818
Deferred income tax expense (recovery)	(6,008)	(14,129)	8,960	3(c)	(11,177)

Total income tax (recovery) expense	(4,058)	(14,261)	8,960		(9,359)

Net income (loss) for the period	$(11,914)	$(58,255)	$24,225		$(45,944)

Net income (loss) attributable to:
Shareholders	(11,914)	(56,004)	23,448		(44,470)
Non-controlling interests	—	(2,251)	777		(1,474)

Earnings (loss) per share
Basic earnings (loss) per share	$(0.38)	$(0.61)	—		$(0.96)
Diluted earnings (loss) per share	$(0.38)	$(0.61)	—		$(0.96)

Other Comprehensive loss
Foreign currency translation adjustment	—	(10,294)	—		(10,294)
Foreign exchange gain on net investment hedge	—	1,828	—		1,828
Tax on foreign currency translation adjustment	—	361	—		361

Comprehensive loss	$(11,914)	$(66,360)	$24,225		$(54,049)

Comprehensive loss attributable to:
Shareholders	$(11,914)	$(64,109)	$23,448		$(52,575)
Non-controlling interests	$—	$(2,251)	$777		$(1,474)

TOTAL ENERGY SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2017 and for the year ended December 31, 2016

(unaudited)

1.	Basis of Presentation

The accompanying unaudited pro forma consolidated statement of financial position of Total Energy Services Inc. (“Total” or the “Corporation”) as at March 31, 2017 and the unaudited pro forma consolidated statement of comprehensive loss for the three month period ended March 31, 2017 and the year ended December 31, 2016 (the “pro-forma statements”) have been prepared to reflect the Total Offer and the Amalgamation:

•	Pursuant to the terms of the Total Offer, Savanna Shareholders who validly tendered their Savanna Shares to the Total Offer received for each Savanna Share, 0.1300 of a Total Share plus $0.20 in cash. Under the terms of the Amalgamation Agreement, Savanna Shareholders will be receiving 0.1300 of a Total Share and one Total Redeemable Preferred Share for each Savanna Share held (other than Total and Savanna Dissenting Shareholders). Upon the completion of the Amalgamation, the amalgamation entity “Amalco”, will be a wholly-owned subsidiary of Total and the Total Redeemable Preferred Shares will be redeemed for $0.20 in cash per share. The estimated number of Total Shares to be issued, in aggregate, pursuant to the Total Offer and the Amalgamation is 15,169,247 (an aggregate of 12,970,460 Total Shares having been issued under the Total Offer as of April 27, 2017 (the expiry date of the Total Offer)) based upon the assumption that there are 118,351,951 outstanding Savanna Shares, 134,567 in-the-money Savanna Options and nil in-the-money Savanna Warrants, based on an effective price of the Amalgamation Consideration of $1.96 per Savanna Share as of May 18, 2017.

•	The number of in-the-money unexercised Savanna Options at the date of the Information Circular is 134,567. The number of in-the-money Savanna Warrants as at the date of the Information Circular is nil. It has been assumed that the in-the money Savanna Options will be exercised prior the Effective Date. The Savanna Options and Savanna Warrants that have not, immediately prior to the Effective Time, been exercised in accordance with their terms will, at the Effective Time, be deemed to have been adjusted in accordance with their respective terms which each contain customary adjustment provisions (the “Adjustment Provisions”) in the event of an amalgamation, merger or other consolidation of Savanna with another entity (a “Capital Reorganization”). The Adjustment Provisions provide, among other things, that the holder of the security is entitled to receive, for the same aggregate consideration, upon exercise of such security, in lieu of the number of Savanna Shares to which the holder would otherwise be entitled upon the exercise thereof, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization, which the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Savanna Shares, which the holder was theretofore entitled to purchase or receive upon the exercise of the Savanna Options or Savanna Warrants, as the case may be. As a result, the holders of Savanna Options and Savanna Warrants will be entitled to exercise their respective securities following the Effective Date for Total Shares pursuant to the applicable Adjustment Provisions on the basis of 0.1300 of a Total Share and the Redeemable Preferred Share Redemption Amount for each Savanna Share such holder would otherwise be entitled to on the exercise of the Savanna Option or Savanna Warrant, as the case may be.

•	The long-term debt and bank indebtedness of Savanna will be assumed by Total.

•	The transactions under the Amalgamation Agreement and the Total Offer will be accounted for using the purchase method. These unaudited pro-forma consolidated financial statements were prepared on the basis that the Amalgamation Resolution will be approved by Savanna Shareholders and necessary regulatory approvals received. If these things do not occur, or if another condition of the Amalgamation is not satisfied or waived, the results will be materially different.

The pro-forma statements have been prepared from information derived from, and should be read in conjunction with, the following:

•	the unaudited interim consolidated financial statements of Total as at and for the three months ended March 31, 2017;

•	the audited consolidated financial statements of Total as at and for the year ended December 31, 2016;

•	the unaudited interim consolidated financial statements of Savanna as at and for the three months ended March 31, 2017; and

•	the audited consolidated financial statements of Savanna as at and for the year ended December 31, 2016.

These unaudited pro forma consolidated financial statements have been prepared by management of the Corporation in accordance with International Financial Reporting Standards (IFRS) and National Instrument 51-102 – Continuous Disclosure Obligations. The unaudited pro forma consolidated statement of financial position gives effect to the transactions and assumptions disclosed in note 2 as if they had occurred on March 31, 2017. The unaudited pro forma consolidated statement of comprehensive loss gives effect to the transactions and assumptions disclosed in note 3 as if they had occurred at January 1, 2016 for the three months ended March 31, 2017 and the year ended December 31, 2016.

The unaudited pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations and combined assets.

Accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are in accordance with those disclosed in Total’s audited consolidated financial statements as at and for the year ended December 31, 2016.

In the opinion of management of Total, the unaudited pro forma consolidated financial statements include all material adjustments necessary for a fair presentation of the consolidated financial statements of the Corporation following the approval of the Amalgamation Resolution by Savanna Shareholders and completion of necessary arrangements.

2.	Pro Forma Consolidated Statement of Financial Position Assumptions and Adjustments

The unaudited pro-forma consolidated statement of financial position as at March 31, 2017 gives effect to the following assumptions and adjustments as if they occurred on December 31, 2016.

a)

The unaudited pro forma consolidated statement of financial position assumed acquisition of all outstanding Savanna Shares and completion of other necessary arrangements related to the Total Offer and the Amalgamation. Under the terms of the Total Offer, Savanna Shareholders who validly tendered their Savanna Shares to the Total Offer received for each Savanna Share, 0.1300 of a Total Share plus $0.20 in cash. Under the terms of the Amalgamation Agreement, Savanna Shareholders will be receiving 0.1300 of a Total Share and one Total Redeemable Preferred Share for each Savanna Share held (other than Total and Savanna Dissenting Shareholders). Upon the completion of the Amalgamation, the Amalgamation entity “Amalco”, will be a wholly-owned subsidiary of Total and the Total Redeemable Preferred Shares will be redeemed for $0.20 in cash per share. The estimated number of Total Shares to be issued, in aggregate, pursuant to the Total Offer and the Amalgamation of 15,169,247 (an aggregate of 12,970,460 Total Shares having been issued under the Total Offer as of April 27, 2017 (the expiry date of the Total Offer)) based upon the assumption that there are 118,351,951 outstanding Savanna Shares, 134,567 in-the-money Savanna Options, which will be exercised for estimated proceeds of $0.2 million and nil in-the-money Savanna Warrants. For the purposes of the unaudited pro forma consolidated financial statements, management of Total assumed that there are 134,567 outstanding in-the-money Savanna Options and nil in-the-money Savanna Warrants. The assumptions in respect of the number of Savanna Shares, Savanna Options and Savanna Warrants noted above are as of May 18, 2017. The estimated dollar value of the Amalgamation Consideration assumed an ascribed price of $13.54 to the Total Shares based on Total’s five-day volume weighted average trading price of the Total Shares to May 9, 2017 (the date before Total released Q1 2017 financial results). The actual value of the Amalgamation Consideration may differ materially from the estimate, based on the price of the Total Shares on the effective date of the completion of the Amalgamation.

The completion of the Amalgamation is expected to result in approximately 46,089,247 Total Shares being issued and outstanding (as estimated at May 18, 2017) on a diluted basis in accordance with the assumptions outlined above as disclosed in note 3(d) below (assuming no Savanna Dissenting Shareholders and that no Savanna Warrants are exercised prior to the Effective Date). The transactions under the Total Offer and the Amalgamation will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values. The following table summarizes the estimated preliminary allocation of the purchase price based on management’s preliminary estimates of the fair value of Savanna’s assets and liabilities:

Cost of acquisition
Share consideration	205,392
Cash Consideration	26,857

$232,249

Allocation at estimated fair values:
Cash and cash equivalents	25,606
Accounts receivable	89,258
Inventory	6,893
Income taxes receivable	1,010
Prepaid expenses and deposits	2,395
Property, plant and equipment	444,394
Deferred tax asset	15,795
Accounts payable and accrued liabilities	(59,514)
Income taxes payable	(2,194)
Current portion of long term debt	(219,088)
Deferred revenue	(1,487)
Long-term debt	(57,415)
Obligations under finance leases	(3,310)
Non-controlling interest	(10,094)

$232,249

The fair values of assets and liabilities were estimated as follows:

•	Savanna’s March 31, 2017 book value was estimated to be fair value, for the following accounts: cash and cash equivalents, accounts receivable, inventory, income taxes receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, income taxes payable, current portion of long-term debt, deferred revenue, long-term debt, and obligations under finance leases;

•	to estimate the fair value of property, plant and equipment (“PP&E”) a market approach was utilized, whereby reference was given to how the open efficient market values Savanna as an enterprise. The detailed evaluation of fair values of PP&E is currently under way and will be provisionally finalized by June 30, 2017;

•	Total’s estimate of the fair value of Savanna’s PP&E and, consequently, the amount of the adjustment to Savanna’s PP&E was made with reference to the market value of Savanna’s equity (as determined based on the market price of the Savanna Shares at the relevant time) and the book value of the Savanna’s shareholders’ equity (as determined based on Savanna’s financial statements as at and for the three months ended March 31, 2017);

•	based on the effective price of the Savanna Shares taken up on March 24, 2017 of $1.91 per Savanna Share, the fair value of the Savanna Shares was approximately $226 million, as compared to the book value of Savanna’s shareholders’ equity, as presented in Savanna’s interim unaudited financial statements as at and for the three months period ended March 31, 2017, of approximately $462 million. The net difference is a discount of approximately $237 million;

•	Total expects to update its estimates when Total completes the detailed determination of assets acquired and liabilities assumed, the process of which is currently under way; and

•	the assessment of fair value of the non-controlling interest has not been completed at this time.

The purchase price allocation has been determined from information that was available to the management of Total as at May 18, 2017 and, due to ongoing detailed determination of fair values of assets acquired and liabilities assumed, is subject to change; the purchase price allocation that will be finalised upon completion of the detailed determination of fair values and might be materially different from the values set out herein. Although Total does not have a reason to believe so, the process of detailed determination of fair values might reveal certain assets and liabilities of Savanna, that could have a material impact on the determination of fair values of Savanna’s assets and liabilities and the resulting purchase price allocation.

b)	Cash and cash equivalents was reduced by a total of $1.2 million for costs associated with the Total Offer and the Amalgamation. Costs associated with the combination transaction include the Corporation’s remaining estimated expenses of $1.2 million of legal, translation, filing, printing, mailing and other costs. The $1.2 million of the expenses of the Total Offer will be expensed and are shown net of the tax impact at $0.9 million as a decrease to retained earnings.

Transaction costs do not include costs associated with the $20 million break fee, as claimed by Western Energy Services Inc. and a $6 million change of control fee relating to AIMCO second lien facility. The costs associated with the Total Offer and the Amalgamation are estimated based on available information and might change if and when additional information becomes available.

c)	It is expected that the acquisition of Savanna Shares as proposed in the Total Offer and the Amalgamation will give rise to an additional deferred tax asset. Such additional deferred tax asset, beyond the carrying amount previously recognized by Savanna and shown above, is not recognized in these unaudited pro forma consolidated financial statements due to uncertainty as to the probability of such asset utilization.

d)	Long-term debt was increased by $26.9 million for the cash portion of the Total Offer and the Amalgamation. Total intends to fund the cash portion of the purchase consideration by cash on hand and from its existing credit facility.

e)	At March 31, 2017, Total owned 61,777,797 of Savanna Shares, which represented approximately 52.3% of the total number of outstanding Savanna Shares. At March 31, 2017, the fair value of Savanna Shares owned by Total was $118.6 million. Amounts relating to this ownership are eliminated for these unaudited pro-forma financial statements purposes.

f)	For the purposes of these unaudited pro forma consolidated financial statements, the value of the 7,000,000 Savanna Warrants issued to Alberta Investment Management Corporation is assumed to be immaterial.

3.	Pro Forma Consolidated Statements of Comprehensive Loss Assumptions and Adjustments

a)	Increase to finance expenses to reflect the Total Offer and the Amalgamation costs as described in note 2(b) above.

b)	Depreciation has been adjusted to reflect the valuation of the Savanna PP&E. No adjustment for the difference in depreciation accounting policy was made, as determination of fair values and remaining useful life is not completed at this time.

c)	The deferred tax provision has been adjusted for the tax impact of the pro forma adjustments in the statements of comprehensive loss. These adjustments were made using the Corporation’s effective corporate tax rate of 27%.

d)	The calculation of net earnings (loss) per share of the Corporation has been based on the weighted average number of Total Shares issued and outstanding and the number of Total Shares to be issued to Savanna Shareholders, as required to effect the Total Offer and the Amalgamation as disclosed in note 2(a).

e)	Finance expense has been adjusted to reflect interest associated with long-term debt used to finance the cash portion of consideration offered for the Savanna Shares described in notes 2(a) and 2(d).

The per share calculations are as follows:

Weighted Average Total Shares Outstanding at March 31, 2017	Total Shares
Total Shares issued and outstanding, prior to the completion of the Total Offer and the Amalgamation	38,844,000
Estimated Total Shares issued on the acquisition of Savanna after March 31, 2017	7,245,247

Weighted average Total Shares outstanding , on a pro forma basis	46,089,247

Dilutive effect of Total stock options	—

Diluted weighted average Total Shares outstanding, on a pro-forma basis	46,089,247

Weighted Average Total Shares Outstanding for the three months ended March 31, 2017	Total Shares
Weighted average Total shares issued and outstanding, prior to the completion of the Total Offer and the Amalgamation	31,448,000
Estimated Total Shares issued on the acquisition of Savanna after March 31, 2017	7,245,247

Weighted average Total Shares outstanding , on a pro forma basis	38,693,247

Dilutive effect of Total stock options	—

Diluted weighted average Total Shares outstanding, on a pro-forma basis	38,693,247

Weighted Average Total Shares Outstanding for the year ended December 31, 2016	Total Shares
Weighted average Total shares issued and outstanding, prior to Total Offer and the Amalgamation	30,967,000
Estimated Total Shares issued on the acquisition of Savanna	15,169,247

Weighted average Total Shares outstanding , on a pro forma basis	46,136,247

Dilutive effect of Total stock options	—

Diluted weighted average Total Shares outstanding, on a pro-forma basis	46,136,247

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Certain Persons

Under Section 124 of the Business Corporations Act (Alberta) (the “ABCA”), the Registrant may indemnify a present or former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and such director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

The Registrant may, subject to the approval of the Court of Queen’s Bench of Alberta, indemnify a person referred to above in respect of an action by or on behalf of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, to procure a judgment in its favor, to which such director or officer is made a party by reason of being or having been a director or an officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

Notwithstanding the foregoing, a person referred to above shall be entitled to indemnity from the Registrant in respect of all costs, charges and expenses reasonably incurred by such person in connection with the defense of any civil, criminal, or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, if the person seeking indemnity: (i) was substantially successful on the merits of such person’s defense of the action or proceeding, (ii) such person acted honestly and in good faith with a view to the best interests of the corporation, (iii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person’s conduct was lawful, and (iv) is fairly and reasonably entitled to indemnity.

A corporation may advance funds to a person referred to above for the costs, charges and expenses of a proceeding; however, the person shall repay the moneys if the individual does not fulfill the conditions set out in (i), (ii), (iii) and (iv) above.

Under the ABCA, the Registrant may purchase and maintain insurance for the benefit of any persons referred to above against any liability incurred by the person in their capacity as a director or officer of the Registrant, or in their capacity as a director or officer, or similar capacity, of another body corporate, if the individual acted in such capacity at the Registrant’s request, except where the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation or the body corporate, as applicable.

The bylaws of the Registrant provide that, subject to section 124 of the ABCA, except in respect of an action by or on behalf of the Registrant or body corporate to procure a judgment in its favor, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if such person (i) acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-80, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1	Circular, dated May 19, 2017 (included in Part I of this registration statement).

1.2	Letter of transmittal.

1.3	Amalgamation agreement, dated May 19, 2017 (included in Part I of this registration statement).

3.1	Annual information form of the Registrant, dated March 7, 2017 for the year ended December 31, 2016.

3.2	Audited consolidated financial statements of the Registrant, as at and for the years ended December 31, 2016 and 2015 and notes and the auditor’s report in respect thereof.

3.3	Management’s discussion and analysis of results of operations and financial condition of the Registrant, for the year ended December 31, 2016.

3.4	Management information circular of the Registrant, dated April 12, 2016 in respect of the annual meeting of shareholders held on May 19, 2016.

3.5	Management information circular of the Registrant, dated January 11, 2017 in respect of the special meeting of shareholders held on February 15, 2017.

3.6	Unaudited consolidated interim financial statements of the Registrant, for the three period ended March 31, 2017 and notes related thereto.

3.7	Management’s discussion and analysis of results of operations and financial condition of the Registrant, for the three month period ended March 31, 2017.

3.8	Material change report of the Registrant, dated March 31, 2017.

3.9	Material change report of the Registrant, dated April 12, 2017.

3.10	Annual information form of Savanna, dated March 30, 2017 for the year ended December 31, 2016.

3.11	Audited consolidated financial statements of Savanna, as at and for the years ended December 31, 2016 and 2015 and notes and the auditor’s report in respect thereof.

3.12	Management’s discussion and analysis of results of operations and financial condition of Savanna, for the year ended December 31, 2016.

3.13	Management information circular of Savanna, dated April 15, 2016 in respect of the annual meeting of shareholders held on May 26, 2016.

3.14	Unaudited consolidated interim financial statements of Savanna, for the three period ended March 31, 2017 and notes related thereto.

3.15	Management’s discussion and analysis of results of operations and financial condition of Savanna, for the three month period ended March 31, 2017.

3.16	Material change report of Savanna, dated March 17, 2017.

3.17	Material change report of Savanna, dated April 3, 2017.

3.18	Material change report of Savanna, dated April 11, 2017.

3.19	Material change report of Savanna, dated May 2, 2017.

4.1	Consent of KPMG LLP.

4.2	Consent of Deloitte LLP.

4.3	Consent of Burnet, Duckworth & Palmer LLP.

5.1	Powers of Attorney (included on the signature page of this registration statement).

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, province of Alberta, country of Canada, on this 19th day of May, 2017.

TOTAL ENERGY SERVICES INC.

By:	/s/ Daniel Halyk
Name:	Daniel Halyk
Title:	President and Chief Executive Officer

POWERS OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Daniel Halyk, Yuliya Gorbach and Cameron Danyluk as the undersigned’s true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any and all registration statements related to this registration statement necessary to register additional securities, any and all exhibits to any of the foregoing, and any and all other documents in connection with any of the foregoing, to attest the seal of the Corporation on any of the foregoing and to file any of the same with the Securities and Exchange Commission, and granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Halyk	President, Chief Executive Officer and Director (Principal Executive Officer)
Daniel Halyk May 19, 2017

/s/ Yuliya Gorbach	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
Yuliya Gorbach May 19, 2017

/s/ Bruce Pachkowski	Chairman of the Board of Directors
Bruce Pachkowski May 19, 2017

/s/ Gregory Fletcher	Director
Gregory Fletcher May 19, 2017

/s/ Randy Kwasnicia	Director
Randy Kwasnicia May 19, 2017

Director
Greg Melchin

Director
Andrew Wiswell

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Total Energy Services Inc. in the United States, on this 19th day of May, 2017.

PUGLISI & ASSOCIATES		Authorized Representative in the United States
By: /s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director